                                                                  Rule 424(b)(5)
                                                              File No. 333-44757
PROSPECTUS SUPPLEMENT
(To Prospectus dated February 13, 1998)

3,162,500 Shares

[LOGO]
CARPENTER TECHNOLOGY CORPORATION

Common Stock
(par value $5.00 per share)

All of the shares of Common Stock (the "Common Stock") of Carpenter Technology Corporation, a Delaware corporation (the "Company"), offered hereby (the "Of-fering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "CRS." On March 9, 1998, the reported last sale price of the Common Stock on the NYSE Composite Tape was $48 1/16 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE S-8 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

           PRICE TO     UNDERWRITING        PROCEEDS TO
           PUBLIC       DISCOUNT (1)        COMPANY (2)
--------------------------------------------------------
Per Share  $48.0625     $2.163              $45.8995
--------------------------------------------------------
Total      $151,997,656 $6,840,487          $145,157,169

------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain lia-bilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $400,000.

The shares of Common Stock offered hereby are being offered by the Underwrit-ers, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock will be made against payment therefor on or about March 13, 1998 at the offices of J. P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.                                     CREDIT SUISSE FIRST BOSTON
                              Joint Lead Managers

BEAR, STEARNS & CO. INC.                                PAINEWEBBER INCORPORATED

March 10, 1998

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFI-CALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representa-tion must not be relied upon as having been authorized by the Company or any Underwriter. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell or a solicitation of an offer to buy any securi-ties in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT                 PAGE
Special Note Regarding Forward
 Looking Statements.................   S-4
Prospectus Supplement Summary.......   S-5
Risk Factors........................   S-8
Use of Proceeds.....................  S-12
Price Range of Common Stock and
 Dividends..........................  S-12
Capitalization......................  S-13
Unaudited Pro Forma Condensed
 Combined Statements of Income......  S-14
Selected Consolidated Financial
 Data...............................  S-16
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................  S-18
Business............................  S-23
Board of Directors..................  S-31
Management..........................  S-33
Certain United States Tax
 Consequences to Non-United States
 Holders............................  S-34
Underwriting........................  S-36
Legal Matters.......................  S-37
Glossary of Terms...................  S-38
Index to Consolidated Financial
 Statements.........................   F-1

PROSPECTUS                          PAGE
Available Information..............    2
Incorporation of Certain Documents
 by Reference......................    3
The Company........................    4
Use of Proceeds....................    4
Ratio of Earnings to Fixed
 Charges...........................    4
Description of Capital Stock.......    5
Description of Debt Securities.....    8
Plan of Distribution...............   18
Legal Matters......................   19
Experts............................   19

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements under the captions "Prospectus Supplement Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Re-sults of Operations" and "Business" in this Prospectus Supplement constitute "forward-looking statements" within the meaning of the Private Securities Liti-gation Reform Act of 1995. These statements, which represent the Company's ex-pectations or beliefs concerning various future events, include, among other matters, statements concerning future revenues and continued growth in various market segments. These statements are based on current expectations that in-volve a number of risks and uncertainties which could cause actual results to differ from those of such forward-looking statements. These risks include the following: (i) the cyclical nature of the specialty materials business and cer-tain end use markets, including, but not limited to, aerospace, automotive and consumer durables, which are subject to changes in general economic conditions;
(ii) the critical importance of certain raw materials used by the Company, some of which can only be acquired from foreign sources and some of which are lo-cated in countries subject to unstable political and economic conditions which may affect the prices or supply of these materials; (iii) the susceptibility of export sales to the effects of export controls, changes in legal and regulatory requirements, policy changes affecting the markets, changes in tax laws and tariffs, exchange rate fluctuations, political and economic instability and ac-counts receivable collection; and (iv) the effects on operations of changes in domestic and foreign governmental laws and public policy, including environmen-tal regulations. Any of these factors could have an adverse effect on the Company's business, financial condition or results of operations.

                         PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by, and should be read in connection with, the more detailed information and financial statements and the notes thereto included and incorporated by reference in this Prospectus Supple-ment and the accompanying Prospectus. References herein to the "Company" or "Carpenter" include Carpenter Technology Corporation and its subsidiaries and affiliates unless the context requires otherwise. For a description of certain terms and phrases used in this Prospectus Supplement, see "Glossary."

                                  THE COMPANY

OVERVIEW

Carpenter is a manufacturer and distributor of products made from specialty ma-terials, such as stainless steel, specialty alloys, titanium, tool steels, ce-ramics and other advanced metals. In the United States, the Company believes it has a leading market position in long products made from stainless steel and titanium bar and wire. The Company's products are used in sophisticated appli-cations in a wide variety of markets, including aerospace and automotive. Car-penter targets applications within markets where (i) the material used requires special characteristics such as extreme strength, hardness and resistance to heat or corrosion and (ii) customers demand customized products and a high level of manufacturing and technical support.

The Company believes it is the only producer of these specialty materials in the United States which combines an expertise in processing advanced materials, an ability to develop and manufacture a broad range of advanced products and a company-owned distribution system. Management believes that this combination and the Company's strategic acquisitions have resulted in its ability to serv-ice a broad customer base and enjoy growth and consistent margins. Carpenter's net sales grew at a compound annual growth rate of 13.0%, from $576.2 million for the year ended June 30, 1993 to $939.0 million for the year ended June 30, 1997. In the same period, income before cumulative effect of changes in ac-counting principles grew at a compound annual growth rate of 22.6%, from $26.5 million to $60.0 million, while EBITDA (defined as earnings before interest, taxes and depreciation and amortization) as a percentage of net sales remained between 15.7% and 17.3%.

Carpenter uses melting, hot forming, cold working and finishing processes to produce long products in the form of billets, bars, rod and wire as well as narrow strip and special shapes. Carpenter specialty materials can be found in a broad range of end-products, such as fasteners for aircraft and components for jet engines; anti-lock brakes and air bag sensors for automobiles; direc-tional drilling devices for oil and gas rigs; blades for steam turbines; surgi-cal instruments; orthopaedic implants; and golf clubs.

The Company primarily markets its products directly through its company-owned sales and distribution centers located throughout the United States and in se-lected international locations. The Company believes its marketing and distri-bution system, which includes regional metallurgists and salespeople, creates close customer relationships and provides the Company with a key competitive advantage.

The Company conducts its business through three operating groups: Specialty Al-loys Operations ("SAO"), Dynamet Incorporated ("Dynamet") and Engineered Prod-ucts Group ("EPG"). SAO, Carpenter's largest division, is the leading producer of stainless steel long products in the United States, producing stainless steel, specialty alloys and tool steels. Dynamet is a processor of titanium bar and wire for aerospace and other applications. The Company believes Dynamet is the leading processor of titanium for use in aerospace fasteners. EPG utilizes new or emerging technologies to manufacture products, including advanced indus-trial ceramics, which are near net shape or finished parts.

RECENT DEVELOPMENT

On February 19, 1998, Carpenter completed its acquisition of Talley Industries, Inc. ("Talley"). Talley is a diversified company that operates in three basic segments: stainless steel processing and distribution, government products and services and industrial products. Carpenter intends to retain Talley's stain-less steel processing and distribution businesses and to divest the other seg-ments. Talley operates a modern stainless steel mill which the Company believes will meet Carpenter's need for additional production capacity and will provide other synergies.

On February 26, 1998, the U.S. Department of Commerce announced preliminary dumping margins to be imposed on all stainless steel rod imports from Taiwan, Korea, Japan, Italy, Sweden, Spain and Germany. The preliminary dumping margins range from 1.2% to 31.4%, depending on country and producer. These seven coun-tries accounted for approximately 92% of stainless steel rod imports in 1997. Final determinations of the dumping margins will be made by the Department of Commerce no later than July 20, 1998, and the dumping and countervailing duty orders will go into effect for a period of up to five years if injury to the domestic industry is found by the International Trade Commission in a ruling to be made no later than September 3, 1998.

                                    OUTLOOK

Carpenter believes that its customers' expanding use of specialty materials and engineered products required by new technologies has created significant busi-ness opportunities. Carpenter's customers continually endeavor to improve the quality and useful lives of their products, thus requiring engineered or cus-tomized materials. The ability to meet customers' increasing demands for so-phisticated materials and to deliver those products expeditiously is a key re-quirement for success in this environment. Carpenter believes that it is the only producer of the previously described specialty materials in the United States which combines an expertise in processing advanced materials, an ability to develop and manufacture a broad range of advanced products and a company-owned distribution system. This combination positions it to pursue these busi-ness opportunities.

                                    STRATEGY

Carpenter's overall corporate objective is to supply value added, specialty products to various segments of major markets, targeting customers who require engineered materials and specialized service. Carpenter's strategy to grow profitably is to:

 . Leverage Sales and Distribution System. Management believes that Carpenter's company-owned sales and distribution system allows the Company to provide its customers with value added solutions more effectively than its competitors. Carpenter plans to continue growing sales by increasing its penetration of selected international and domestic market segments.

 . Focus on Manufacturing Premium Products. In order to satisfy increasing cus-tomer demand for premium products, the Company intends to continue making capital expenditures to expand its manufacturing capacity and capabilities for value added materials. Carpenter plans to maximize utilization of capac-ity and to continually improve manufacturing processes to increase margins.

 . Broaden Product Range. Responding to customer needs for more technologically advanced specialty materials, Carpenter has made substantial investments in developing new products and acquiring new technologies. Carpenter intends to increasingly become the principal supplier of advanced materials for its cus-tomers by providing a wide spectrum of technological solutions.


Supporting its growth strategy, Carpenter has acquired 11 businesses, including Talley, over the past five years, increased capital expenditures significantly over the past three years and maintained a substantial research and development program. For example, by acquiring Dynamet in February 1997, Carpenter obtained the technology and facilities to manufacture and distribute titanium, a mate-rial used for demanding applications such as aerospace fasteners. In addition, SAO has focused on programs to reduce manufacturing cycle times, increase pro-ductivity, reduce waste related costs and minimize work related injuries.

                                  THE OFFERING

 COMMON STOCK OFFERED............................ 3,162,500 shares
 COMMON STOCK OUTSTANDING AFTER THE OFFERING
  (1)............................................ 22,792,528 shares
 USE OF PROCEEDS................................. To reduce short-term debt incurred to finance the
                                                  acquisition of Talley.
 NYSE SYMBOL..................................... "CRS"

-------
(1) Based on shares outstanding as of December 31, 1997. Excludes 4,644,007 shares reserved for issuance pursuant to director and employee stock option and savings plans of Carpenter.

                    SUMMARY CONSOLIDATED FINANCIAL DATA (1)

                         -------------------------------------------------------------------
                         SIX MONTHS ENDED DECEMBER 31,          YEAR ENDED JUNE 30,
                         ----------------------------- -------------------------------------
                                  1997                          1997
                         PRO FORMA (2)    1997    1996 PRO FORMA (2)    1997    1996    1995
                         ------------- ------- ------- ------------- ------- ------- -------
Dollars in millions,
 except per share data
STATEMENTS OF INCOME
 DATA
Net sales...............       $   575 $   529 $   403       $ 1,132 $   939 $   865 $   758
Cost of sales...........           421     382     300           842     698     637     564
Selling and
 administrative
 expenses...............            80      75      59           156     126     113     103
Interest expense........            18      14       9            32      20      19      15
Income before income
 taxes..................            57      59      35           107      98      95      75
Net income..............            34      36      22            64      60      60      47
Earnings per share
 (3)(4)
  Basic.................       $  1.72 $  1.79 $  1.26       $  3.17 $  3.32 $  3.54 $  2.83
  Diluted...............          1.65    1.71    1.20          3.04    3.16    3.38    2.70
Dividends per share.....           .66     .66     .66          1.32    1.32    1.32    1.20
Weighted average common
 shares outstanding (in
 thousands)(3)
  Basic.................        19,533  19,533  16,621        19,658  17,579  16,537  16,240
  Diluted...............        20,687  20,687  17,679        20,838  18,759  17,604  17,309

                                                --------------------------------
                                                AS OF DECEMBER 31, 1997
                                                   PRO FORMA AND
                                                 AS ADJUSTED (5)      ACTUAL
                                                ----------------     -----------
BALANCE SHEET DATA
Total assets...................................          $     1,667 $     1,634
Current debt...................................                  170         275
Long-term debt.................................                  372         372
Minority interest..............................                  --           17
Shareholders' equity...........................                  622         477

-------
(1) The historical information has been derived from Carpenter's consolidated financial statements, except earnings per share and weighted average share in-formation, which have been restated. See note (3).

(2) Gives effect to the acquisitions of Talley, Dynamet and Rathbone Precision Metals, Inc. ("Rathbone"), which were acquired by Carpenter subsequent to July 1, 1996, as though they had occurred on July 1, 1996. See "Unaudited Pro Forma Condensed Combined Statements of Income."

(3) The earnings per share and weighted average share information was prepared on a basic and diluted earnings per share basis, which were calculated in ac-cordance with a new U.S. accounting standard, "Earnings Per Share" (SFAS 128), which became effective for periods ending after December 15, 1997. Carpenter has restated previous periods.

(4) Assuming the Offering had occurred on July 1, 1996, for the six months ended December 31, 1997, basic and diluted earnings per share would have been $1.60 and $1.54, respectively, and for the year ended June 30, 1997, basic and diluted earnings per share would have been $2.96 and $2.86, respectively.

(5) Gives effect to (i) the repayment of certain of Talley's outstanding con-solidated debt, (ii) the acquisition of the remaining approximately 25% of Talley which Carpenter did not own at December 31, 1997, (iii) the issuance of 3,162,500 shares of Common Stock in the Offering and (iv) the use of the net proceeds from the Offering to reduce short-term debt as though they had oc-curred on December 31, 1997. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

Prospective investors should consider carefully the risk factors set forth be-low, as well as the other information and financial data set forth and incorpo-rated by reference herein, in evaluating Carpenter and its business, before making an investment in the Common Stock.

CYCLICAL NATURE OF SPECIALTY MATERIALS BUSINESS

Demand for certain of Carpenter's products, such as titanium and high-tempera-ture alloys, is highly cyclical in nature and demand for certain other of the Company's products, such as stainless steel, is sensitive to general economic conditions. The prices of certain of Carpenter's products have had, and in the future may have, significant fluctuations as a result of general economic con-ditions and other factors beyond Carpenter's control. The demand for Carpen-ter's products and thus its financial performance generally are affected by do-mestic economic fluctuations, as well as changes in the world economy. Because of the comparatively high level of fixed costs associated with Carpenter's man-ufacturing processes, changes in production volumes can result in significant variations in net income. Any significant decrease in demand for Carpenter's products or a decline in prices for such products could have a material adverse effect on Carpenter's business, financial condition or results of operations.

DEPENDENCE ON AEROSPACE INDUSTRY

Demand for certain of Carpenter's products is affected by the strength of the aerospace industry. Shipments to the aerospace industry, Carpenter's largest end-use market, accounted for approximately 30% of net sales for the six months ended December 31, 1997. These sales consist primarily of premium grade, higher margin alloys. The Company's acquisition of Dynamet in February, 1997 increased its dependence on the aerospace industry. There can be no assurance that future sales to the aerospace industry or profit margins will equal historic levels.

The demand by commercial airlines for new aircraft historically has been closely related to the financial condition and performance of the U.S and world economies. The large number of aircraft delivered in the late 1980s and early 1990s, the U.S. economic recession in the early 1990s and the Persian Gulf War created excess capacity in the air carrier system. After this period, airlines and leasing companies deferred existing orders for new aircraft and, to a lesser degree, canceled existing orders. These deferrals and cancellations ad-versely affected the volume and price of orders placed with manufacturers of commercial aircraft engine and other components and their suppliers, including Carpenter. Recently, the commercial airline industry has generally been profit-able, excess capacity has been reduced and the backlog for new aircraft re-ported by major aircraft manufacturers is at high levels. However, there can be no assurance that the improved operating performance of the commercial aircraft industry will continue or that deliveries of commercial aircraft will not be deferred or cancelled in the future. Any developments in the aerospace market resulting in a significant reduction in future aircraft deliveries, including cancellations and deferrals of scheduled deliveries, could have a material ad-verse effect on Carpenter's business, financial condition or results of opera-tions.

DEPENDENCE ON AUTOMOTIVE INDUSTRY

Certain of the Company's products are used for applications in the automotive market. The demand for such products is closely linked to trends in sales of motor vehicles. For the six months ended December 31, 1997, shipments to the automotive industry accounted for 13% of Carpenter's net sales. Sales by the Company to automotive markets may be affected generally by economic conditions and particularly by levels of consumer confidence, discretionary spending and interest rates. Over the past several years, the annual U.S. production rate of automobiles and light trucks has been relatively stable at approximately 15 million units per year. However, there can be no assurance that the automotive industry will not experience sustained periods of decline in vehicle sales in the future and that such decline would not have a material adverse effect on Carpenter's business, financial condition or results of operations.

NET ASSETS HELD FOR SALE

Carpenter plans to divest both the government products and services segment and the industrial products segment of Talley. Although management believes that it will be able to sell these businesses for the values assumed in its financial statements and within one year of the acquisition, no assurance can be given that the businesses in these segments can be sold on a timely basis or that Carpenter will realize the values it has estimated for these businesses. If the businesses cannot be sold on a timely basis, Carpenter will be required to sup-port a higher level of indebtedness than it would otherwise have. Existing man-agement and employees of the businesses to be sold may not wish to stay at these companies and could pursue other opportunities before the companies are sold. In addi-tion, while Carpenter owns these businesses, managing them may place addi-tional demands on Carpenter's personnel and other resources. The businesses held for sale are in a variety of industries in which Carpenter's management generally has no experience. If these businesses are not managed effectively, their value, financial condition, results of operations, cash flows or pros-pects could be materially and adversely affected. During the period of time these businesses are held for sale, overall economic conditions or the compet-itive environment for these businesses could change and could reduce the value of any one or all these businesses. See "--Acquisition Strategy."

COMPETITION

Generally, the markets in which Carpenter participates are competitive. Car-penter competes with companies located throughout the world. The competitive nature of the markets in the future could have an adverse effect on Carpen-ter's business, financial condition or results of operations. Carpenter com-petes generally on the basis of quality, the ability to meet customers' prod-uct specifications, price requirements and delivery schedules. Price competi-tion could increase as a result of the devaluation of foreign currencies, par-ticularly in Asia. Currently, there is worldwide excess capacity for certain alloys which Carpenter produces and markets. This excess capacity could result in increased competition based on price and delivery. The competitive nature of the industries in which Carpenter participates may in the future exert downward pressure on prices for certain of Carpenter's products. Although Car-penter believes it is well positioned to compete in its markets, competitors may develop new products or production processes that reduce or impair Carpen-ter's competitiveness. In addition, Carpenter has joined other domestic pro-ducers in filing dumping and countervailing duty claims in the United States against competitors from seven foreign countries. A determination of such claims, adversely to Carpenter, may make it more difficult for Carpenter to compete in certain markets. See "Business--Competition."

ACQUISITION STRATEGY

Carpenter continues to investigate acquisitions of businesses that expand or complement its business or product offerings. Acquisitions may result in dilu-tion in the value of the Company's securities because of the issuance of eq-uity securities, additional debt, increased amortization of expenses related to goodwill and other assets or other charges to operations.

Acquisitions could involve numerous additional risks, including unsuccessful integration with Carpenter's existing operations and lower operating margins and return on investment in such acquired operations. Acquisitions will re-quire, among other things, continued development of Carpenter's financial and management controls and training of personnel. Moreover, Carpenter's results of operations may be affected by the timing of acquisitions, the costs of in-tegrating such acquisitions and the extent to and the rate at which the eco-nomic benefits of integration are realized. There can be no assurance that Carpenter will be successful in realizing operating and financial improvements from acquisitions. In addition, the availability of acquisition financing in the future cannot be assured and, depending on the terms of such additional acquisitions, may be restricted by Carpenter's debt agreements.

Carpenter completed the acquisition of Talley on February 19, 1998. Carpenter plans to retain two Talley operations, Talley Metals Technology, Inc. ("Talley Metals"), which operates a stainless steel mini-mill located in Hartsville, South Carolina, and Amcan Specialty Steels, Inc. ("Amcan"), which is a stain-less steel master distributor. No assurance can be given that Talley Metals and Amcan will be successfully integrated with Carpenter's existing operations or that Carpenter will be able to achieve the operating and financial improve-ments which it contemplates for these operations. Carpenter plans to divest Talley's government products and services and industrial products segments. See "--Net Assets Held for Sale."

MANAGEMENT OF GROWTH

Carpenter's growth, both in its existing businesses and through acquisitions, has placed demands on its personnel and other resources. Although Carpenter believes that it has successfully managed growth in the past, future growth may place additional demands on Carpenter's personnel and other resources, in-cluding increased responsibilities for management personnel. Carpenter's abil-ity to manage growth effectively will require continued improvement in its op-erational, management and financial systems and controls and successful train-ing, motivation and management of its employees. If Carpenter cannot manage growth effectively, it could have a material adverse effect on Carpenter's business, financial condition or results of operations.

SIGNIFICANT CAPITAL REQUIREMENTS

As a result of Carpenter's acquisitions, capacity expansion and regular main-tenance programs, Carpenter's business operations are capital intensive and will require substantial capital expenditures in the future. Continued access to capital with acceptable terms is necessary to assure the success of the future growth of Carpenter's business. There can be no assurance that Carpenter will be able to secure such additional capital or that the expense of such capital will not in-crease. There also can be no assurance that Carpenter will fully utilize new or expanded facilities or that such facilities will earn an adequate return on in-vestment. Carpenter's inability to adequately utilize such facilities or to earn an adequate return on investment could have a material adverse effect on Carpenter's business, financial condition or results of operations.

ENVIRONMENTAL MATTERS

Like similar companies, Carpenter's operations and properties are subject to various stringent federal, state, local and foreign environmental laws and reg-ulations governing, among other things, the use, storage, handling, generation, treatment, emission, release, discharge, disposal or remediation of certain ma-terials, substances and wastes (collectively, "Environmental Laws"). There is a risk that these governmental environmental requirements, or enforcement there-of, may become even more restrictive in the future and that Carpenter may be subject to future regulatory scrutiny or legal proceedings brought by private parties or government agencies with respect to environmental matters. Although Carpenter believes that it is currently in substantial compliance with current Environmental Laws, there can be no assurance that material costs will not be incurred in connection with limitations imposed by, or compliance with, or claims or liabilities arising under current or future Environmental Laws or that the costs of compliance or of liabilities would not have a material ad-verse effect on Carpenter's business, financial condition or results of opera-tions. See "Management's Discussion and Analysis of Financial Condition and Re-sults of Operations--Commitments and Contingencies" and "Business--Environmen-tal Regulations."

Carpenter accrues amounts for environmental costs which represent management's best estimates of the probable and reasonably estimable costs relating to envi-ronmental remediation. However, there can be no assurance that these amounts are adequate. See Note 6 to Carpenter's Interim Consolidated Financial State-ments.

LABOR MATTERS

Most of Carpenter's facilities are nonunion, and Carpenter believes that its relations with its employees are good. A significant portion of Carpenter's workforce is located in Reading, Pennsylvania, a nonunion facility. Dynamet has a union workforce at its principal titanium processing facility in Washington, Pennsylvania. The union contract for this facility expires in August, 2001. Carpenter historically has not experienced work stoppages or strikes at its ex-isting facilities. Although Carpenter believes that it will continue to main-tain good relations with its employees, there can be no assurance that this will be the case, that the cost of labor will not increase or that a disruption in operations resulting from disagreements with employees will not result.

DEPENDENCE ON ESSENTIAL MACHINERY AND EQUIPMENT

Carpenter's manufacturing processes are dependent on the reliable operation of its machinery and equipment. The repair or replacement of certain critical pieces of machinery and equipment could disrupt operations for a significant period of time, and substitutes may not be readily available on commercially acceptable terms. Any such disruption in Carpenter's production or distribution could have a material adverse effect on Carpenter's business, financial condi-tion or results of operations.

Carpenter's principal manufacturing facilities used by SAO, located in Reading, Pennsylvania, have been operating at near capacity for several quarters. Car-penter believes that it maintains adequate property damage insurance to provide for reconstruction of damaged equipment, as well as business interruption in-surance to mitigate losses resulting from any production shutdown caused by an insured loss; however, there can be no assurance that such insurance coverage will be adequate to cover such losses.

SUPPLY AND COST OF RAW MATERIALS

Carpenter purchases substantial quantities of raw materials, principally nick-el, chromium, cobalt and titanium. Although Carpenter believes that raw materi-als are available in adequate quantities at prevailing market prices, the availability of these materials may be curtailed or prices increased due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers and changes in exchange rates and worldwide price levels. Raw materials are generally purchased di-rectly from producers. Commercial deposits of certain metals used by Carpenter are found in only a few parts of the world, and their availability may be af-fected by political or other developments in those areas. Any protracted inter-ruption in the supply of raw materials, or substantial increases in their costs, could have a material adverse effect on Carpenter's business, financial condition or results of operations.

As described above, a substantial portion of the raw materials used in Carpen-ter's manufacturing processes are commodities, such as nickel, that are subject to wide price fluctuations. Although certain of Carpenter's sales are pursuant to product orders which provide for price adjustments to reflect changes in the price of raw materials, some of Carpenter's product orders currently are and in the future are expected to be made under firm price contracts which do not pro-vide for raw material price adjustments. To attempt to mitigate the risks asso-ciated with raw material price fluctuations and to match raw material purchases with firm price product orders, Carpenter sometimes enters into firm price con-tracts for the purchase of raw materials from suppliers and also hedges the price of nickel. Although Carpenter uses commercially reasonable efforts to collect cancellation penalties if a customer cancels a firm price purchase or-der, there can be no assurance that Carpenter will receive cancellation penal-ties which are adequate to cover any raw material losses. There can be no as-surance that the hedging and other techniques implemented by Carpenter will be successful in eliminating or reducing the effects of fluctuation in the price of Carpenter's raw materials or that Carpenter will not incur losses on certain transactions.

PRODUCT LIABILITY RISK; POSSIBLE INSUFFICIENCY OF INSURANCE

Carpenter's business involves the risk of product liability claims, particu-larly in connection with its sales to the aerospace, automotive, medical device and nuclear power industries. Carpenter maintains product liability insurance at coverage levels which it deems commercially reasonable; however, there can be no assurance that product liability or other claims will not exceed such in-surance coverage limits or that such insurance will continue to be available on commercially acceptable terms, or at all. Carpenter periodically evaluates the amounts and types of its product liability insurance coverage, but even if Car-penter obtains additional product liability insurance, there can be no assur-ance that such coverage would prove adequate or that a product liability claim or claims, individually or in the aggregate, insured or uninsured, would not have a material adverse effect on Carpenter's business, financial condition or results of operations. Even if a product liability claim is not successful, the time and expense of defending against such a claim may adversely affect Carpen-ter's business, financial condition or results of operations.

FOREIGN ECONOMIC CONDITIONS AND GOVERNMENT POLICIES

Carpenter has operations in Mexico and may in the future have operations in other emerging market countries, such as India. As of December 31, 1997, ap-proximately 2% of Carpenter's total assets were located in Mexico. Emerging market countries may experience social, political and economic disturbances and instability from time to time, which could have an adverse impact on Carpen-ter's operations. Carpenter does not have and does not intend to obtain politi-cal risk insurance in the countries in which it currently conducts business.

EXCHANGE RATES AND FOREIGN SALES

Carpenter sells its products in a number of countries. For the six months ended December 31, 1997, approximately 15% of Carpenter's net sales including export sales were outside the United States. Approximately 8% of Carpenter's net sales were in Canada and Europe. Carpenter's strategy is to increase sales in faster growing markets throughout the world. Fluctuations in exchange rates could have an adverse impact on Carpenter's sales outside the United States, and there can be no assurance that such sales will continue at current levels, that Carpenter will achieve its planned increase in sales outside the United States or that profits on such sales will not be reduced.

                                USE OF PROCEEDS

The net proceeds to Carpenter from the Offering, after deducting underwriting discounts and estimated expenses of the Offering, are estimated to be approximately $144.8 million. Carpenter intends to use the net proceeds to reduce its outstanding short-term borrowings incurred to finance the Talley acquisition. Such borrowings were incurred under Carpenter's unsecured revolving credit facility. The weighted average interest rate for such borrowings was approximately 6% as of March 9, 1998.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The Common Stock is listed on the NYSE and traded under the symbol "CRS." The following table sets forth for the periods indicated the high and low closing sales prices of the Common Stock as reported on the NYSE Composite Tape as well as per share dividends paid in such periods. The declaration of dividends is within the discretion of Carpenter's Board of Directors. Carpenter has paid quarterly cash dividends on its Common Stock for 91 consecutive years.

                                                    ---------------------------
                                                        HIGH      LOW DIVIDENDS
                                                    -------- -------- ---------
Fiscal Year Ended June 30, 1996
  First Quarter.................................... $41 3/16 $34 1/16      $.33
  Second Quarter...................................  44       37 7/8        .33
  Third Quarter....................................  41 1/2   35 5/8        .33
  Fourth Quarter...................................  39 1/2   32            .33
Fiscal Year Ended June 30, 1997
  First Quarter.................................... $37 1/2  $31 1/2       $.33
  Second Quarter...................................  36 5/8   32 1/8        .33
  Third Quarter....................................  39 1/8   34 7/8        .33
  Fourth Quarter...................................  48       37 1/2        .33
Fiscal Year Ending June 30, 1998
  First Quarter.................................... $49 1/2  $44 5/8       $.33
  Second Quarter...................................  52 1/16  46 5/16       .33
  Third Quarter (through March 9, 1998)............  48 3/16  42 3/8        .33

The reported last sale price of the Common Stock on the NYSE on March 9, 1998 was $48 1/16 per share. As of December 31, 1997, there were approximately 5,979 registered holders of the Common Stock.

                                 CAPITALIZATION

The following table sets forth the consolidated current debt and capitalization of Carpenter (i) as of December 31, 1997, (ii) as adjusted to give effect to the repayment in January, 1998 of $8 million current portion of Talley's long-term debt with cash on hand, the repurchase of $102 million of 10.75% Senior Notes of Talley Manufacturing in January, 1998 and the acquisition in February, 1998 of the approximately 25% of Talley which Carpenter did not own at December 31, 1997, with funds provided from short-term borrowings and (iii) as further adjusted to give effect to the Offering and the application of the net proceeds therefrom to reduce the short-term debt incurred to finance the acquisition of Talley. The consolidated indebtedness of Talley was included in Carpenter's balance sheet as of December 31, 1997 because Talley was a subsidiary of Car-penter at that date.


                                                            ----------------
                                                     DECEMBER 31, 1997
                                                                    AS FURTHER
                                               ACTUAL  AS ADJUSTED    ADJUSTED
                                              -------  -----------  ----------
Dollars in millions, except per share data
Current debt
 Short-term debt.............................    $131         $279      $  134
 10.75% senior notes due 2003(1).............     123           23          23
 12.25% senior discount debentures due 2005..       2            2           2
 Current portion of other long-term debt.....      19           11          11
                                                -----         ----     -------
  Total current debt.........................    $275         $315      $  170
                                                =====         ====     =======
Long-term debt
 9% debentures due 2022, sinking fund
  requirements annually from 2003............    $100         $100      $  100
 Medium-term notes at 6.78% to 7.80% due from
  October 1998 to 2005.......................      70           70          70
 Short-term debt classified as long term debt
  at 6.0% to 6.1%............................     200          200         200
 Other.......................................       2            2           2
                                                -----         ----     -------
  Total long term debt.......................     372          372         372
                                                -----         ----     -------
Deferred income taxes........................     119          123         123
                                                -----         ----     -------
Minority interest............................      17          --          --
                                                -----         ----     -------
Shareholders' equity
 Preferred stock, $5 par value, 2,000,000
  shares authorized; 444.2 shares issued.....      28           28          28
 Common stock, $5 par value, 50,000,000
  shares authorized; 19,777,526 shares issued
  (22,940,026 shares as further
  adjusted)(2)...............................      99           99         115
 Capital in excess of par value--common
  stock......................................      58           58         187
 Reinvested earnings.........................     326          326         326
 Common stock in treasury, at cost, 147,498
  shares.....................................      (3)          (3)         (3)
 Deferred compensation.......................     (19)         (19)        (19)
 Foreign currency translation adjustments....     (12)         (12)        (12)
                                                -----         ----     -------
  Total shareholders' equity.................     477          477         622
                                                -----         ----     -------
   Total capitalization......................    $985         $972      $1,117
                                                =====         ====     =======

-------
(1) See Note 8 to Carpenter's Interim Consolidated Financial Statements.
(2) In addition, at December 31, 1997 there were 4,644,007 shares reserved for issuance pursuant to director and employee stock option and savings plans of Carpenter.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

The Unaudited Pro Forma Condensed Combined Statements of Income for the year ended June 30, 1997 and for the six months ended December 31, 1997 reflect the acquisitions (the "Acquisitions") by Carpenter of Dynamet (which occurred in February, 1997), Rathbone (which occurred in June, 1997) and Talley (approxi-mately 75% of which was acquired on December 5, 1997 and the 25% balance of which was acquired on February 19, 1998) as though they had occurred on July 1, 1996. The Acquisitions have been accounted for using the purchase method of ac-counting. Under this method of accounting, the aggregate purchase price is al-located to assets acquired and liabilities assumed based on their estimated fair values. For purposes of the Unaudited Pro Forma Condensed Combined State-ments of Income and the Unaudited Pro Forma Condensed Combined Balance Sheet at December 31, 1997 incorporated by reference herein, the purchase price for Talley has been allocated based primarily on preliminary information. The final allocation of the purchase price will be determined within a reasonable time and will be based on a complete evaluation of the assets acquired, including net assets held for sale, and liabilities assumed. Accordingly, the information presented may differ from the final purchase price allocation. The Unaudited Pro Forma Condensed Combined Financial Statements that are incorporated herein by reference also reflect assumptions and adjustments deemed appropriate by Carpenter, which are described in the notes thereto.

The information contained in the Unaudited Pro Forma Condensed Combined State-ments of Income does not purport to be indicative of Carpenter's results of op-erations had the Acquisitions actually occurred on July 1, 1996 nor is it nec-essarily indicative of Carpenter's future operating results. The Unaudited Pro Forma Condensed Combined Statements of Income should be read in conjunction with the historical and pro forma financial information contained herein and in certain of the documents incorporated herein by reference.

In the opinion of Carpenter's management, all adjustments have been made that are necessary to present fairly the pro forma data. The pro forma data, howev-er, do not reflect any operating improvements or other synergies that could po-tentially result from Carpenter's acquisition of Talley Metals. See "Risk Fac-tors--Acquisition Strategy."

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1997


                                                            ------------
                                                                     PRO FORMA
                                                        CARPENTER     COMBINED
                                                       HISTORICAL  WITH TALLEY
In thousands, except per share data                    ----------  -----------
Net sales.............................................   $529,451     $574,976
Cost of sales.........................................    382,266      420,529
Selling and administrative expenses...................     75,350       80,319
Interest expense......................................     14,013       17,596
Other expense (income), net...........................     (1,360)        (784)
                                                         --------     --------
Income from continuing operations before income
 taxes................................................     59,182       57,316
Income taxes..........................................     23,422       22,926
                                                         --------     --------
Income from continuing operations.....................   $ 35,760     $ 34,390
                                                         ========     ========
Earnings per common share from continuing
 operations(1)(2)
 Basic................................................   $   1.79     $   1.72
 Diluted..............................................       1.71         1.65
Weighted average common shares outstanding(1)
 Basic................................................     19,533       19,533
 Diluted..............................................     20,687       20,687

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                        FOR THE YEAR ENDED JUNE 30, 1997

                                     ----------------------------------------
                                                     PRO FORMA
                                                 COMBINED WITH      PRO FORMA
                                      CARPENTER    DYNAMET AND  ALSO COMBINED
                                     HISTORICAL       RATHBONE    WITH TALLEY
In thousands, except per share data  ----------  -------------  -------------
Net sales...........................   $939,000     $1,022,771     $1,132,461
Cost of sales.......................    697,892        748,951        841,789
Selling and administrative
 expenses...........................    126,357        143,501        155,902
Interest expense....................     19,930         23,414         32,014
Other expense (income), net.........     (3,050)        (3,280)        (3,984)
                                       --------     ----------     ----------
Income from continuing operations
 before income taxes................     97,871        110,185        106,740
Income taxes........................     37,878         43,489         42,776
                                       --------     ----------     ----------
Income from continuing operations...   $ 59,993     $   66,696     $   63,964
                                       ========     ==========     ==========
Earnings per common share from
 continuing operations(1)(2)
  Basic.............................   $   3.32     $     3.31     $     3.17
  Diluted...........................       3.16           3.17           3.04
Weighted average common shares
 outstanding(1)
  Basic.............................     17,579         19,658         19,658
  Diluted...........................     18,759         20,838         20,838

-------
(1) The Financial Accounting Standards Board issued Statement of Financial Ac-counting Standard 128, "Earnings Per Share," ("SFAS 128") which became effec-tive for periods ending after December 15, 1997. Carpenter adopted SFAS 128 ef-fective with the quarter ending December 31, 1997 and, accordingly, all prior period per share amounts have been restated. SFAS 128 specifies the computa-tion, presentation and disclosure requirements for earnings per share. SFAS 128 did not have a material effect on these pro forma condensed combined statements of income.
(2) Assuming the Offering had occurred on July 1, 1996, for the six months ended December 31, 1997, basic and diluted earnings per share would have been $1.60 and $1.54, respectively, and for the year ended June 30, 1997, basic and diluted earnings per share would have been $2.96 and $2.86, respectively.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below have been derived from the consolidated financial statements of Carpenter which (except for the six months ended December 31, 1997 and 1996, the earnings per share data and weighted average share data) have been audited by Coopers & Lybrand, L.L.P., independent accountants. The selected consolidated financial statements for the six months ended December 31, 1997 and 1996 are unaudited but, in the opinion of the management of Carpenter, have been prepared on the same basis as the au-dited consolidated financial statements contained and incorporated by reference in this Prospectus Supplement and include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial position and results of operations as of such dates and for those periods. The results for the six months ended December 31, 1997 are not neces-sarily indicative of the results that may be expected for any other interim pe-riod or the full fiscal year.

The selected financial data are qualified in their entirety by, and should be read in conjunction with, Carpenter's consolidated financial statements con-tained and incorporated by reference in this Prospectus Supplement.

                                     --------------------------------------------------------------------
                                     SIX MONTHS ENDED
                                       DECEMBER 31,                  YEAR ENDED JUNE 30,
                                     ------------------  ------------------------------------------------
                                         1997      1996      1997      1996      1995      1994      1993
                                     --------  --------  --------  --------  --------  --------  --------
In thousands, except per share data
STATEMENTS OF OPERATIONS DATA
Net sales..........................  $529,451  $403,416  $939,000  $865,324  $757,532  $628,795  $576,248
Cost of sales......................   382,266   300,387   697,892   636,783   564,169   457,473   436,057
                                     --------  --------  --------  --------  --------  --------  --------
Gross profit.......................   147,185   103,029   241,108   228,541   193,363   171,322   140,191
Selling and administrative
 expenses..........................    75,350    59,178   126,357   112,893   103,269    92,525    82,214
Interest expense...................    14,013     8,902    19,930    18,935    14,542    15,521    20,594
Other expense (income), net........    (1,360)     (369)   (3,050)    1,543       981       548    (5,416)
                                     --------  --------  --------  --------  --------  --------  --------
Income before income taxes.........    59,182    35,318    97,871    95,170    74,571    62,728    42,799
Income taxes.......................    23,422    13,596    37,878    35,022    27,079    24,439    16,265
                                     --------  --------  --------  --------  --------  --------  --------
Income before extraordinary charge
 and cumulative effect of changes
 in accounting principles..........    35,760    21,722    59,993    60,148    47,492    38,289    26,534
Extraordinary charges, net of
 income taxes......................       --        --        --        --        --     (2,039)      --
Cumulative effect of changes in
 accounting principles, net of
 income taxes (1)..................       --        --        --        --        --        --    (74,676)
                                     --------  --------  --------  --------  --------  --------  --------
Net income (loss)..................  $ 35,760  $ 21,722  $ 59,993  $ 60,148  $ 47,492  $ 36,250  $(48,142)
                                     ========  ========  ========  ========  ========  ========  ========
Earnings (loss) per share(2)
 Basic.............................  $   1.79  $   1.26  $   3.32  $   3.54  $   2.83  $   2.16  $  (3.11)
 Diluted...........................      1.71      1.20      3.16      3.38      2.70      2.08     (2.88)
Dividends per share................       .66       .66      1.32      1.32      1.20      1.20      1.20
Weighted average common shares
 outstanding
 Basic.............................    19,533    16,621    17,579    16,537    16,240    16,052    16,016
 Diluted...........................    20,687    17,679    18,759    17,604    17,309    17,086    17,000
OTHER DATA
EBITDA(3)..........................  $ 98,690  $ 62,692  $158,786  $149,331  $121,592  $108,136  $ 90,340
Net cash provided from operations..    26,665    15,967    74,068    50,037    43,787    99,466    95,048
Net cash used for investing
 activities........................  (179,817)  (51,079) (152,418)  (27,190)  (50,613)  (94,979)  (20,158)
Net cash provided from (used for)
 financing activities..............   169,497    34,197    83,918   (29,623)   22,107   (44,793)  (38,389)
Capital expenditures...............    43,892    51,262    93,614    48,621    36,945    26,604    20,563
Depreciation and amortization......    25,495    18,472    40,985    35,226    32,479    29,887    26,947
Return on average shareholders'
 equity(4).........................                          16.9%     21.3%     19.3%     16.3%     12.6%

                         ---------------------------------------------------------------
                               AS OF
                            DECEMBER 31,                   AS OF JUNE 30,
                         ------------------ --------------------------------------------
                              1997     1996      1997     1996     1995    1994     1993
                         --------- -------- --------- -------- -------- ------- --------
In thousands
BALANCE SHEET DATA
Working capital......... $ 170,256 $132,292 $ 144,168 $152,495 $106,253 $72,651 $143,262
Property, plant and
 equipment, net.........   605,067  452,857   513,636  419,472  403,580 391,840  391,129
Total assets............ 1,634,277  948,398 1,223,001  911,971  831,775 729,911  699,565
Total debt..............   647,535  259,664   330,638  213,998  222,193 173,688  196,512
Shareholders' equity....   476,647  321,128   449,307  309,077  263,945 239,144  218,461

-------
(1) During the fourth quarter of fiscal 1993, Carpenter adopted, retroactive to July 1, 1992, two new Financial Accounting Standards, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) and "Accounting for Income Taxes" (SFAS 109). Under SFAS 106, Carpenter elected to recognize imme-diately the transition obligation for benefits earned as of July 1, 1992, re-sulting in a non-cash after-tax charge of $87,113,000, representing the cumula-tive effect of the change in accounting. SFAS 109 resulted in an after-tax credit to income of $12,437,000, principally for the cumulative effect of re-stating deferred taxes as of July 1, 1992.
(2) Basic and diluted earnings per share and the weighted average common shares outstanding were restated in accordance with SFAS 128, "Earnings Per Share," which became effective for periods ending after December 15, 1997.
(3) Represents earnings before interest expense, income taxes and depreciation and amortization.
(4) Return on average shareholders' equity has been determined by dividing net income by the average of the shareholders' equity as of the beginning of the year and the end of each month during the year.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth the net sales by product line for the periods indicated.

                                                 ------------------------------

                                           SIX MONTHS ENDED
                                               DECEMBER 31, YEAR ENDED JUNE 30,
                                          ----------------- --------------------
                                              1997     1996   1997   1996   1995
Dollars in millions                       -------- -------- ------ ------ ------
Stainless steel..........................   $236.7 $  211.4 $461.5 $496.9 $424.7
Special alloys...........................    163.3    137.1  317.9  273.4  249.0
Titanium products........................     58.6      2.4   44.4    2.9    1.7
Tool and other steel.....................     40.6     30.1   69.4   62.8   59.5
Ceramics and other materials.............     30.3     22.4   45.8   29.3   22.6
                                          -------- -------- ------ ------ ------
Total....................................   $529.5 $  403.4 $939.0 $865.3 $757.5
                                          ======== ======== ====== ====== ======

SIX MONTHS ENDED DECEMBER 31, 1997 VS. SIX MONTHS ENDED DECEMBER 31, 1996

Summary
Net income for the six months ended December 31, 1997 was $35.8 million com-pared with $21.7 million for the comparable period a year ago, an increase of 65%. Basic earnings per share increased to $1.79 in the six months ended Decem-ber 31, 1997, compared with $1.26 for the six months ended December 31, 1996. The improvements were primarily the result of the inclusion of the results of Dynamet, which was acquired in February 1997 and higher sales and operating levels of SAO and EPG. The impact of higher net income on basic earnings per share for the six months ended December 31, 1997 was partially offset by an in-crease in the number of common shares outstanding because Carpenter issued 2.8 million shares of treasury common stock for the purchase of Dynamet.

Net sales
Sales for the six months ended December 31, 1997 were $529.5 million, compared with $403.4 million for the comparable period a year ago, an increase of 31%. The increase in sales was primarily the result of the inclusion of Dynamet, Rathbone, Shalmet Corporation ("Shalmet"), Aceromex Atlas S.A. de C.V. ("Aceromex Atlas") and the ceramic business of ICI Australia, Ltd ("ICI") which were acquired subsequent to December 31, 1996 and an improvement in SAO unit volume.

The core SAO unit volume of stainless steel products increased by 10% and spe-cial alloys shipments were higher by 14%. Demand for aerospace products in-creased strongly while automotive and industrial product demand remained at high levels.

Cost of sales
Cost of sales as a percent of net sales for the six months ended December 31, 1997 decreased to 72% from 74% for the comparable period last year. The effect of increased environmental remediation charges on this ratio was more than off-set by lower raw material costs and higher sales. The six months ended December 31, 1996 were adversely affected by an extended maintenance shutdown which re-sulted in lower manufacturing levels and higher repair expenses.

Selling and administrative expenses
Selling and administrative costs for the six months ended December 31, 1997 were higher by $16.2 million, primarily due to newly acquired companies, higher sales levels and higher costs for professional services.

Interest expense
Interest expense was $14.0 million for the six months ended December 31, 1997, or $5.1 million higher than the comparable period in 1996, primarily because of borrowings to finance recent business acquisitions and higher inventory levels of SAO.

Other expense (income), net
Other income for the six months ended December 31, 1997 increased by $0.9 mil-lion, primarily due to a change in the estimate of realizable value of a former plant site in Union, New Jersey which is held for sale and included in other assets in the Consolidated Balance Sheet.

In March, 1996, Carpenter began to assess the impact that Year 2000 issues might have on future operating capabilities. Based on its remediation efforts through December 31, 1997, Carpenter believes that the costs of such efforts will not be material to its net income or to trends of its net income. In addi-tion, Carpenter has an ongoing remedial program to correct on a timely basis any issues which may arise so that future operations will not be materially im-pacted.

FISCAL 1997 VS. FISCAL 1996

Summary
Net sales increased to a record level in fiscal 1997 primarily as a result of including the operations of Dynamet since its acquisition on February 28, 1997, and increased sales of ceramic products and of the Mexican steel distribution operations. Net income was unchanged in fiscal 1997 as the favorable effects from the inclusion of Dynamet, the improved ceramic sales and lower losses re-lated to the reduced investment in Walsin-CarTech Specialty Steel Corporation ("Walsin-CarTech") were offset by higher SAO environmental costs and extended maintenance shutdown costs at the beginning of fiscal 1997. Basic earnings per common share decreased in fiscal 1997 from a year prior because of an increase in the number of common shares outstanding.

Net sales and earnings increased in fiscal 1996 as a result of a strong market for specialty metals, selling price increases, an improved product mix and cost reduction efforts.

Net sales
Net sales were $939.0 million in fiscal 1997, a 9% increase from the $865.3 million level in fiscal 1996. A majority of the increase resulted from the in-clusion of Dynamet's sales since acquisition. Increased sales of ceramic prod-ucts, an improved mix of SAO products and increased sales of the Mexican steel distribution operations also added to the higher sales level in fiscal 1997.

Unit volume of SAO products was unchanged in fiscal 1997 from fiscal 1996. De-mand for specialty alloy products continued at a high level across most of the product spectrum, especially special alloys for aerospace and automotive appli-cations. The product mix shifted toward more premium-melted specialty alloy products and away from certain commodity-priced stainless steel products. Unit selling prices remained relatively constant during fiscal 1997.

Cost of sales
Cost of sales as a percentage of sales was 74% in both fiscal 1997 and 1996. In fiscal 1997, lower SAO raw material costs were offset by higher labor, energy, maintenance shutdown and environmental costs.

SAO raw material costs per unit purchased decreased by 12% during fiscal 1997 versus the fiscal 1996 costs as a result of decreases in the cost of cobalt (26%), nickel (11%) and chromium (10%). Also, the purchase premium for semi-finished and finished products to supplement internal capacity was lower in fiscal 1997 as compared with fiscal 1996.

Labor costs per hour for SAO production and maintenance employees were up by 2%, principally as a result of a base wage increase in July, 1996 which was partially offset by lower profit sharing costs.

SAO natural gas and electric costs per unit consumed increased by 14% and 6% versus fiscal 1996 costs, respectively.

Selling and administrative expenses
Selling and administrative expenses were 13% of net sales in fiscal years 1997 and 1996. Costs were higher by $13.5 million primarily because of the inclusion of the costs for acquired companies and increased usage of outside services for revising computer systems to be Year 2000 compliant.

Interest expense
Interest expense increased by $1.0 million in fiscal 1997 versus fiscal 1996, as a result of a higher level of debt, primarily due to the Dynamet acquisi-tion, offset by an increased level of capitalized interest on capital projects.

Other expense (income), net
Other expense (income) includes equity in losses of the Walsin-CarTech joint venture which decreased by $5.8 million in fiscal 1997 due to the fiscal 1996 reduction of the investment in Walsin-CarTech and an improvement in its operat-ing results. See Note 4 to Carpenter's Consolidated Financial Statements.

Income taxes
Income taxes as a percent of pre-tax income (effective tax rate) increased to 39% in fiscal 1997 from 37% in fiscal 1996. The fiscal 1997 tax rate was nega-tively impacted by a federal income tax law change relating to company-owned life insurance programs, while the prior year's tax rate was favorably affected by a state income tax rate change. For reconciliation of the effective rate to the federal statutory rate. See Note 16 to Carpenter's Consolidated Financial Statements.

FISCAL 1996 VS. FISCAL 1995

Net sales
Net sales were $865.3 million in fiscal 1996, a 14% increase from the $757.5 million level in fiscal 1995. The sales improvement was primarily due to higher unit prices and a shift toward higher alloyed products in SAO. Unit volume of SAO products was slightly higher in fiscal 1996 than in fiscal 1995. Demand for specialty steel products was at a high level in fiscal 1996, especially in au-tomotive, aerospace, and chemical and petroleum processing related products. Unit selling prices for specialty steel shipments increased by an average of 8% to offset higher labor and other costs and to restore profit margins which had eroded in prior years. A raw material surcharge was established in fiscal 1995 to offset sharply rising raw material costs. The product mix in fiscal 1996 shifted toward more premium-melted products and away from certain commodity-priced products.

Approximately 12% of the increase in net sales was from the inclusion, in fis-cal 1996, of Green Bay Supply Co., Inc. ("Green Bay"), a specialty metals mas-ter distributor which was acquired in November, 1995, and Parmatech Corporation ("Parmatech"), a metal injection molded parts business which was acquired in October, 1995.

Cost of sales
Cost of sales as a percentage of sales was 74% in both fiscal 1996 and 1995. Higher SAO raw material, labor and other costs were offset by increased selling prices.

Raw material costs per unit purchased increased by 11% during fiscal 1996 ver-sus the year-earlier costs as a result of increases in the cost of nickel (9%), chromium (22%) and cobalt (6%). Also, in both fiscal years, Carpenter pur-chased, at a premium, semi-finished and finished products to supplement inter-nal capacity.

Labor costs per hour for SAO production and maintenance employees were up by 4% in fiscal 1996, principally as a result of a base wage increase in July 1995 and higher profit sharing costs, partially offset by lower medical costs and higher pension credits.

SAO natural gas costs per unit consumed decreased by 2% in fiscal 1996 as com-pared with fiscal 1995 costs, and electricity costs per unit decreased by 3% in fiscal 1996.

Selling and administrative expenses
Selling and administrative expenses fell to 13% of net sales as compared with 14% in fiscal 1995, primarily because these costs tend to change less rapidly than sales. Costs were higher by $9.6 million primarily because of increased usage of outside services, additional travel costs and costs of acquired compa-nies.

Interest expense
Interest expense increased by $4.4 million in fiscal 1996 as compared with fis-cal 1995, principally as a result of lower capitalized interest and a higher level of debt in fiscal 1996.

Other expense (income), net
Other expense (income) includes equity in losses of the Walsin-CarTech joint venture which increased to $7.0 million in fiscal 1996 versus a loss of $3.0 million in fiscal 1995. Lower sales volume, reduced selling prices and lower production levels in fiscal 1996 were the primary reasons for the increased loss. The fiscal 1996 loss was partially offset by a pre-tax gain of $2.7 mil-lion on the sale of a portion of Carpenter's interest in the joint venture. See
Note 4 to Carpenter's Consolidated Financial Statements.

Income taxes
Income taxes as a percent of pre-tax income (effective tax rate) increased to 37% in fiscal 1996 from 36% a year earlier. For a reconciliation of the effec-tive tax rate to the federal statutory rate, see Note 16 to Carpenter's Consol-idated Financial Statements.

CASH FLOW

During the six months ended December 31, 1997, Carpenter's cash and cash equiv-alents increased by $16.3 million, as shown in the Consolidated Statement of Cash Flows. Cash and cash equivalents increased by $5.5 million for the year ended June 30, 1997; decreased by $7.0 million for the year ended June 30, 1996; and increased by $14.7 million for the year ended June 30, 1995.

Cash flow from operating activities
Net cash generated from operating activities was $26.7 million during the six months ended December 31, 1997 despite working capital needs to support the growth in sales. Excluding amounts acquired through purchases of businesses, during the six months ended December 31, 1997 accounts receivable decreased $20.5 million, accounts payable and accrued current liabilities decreased
$16.6 million and inventories increased $31.7 million, primarily as a result of normal seasonal trends.

Net cash generated for the years ended June 30, 1997, 1996, and 1995 was $74.1 million, $50.0 million and $43.8 million, respectively. Inventories, excluding amounts acquired through purchases of businesses, increased $17.3 million, $59.6 million and $29.5 million in fiscal 1997, 1996 and 1995, respectively, due to higher sales levels and a higher valued product mix of SAO. Accounts receivable, excluding amounts relating to acquisitions, increased $3.1 million, $14.8 million and $21.8 million in fiscal 1997, 1996 and 1995, respectively, as a result of increased fourth quarter sales each year. The average days of sales outstanding at the end of fiscal 1997 was comparable to that of the past two fiscal years.

Cash flows from investing activities
Investing activities consumed $179.8 million in cash during the first six months of fiscal 1998. Total spending for business acquisitions, net of cash received, was $130.8 million. Capital expenditures remained at increased levels as Carpenter continued its announced capital expenditure program to invest for future business requirements, including manufacturing capacity. As of December 31, 1997 Carpenter's total future commitment for capital projects in excess of one million dollars was approximately $223 million, of which approximately $31 million was expended as of December 31, 1997. The major projects include mod-ernization of its strip finishing facility ($87 million), a new 4,500 ton forg-ing press ($42 million), four new vacuum arc remelting furnaces ($22 million), and annealing expansion ($16 million). Total capital expenditures anticipated for fiscal 1998 are $108 million, of which $44 million was expended as of De-cember 31, 1997.

Capital expenditures of $93.6 million, $48.6 million and $36.9 million in fis-cal 1997, 1996 and 1995, respectively, were concentrated in SAO's Reading, Pennsylvania, plant and were used for increased capacity, normal replacements and modernization. Fiscal 1997 and 1996 major projects included a 20-metric ton vacuum induction degassing and pouring furnace, two vacuum arc remelting fur-naces, and annealing facilities. In fiscal 1997 work began on construction of a bar finishing cell and a major rebuild of the 3,000-ton press.

During fiscal 1997, Carpenter acquired Rathbone and Dynamet. During fiscal 1996, the businesses of Green Bay and Parmatech were acquired and in fiscal 1995, Carpenter acquired Certech, Inc. ("Certech"), and an affiliated company. Fiscal 1996 and 1995 also included other less significant acquisitions. The cost of all acquisitions totaled $86.6 million in cash and $107.2 million in common stock. See Note 3 to Carpenter's Consolidated Financial Statements.

During fiscal 1996, Carpenter sold a portion of its interest in Walsin-CarTech, reducing its ownership interest from 19% to 5%. Carpenter received $32.7 mil-lion in cash from the sale which resulted in a $2.7 million pre-tax gain. See
Note 4 to Carpenter's Consolidated Financial Statements.

Cash flows from financing activities
Total debt, excluding debt of acquired businesses, increased by $179.1 million since June 30, 1997 to a level of $647.5 million or 50% of total capital em-ployed. Current year borrowings were in the form of short-term debt. At Decem-ber 31, 1997 $200 million of short-term debt was classified as long-term debt because Carpenter has the intent and ability to refinance this debt on a long-term basis through existing credit facilities.

During fiscal 1997, total debt increased by $106.4 million, excluding debt of acquired companies, primarily to finance acquisitions of businesses and the higher level of capital expenditures. During fiscal 1995, $80 million of medi-um-term notes were issued with a 7.4% average interest rate, and a portion of the proceeds were used to retire borrowings under credit arrangements. See Note 8 to Carpenter's Consolidated Financial Statements.

The dividend payout rate on common stock was $.66 per share for the six months ended December 31, 1997 and $1.32 per share for both fiscal 1997 and fiscal 1996 versus $1.20 in fiscal 1995. The preferred stock dividend was maintained at $5,362.50 per share in fiscal 1997, 1996 and 1995. Total dividend payments were $13.6 million for the six months ended December 31, 1997 and $24.4 mil-lion, $23.3 million and $21.0 million in fiscal 1997, 1996 and 1995, respec-tively.

FINANCIAL CONDITION

During the six months ended December 31, 1997 and the past three fiscal years, Carpenter maintained the ability to provide adequate cash to meet its needs through cash flow from operations, management of working capital and its flexi-bility to use outside sources of financing to supplement internally generated funds.

At December 31, 1997 Carpenter was in a sound liquidity position, with current assets exceeding current liabilities by $170.3 million (a ratio of 1.4 to 1). This favorable ratio is conservatively stated because certain inventories are valued $138.9 million less than the current cost as a result of using the LIFO method.

Total debt at December 31, 1997 was $647.5 million, or 50% of total capital, including deferred taxes, versus $330.6 million at June 30, 1997, or 36.9% of total capital and 35.3% of total capital at June 30, 1996.

As of June 30, 1997 financing was available under a $200 million financing ar-rangement with a number of banks, providing for $150 million of revolving credit to February 2002 and lines of credit of $50 million. Borrowings under this agreement serve as back-up to Carpenter's commercial paper program. As of June 30, 1997, $57.5 million was available under the credit facility and com-mercial paper program.

In October 1997, Carpenter amended its existing financial arrangements with a number of banks to increase its revolving credit agreement from $150 million to $400 million. The expanded credit agreement was used to finance the acquisition of Talley, back up Carpenter's outstanding commercial paper and meet other short-term cash requirements.

In December 1997, Carpenter amended its existing financing arrangements with four banks to increase the revolving credit agreement from $400 million to $500 million. The expanded credit agreement was used in January 1998 to finance the purchase of Talley Manufacturing's 10.75% Senior Notes. It is planned that prior to September 30, 1998, the revolving credit commitment will be reduced from $500 million to $200 million as a result of cash expected to be generated from the sale of the Talley companies to be divested as well as from the pro-ceeds of the Offering.

At December 31, 1997, Carpenter had $20 million of medium-term debt securities available for issuance under a Shelf Registration on file with the Securities and Exchange Commission.

In summary, Carpenter believes that its present financial resources, both from internal and external sources, including the anticipated proceeds from sales of the Talley segments, will be adequate to meet its foreseeable short-term and long-term liquidity needs.

COMMITMENTS AND CONTINGENCIES

Environmental
Carpenter has environmental remediation liabilities at some of its operating facilities. Carpenter has been designated as a potentially responsible party ("PRP") by the United States Environmental Protection Agency or similar state regulatory authorities with respect to certain off-site waste disposal sites under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA") or similar state statutes. Additionally, Carpen-ter has been notified that it may be a PRP with respect to other sites as to which no proceedings have been instituted against Carpenter to date. At most of these sites, neither the exact amount of remediation costs nor the final allo-cation among all designated PRPs has been determined.

Carpenter accrues amounts for environmental remediation costs which represent management's best estimate of the probable and reasonably estimable costs re-lating to environmental remediation. For the six months ended December 31, 1997, $6 million was charged to operations for environmental remediation costs. The accrued liability for environmental remediation costs at December 31, 1997 was $16 million. The estimated range of the reasonably possible future costs of remediation at Carpenter operating facilities and Carpenter's anticipated share of remediation costs at off-site disposal locations is between $16 million and $24 million.

Carpenter entered into settlements of litigation relating to insurance cover-ages for certain off-site disposal locations and recognized income before in-come taxes of $4 million for the six months ended December 31, 1997. During De-cember 1997, $8 million of cash was received under these settlements for the off-site disposal locations, leaving the remaining discounted receivable for recoveries of $3 million from these settlements at December 31, 1997.

Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of Environmental Laws, the availability and application of technology, the identi-fication of presently unknown sites which may require remediation and the allo-cation of costs among the PRPs. Based upon information presently available, such future costs are not expected to have a material effect on Carpenter's competitive or financial position. However, such costs could be material to re-sults of operations in a particular future quarter or year.

Other
Carpenter also is defending various claims and legal actions, and is subject to commitments and contingencies that are common to its operations. See "Busi-ness--Legal Proceedings." Carpenter provides for costs relating to these mat-ters when a loss is probable and the amount is reasonably estimable. See Note 17 to Carpenter's Consolidated Financial Statements. While it is not feasible to determine the outcome of these matters, in the opinion of management, any total ultimate liability will not have a material effect on Carpenter's finan-cial position, results of operations or cash flows.

                                    BUSINESS

COMPANY OVERVIEW

Carpenter is a manufacturer and distributor of products made from specialty ma-terials, such as stainless steel, specialty alloys, titanium, tool steels, ce-ramics and other advanced metals. In the United States, the Company believes it has a leading market position in long products made from stainless steel and titanium bar and wire. Carpenter's products are used in sophisticated applica-tions in a wide variety of markets, including aerospace and automotive. Carpen-ter targets applications within markets where (i) the material used requires special characteristics such as extreme strength, hardness and resistance to heat or corrosion and (ii) customers demand customized products and a high level of manufacturing and technical support.

The Company believes it is the only producer of these specialty materials in the United States which combines an expertise in processing advanced materials, an ability to develop and manufacture a broad range of advanced products and a company-owned distribution system. Management believes that this combination and the Company's strategic acquisitions have resulted in its ability to serv-ice a broad customer base and enjoy growth and consistent margins. Carpenter's net sales grew at a compound annual growth rate of 13.0%, from $576.2 million for the year ended June 30, 1993 to $939.0 million for the year ended June 30, 1997. In the same period, income before cumulative effect of changes in ac-counting principles grew at a compound annual growth rate of 22.6%, from $26.5 million to $60.0 million, while EBITDA as a percentage of net sales remained between 15.7% and 17.3%.

OUTLOOK

Carpenter believes that its customers' expanding use of specialty materials and engineered products required by new technologies has created significant busi-ness opportunities. Carpenter's customers continually endeavor to improve the quality and useful lives of their products, thus requiring engineered or cus-tomized materials. The ability to meet customers' increasing demands for so-phisticated materials and to deliver those products expeditiously is a key re-quirement for success in this environment. Carpenter believes that it is posi-tioned to pursue these business opportunities.

STRATEGY

General
Carpenter's overall corporate objective is to supply value added, specialty products to various segments of major markets, targeting customers who require engineered materials and specialized service. Carpenter's strategy to grow profitability is to:

 . Leverage Sales and Distribution System. Management believes that Carpenter's company-owned sales and distribution system allows the Company to provide its customers with value added solutions more effectively than its competi-tors. Carpenter plans to continue growing sales by increasing its penetra-tion of selected international and domestic market segments.

 . Focus on Manufacturing Premium Products. In order to satisfy increasing cus-tomer demand for premium products, the Company intends to continue making capital expenditures to expand its manufacturing capacity and capabilities for value added materials. Carpenter plans to maximize utilization of capac-ity and to continually improve manufacturing processes to increase margins.

 . Broaden Product Range. Responding to customer needs for more technologically advanced specialty materials, Carpenter has made substantial investments in developing new products and acquiring new technologies. Carpenter intends to increasingly become the principal supplier of advanced materials for its customers by providing a wide spectrum of technological solutions.

Strategic Initiatives

The Company has undertaken the following initiatives to implement its strategy.

Utilize Company-Owned Sales and Distribution System. Carpenter sells and distributes over 90% of its products directly through its company-owned sales and service centers located throughout the United States and in selected international locations. Management believes that this marketing and distribution system creates close relationships with customers and distinguishes Carpenter from its competitors in an industry where sales to end users are predominantly through independent distributors.

Carpenter's sales and service centers are staffed with skilled professionals who assist customers in solving problems with materials to meet desired re-quirements, provide technical assistance, arrange field consultations with Car-penter metallurgists and provide information about availability, pricing and delivery. Each service center carries a select inventory of Carpenter's over 20,000 products with varying grades, sizes and forms tai-lored to meet the needs of customers within the geographic area it serves. Man-agement believes that this approach provides Carpenter with direct feedback on the performance of current products, a better understanding of customers' re-quirements, improved communication throughout the supply chain and a clearer perspective on competitive developments.

Enhance Manufacturing Capabilities. The Company believes its manufacturing capability enables it to meet increasing customer requirements for a broad range of high quality products made from specialty materials. Carpenter intends to maintain its competitive position by pursuing a substantial investment program to expand and upgrade the Company's melting, hot rolling and finishing operations to (i) reduce production costs, (ii) meet customers' requirements for higher quality or enhanced capability products, (iii) enhance Carpenter's existing production capabilities and (iv) increase the Company's production capacity.

Capital expenditures for the six months ended December 31, 1997 were $44 mil-lion and for the years ended June 30, 1997, 1996 and 1995 were $94 million, $49 million and $37 million, respectively. Capital expenditures for fiscal 1998 are expected to total approximately $108 million.

Focus on Continuous Improvement. Carpenter is committed to continuous improvement of its products, processes, services, systems and relationships with customers. The Company has developed a culture attuned to continuous process improvement in order to better meet market demands and control expenses. For example, Carpenter has initiated numerous programs to reduce manufacturing cycle times, increase productivity, reduce waste-related costs and minimize work-related injuries.

Carpenter will continue to apply a large percentage of its technical resources to improving manufacturing processes, so that variability is reduced and spe-cial characteristics are enhanced. In particular, SAO recently implemented a "Six Sigma" program which uses statistical measurements to aid in variation re-duction. The Six Sigma process indicates a level of manufacturing capability that aims to achieve approximately three nonconformances per million opportuni-ties. Carpenter believes that a continued focus on programs such as Six Sigma will result in improved operational efficiencies and also enable the Company to be more competitive and to better meet customer needs.

Invest in Research and Development. Carpenter continually devotes significant resources to its research and development program in order to develop new materials and applications as well as to refine manufacturing processes. For example, Carpenter's research and development efforts have resulted in AerMet(R) 100, a product developed for the landing gear of the F-18 jet fighter but which has found new applications in products such as high thrust jet engines, axles for Indy 500 racing cars, mountain bike frames and golf clubs.

Carpenter dedicates a significant number of employees to its research and de-velopment efforts. As of December 31, 1997, Carpenter's research and develop-ment group consisted of approximately 100 persons who develop new specialty al-loys, improve product reliability, reduce costs and customize processes and products to meet customer specifications. In addition to its research and de-velopment group, Carpenter's metallurgists, engineers and technicians provide problem solving assistance in such areas as specification interpretation, manu-facturing process development and verification of quality products and systems.

To this end, Carpenter's expenditures for company-sponsored research and devel-opment projects were approximately $13 million, $14 million and $12 million for the years ended June 30, 1997, 1996 and 1995, respectively, and in fiscal 1998, Carpenter expects to spend approximately $14 million on research and develop-ment.

Pursue Selected Acquisitions. Carpenter's growth strategies have led to a series of acquisitions, which have extended its offering of advanced materials, increased manufacturing capacity, increased penetration of selected international markets and achieved manufacturing cost efficiencies. Carpenter plans to continue to consider acquisitions and partnerships and selectively pursue potential acquisition opportunities consistent with its overall strategic objectives.

STRATEGIC ACQUISITIONS

Over the last five years, Carpenter has acquired 11 businesses, including Talley. In fiscal 1997, these businesses represented approximately 28% of the Company's pro forma net sales. The following table lists Carpenter's acquisi-tions over the last five years and demonstrates Carpenter's commitment to an acquisition strategy based on the pursuit of specific strategic benefits:

                                 FISCAL
 ACQUISITION                       YEAR ACQUISITION RATIONALE
 ------------------------------- ------ --------------------------------------
 Talley Industries, Inc.           1998 Increase stainless steel capacity and
                                        reduce costs
 Aceromex Atlas S.A. de C.V.       1998 Increase Mexican distribution
 Shalmet Corporation               1998 Increase cold finishing capacity
 ICI Australia, Ltd.               1998 Expand into structural ceramic
                                        components technology
 Dynamet Incorporated              1997 Expand into titanium processing
                                        technology
 Rathbone Precision Metals, Inc.   1997 Expand into shape technology
 Crafts Technology, Inc.           1996 Expand into ultrahard tungsten carbide
                                        tooling technology
 Green Bay Supply Co., Inc.        1996 Increase independent U.S. distribution
 Parmatech Corporation             1996 Expand into metal injection molding
                                        technology
 Certech, Inc.                     1995 Expand into ceramic core technology
 Aceros Fortuna S.A. de C.V.       1994 Increase Mexican distribution

On February 19, 1998, Carpenter completed its acquisition of Talley. Talley is a diversified company that operates in three basic segments: stainless steel processing and distribution, government products and services and industrial products. Carpenter intends to retain Talley's stainless steel processing and distribution businesses and to divest the other segments. Talley operates a stainless steel mill which the Company believes will meet Carpenter's need for additional production capacity and will provide other synergies.

The Company believes that integration of Talley will position Carpenter to in-crease production capacity for high quality products while achieving operating synergies and foregoing capital expenditures which would be required to up-grade certain Carpenter facilities. For example, Carpenter believes that it can lower its production costs for certain lines of finished stainless steel bars by increasing production at Talley's Hartsville, South Carolina facility which maintains lower labor and electricity costs than Carpenter's Reading, Pennsylvania operations.

Carpenter also believes the acquisition of Talley allows Carpenter to forego significant capital expenditures which would be required to achieve two pri-mary objectives: to increase stainless steel bar and wire production capacity and to upgrade manufacturing processes at certain facilities to produce 2,000 pound coils of smaller diameter rod instead of the current 800 pound maximum coil capability. Carpenter had considered various capital investment alterna-tives to ensure that it could meet an increasing number of orders for 2,000 pound coils. Talley's metal operations currently have 45,000 tons of annual capacity which Carpenter believes could be significantly increased with addi-tional capital investment. This additional capacity reduces Carpenter's need to purchase material at a higher cost.

MARKETS AND CUSTOMERS

Carpenter's products are sold to a broad base of approximately 14,000 custom-ers participating in a number of growing industry sub-segments. In fiscal 1997, no single customer accounted for as much as 5% of Carpenter's net sales. Carpenter's marketing efforts target customers who compete within their re-spective industry sub-segments on the basis of heightened end-product perfor-mance requirements and specialized product applications. The Company-owned marketing and distribution system and regionally located metallurgists and salespeople are integral to the Company's marketing and technical support ef-forts.

As a reflection of its efforts to expand international sales, Carpenter's sales outside the United States have increased to $80 million for the six months ended December 31, 1997. International sales were $118 million in fis-cal 1997, $96 million in fiscal 1996 and $75 million in fiscal 1995. Approxi-mately 55% of Carpenter's international sales were made in Canada and Europe for the six months ended December 31, 1997.

In fiscal 1997, Carpenter's net sales were derived from the following market groups:

                                                            -------------------
                                                             YEAR ENDED
   Percentage of consolidated net sales                     JUNE 30, 1997
                                                             PRO
   MARKETS                                                  FORMA*  ACTUAL
   -------                                                  ------  ------
   Aerospace...............................................     25%     25%
   Automotive..............................................     13      15
   Consumer................................................     16      19
   Industrial..............................................     23      23
   Other...................................................     23      18
                                                               ---     ---
   Total...................................................    100%    100%

-------
* Gives effect to the acquisitions of Talley, Dynamet and Rathbone, which were acquired by Carpenter subsequent to July 1, 1996, as though they had occurred on July 1, 1996.

The Company's specialty materials can be found in a broad range of end-prod-ucts, such as fasteners for aircraft and components for jet engines; anti-lock brakes and fuel injection devices for automobiles; directional drilling devices for oil and gas rigs; blades for steam turbines; surgical instruments; orthopaedic implants; and golf clubs.

Within the aerospace segment, Carpenter supplies materials, either directly or indirectly, for commercial and military airframes and engines to most of the major OEMs. Demand for airframe and jet engine components has been heavily in-fluenced by increased new commercial aircraft deliveries and increased engine replacement or refitting resulting from heightened government noise and emis-sion regulation.

Products supplied to the automotive industry are primarily used for components, such as fuel injectors and airbag systems. Increases in quality and performance requirements for automobiles have resulted in increased demand for Carpenter's materials. Consumer confidence, lower interest rates and leasing programs have increased consumers' ability to purchase higher quality automobiles. In addi-tion, government regulations, such as emission controls, increase the demand for Carpenter's materials.

Carpenter also serves other industrial markets such as chemical, oil and power generation and other consumer markets such as electronic, medical and housing. For example, Carpenter produces narrow, thin magnetic stainless steel strip that is incorporated in theft prevention devices for the retail industry.

OPERATIONS

Carpenter conducts its business through three operating groups: SAO, Dynamet and EPG. SAO, Carpenter's largest division, is the leading producer of stain-less steel long products in the United States, producing stainless steel, spe-cialty alloys, and tool steels. Dynamet is a processor of titanium bar and wire for aerospace and other applications. The Company believes Dynamet is the lead-ing processor of titanium for use in aerospace fasteners. EPG utilizes new or emerging technologies to manufacture products, including advanced industrial ceramics, which are near net shape or finished parts.

The approximate percentages of Carpenter's consolidated net sales contributed by the major product lines for the year ended June 30, 1997 are as follows:

                                                                  -------------
                                                                   YEAR ENDED
                                                                  JUNE 30, 1997
                                                                  -------------
                                                                     PRO
                                                                  FORMA* ACTUAL
   Percentage of consolidated net sales                           ------ ------
   PRODUCTS
   --------
   Stainless steel...............................................   51%    49%
   Specialty alloys..............................................   28     34
   Titanium products.............................................   10      5
   Tool and other steel..........................................    7      7
   Advanced ceramics and other materials.........................    4      5
                                                                   ---    ---
   Total.........................................................  100%   100%

-------
*Gives effect to the acquisitions of Talley, Rathbone and Dynamet, which were acquired by Carpenter subsequent to July 1, 1996, as though they had occurred on July 1, 1996.

SPECIALTY ALLOYS OPERATIONS

SAO, is the leading producer of stainless steel long products in the United States, producing more than 450 different types of stainless steel, specialty alloys, tool and other steels. SAO's main facilities are located in Reading and Deer Lake, Pennsylvania; Hartsville and Orangeburg, South Carolina; Fryeburg, Maine; and Elyria, Ohio.

Reading
SAO's principal manufacturing site, located in Reading, Pennsylvania, is a fully integrated mill which includes melting, hot forming and cold finishing operations to manufacture products in the form of billets, bars, rod, wire and narrow strip in various sizes and finishes. Multiple operations are performed in over 1,100 workstations and include advanced cellular manufacturing technol-ogy at various workstations, which reduces material handling and manufacturing lead-time.

Melting. Carpenter's melting capabilities represent some of the most advanced equipment in the specialty alloy-making industry. It operates electric arc fur-naces (EAF), argon-oxygen refining vessels, vacuum induction melting (VIM), vacuum arc remelting (VAR), electroslag remelting (ESR) and continuous casting facilities.

Hot Forming. Carpenter's hot forming equipment includes two rotary forges. At the Reading facility, Carpenter operates an upgraded 1955 cross-country hot rolling mill with 800 pound coil capability for small diameter rod and an an-nual capacity of 55,000 tons and a 1986 no-twist automated rod, bar and billet mill with 4,000 pound coil capabilities for large diameter rod and an annual capacity of 125,000 tons. Small quantity and com-plex, specialty shapes are hot rolled on one of two hand mills. These hot form-ing operations include a full range of heat treating facilities to support the wide range of metallurgical characteristics required by the marketplace.

Cold finishing. In the finishing operations, hot formed metals are processed into their final size and surface condition. Product from the rotary forges, press or the hot mills, and coils of heavy-gauge rod are processed according to customers' specifications related to mechanical properties, shapes, tolerances and surface finish.

Carpenter's Reading facility is over three million square feet, is located on 370 acres and employs approximately 2,800 people.

Hartsville (Talley)
Carpenter completed the Talley acquisition on February 19, 1998. Talley's stainless steel processing operations in Hartsville, South Carolina is a divi-sion of SAO and is SAO's second major manufacturing site. Talley has been a supplier of quality finished stainless steel bars to Carpenter.

Talley's Hartsville mill includes modern hot forming, cold working and finish-ing facilities. This facility became operational in 1985 and, in 1995, its ca-pabilities in annealing, pickling, cold finishing and laboratory testing were expanded. Hartsville utilizes billets as input material and produces hot rolled and cold finished round, square and hexagonal stainless steel bars, as well as stainless steel wire rod. Hartsville has the capability to produce coils up to 2,000 pounds. Currently, the mill has a capacity to produce approximately 45,000 tons of stainless steel annually. Carpenter believes that capacity could be significantly increased with additional capital investments.

This additional capacity reduces Carpenter's need to purchase material at a higher cost. Talley's metal processing operations have historically operated with lower labor and electricity costs than are achieved by Carpenter's Read-ing, Pennsylvania operations. In addition, Talley's metal processing facilities will also serve as backup facility to Carpenter's facilities in Reading, Penn-sylvania. See "Risk Factors--Dependence on Essential Machinery and Equipment."

The Hartsville facility is approximately 285,000 square feet, is located on 100 acres and employs approximately 330 people.

Deer Lake and Elyria (Shalmet)
Shalmet, acquired in October, 1997, has facilities in Deer Lake, Pennsylvania and Elyria, Ohio. These facilities cold finish coil and bar alloys. Shalmet's total facilities are 165,000 square feet, are located on 39 acres and employ approximately 150 people.

Orangeburg
Carpenter's Orangeburg, South Carolina facility redraws specialty alloy coils into fine wire and ribbon forms on sophisticated, highly specialized equipment. Carpenter's Orangeburg operation is approximately 188,000 square feet, is lo-cated on 12 acres and employs approximately 130 people.

Fryeburg
Carpenter's Fryeburg, Maine manufacturing site specializes in machining drill collars for oil and gas exploration and drilling equipment. The Fryeburg facil-ity is approximately 16,000 square feet, is located on nine acres and employs approximately 15 people.

DYNAMET

Dynamet is a processor of titanium bar and wire for aerospace and other appli-cations. Carpenter believes that Dynamet is the leading processor of titanium for use in aerospace fasteners. Carpenter acquired Dynamet in February, 1997. Dynamet's facilities are based in Washington and Bridgeville, Pennsylvania; and Clearwater, Florida.

Washington
The Washington, Pennsylvania facility is an automated hot rolling mill specifi-cally designed for processing titanium. Dynamet also draws titanium into fine diameter wire using a production process developed in 1985 specifically to process titanium. The Washington facility is approximately 260,000 square feet, is located on 20 acres and employs approximately 175 people.

Clearwater
The Clearwater, Florida facility focuses on small diameter bar and finishing. Clearwater produces a unique finished product (Smartcoil(R)) that is prelubricated, specially wound and packaged for customers making fasteners for the aerospace industry. The Clearwater facility is approximately 65,000 square feet, is located on ten leased acres and employs approximately 70 people.

Bridgeville
The Bridgeville, Pennsylvania facility produces iron, nickel and cobalt based powders. Dynamet uses a vacuum melting and gas atomization process in which high pressure gas disperses a molten metal stream, thereby forming a spray of metal droplets that rapidly solidify into metal powder particles. The Bridgeville facility is approximately 30,000 square feet, is located on over three acres and employs approximately 35 people.

ENGINEERED PRODUCTS GROUP

EPG utilizes new or emerging technologies to manufacture products which are near net shape or finished parts. Most of the EPG companies have been acquired by Carpenter in the last five years.

EPG works with component manufacturers in providing solutions to applications in advanced ceramics, tungsten carbide tooling, metal injection molding, drawn tubular products and solid shaped bars. The major product and process capabili-ties of EPG are:

Ceramic Cores for Casting. Certech uses proprietary injection molding tech-niques to manufacture highly complex ceramic cores and structural components. Certech and its affiliates operate in Wood-Ridge, New Jersey; Wilkes Barre, Pennsylvania; Carlstadt, New Jersey; and Corby, England.

Specialty Tubular and Rolled Shape Products. Carpenter Special Products Corpo-ration, located in El Cajon, California, manufactures precision welded tubular products and rolled and drawn solid and tubular shapes to customer specifica-tions from a broad range of materials including stainless steel, titanium al-loys, nickel and cobalt based alloys, zirconium alloys and other special pur-pose alloys.

Structural Ceramic Components. Carpenter Advanced Ceramics, Inc. and its affil-iates, located in Auburn, California; Bow, New Hampshire; and Monash, Austra-lia, produce alumina and zirconia based structural ceramics and fine grain zir-conia powders.

Cold-Drawing and Rolling. Rathbone, located in Palmer, Massachusetts, produces shape stock from stainless steel and other alloys, using cold forming tech-niques, including cold rolling and cold drawing through successively smaller precision dies, that reduce production costs of custom profile shapes.

Metal Injection Molding. Parmatech, located in Petaluma, California, uses metal and ceramic injection molding technology and manufacturing capability for pro-duction of complex net shape parts and components of strong, wear- or corro-sion-resistant materials. Parmatech plans to install a fully automated, high volume production line.

Ultra Hard Precision Components. Crafts Technology Inc., located in Chicago, Illinois, manufactures ultra-hard wear parts and components for high-volume manufacturing.

EPG operates 12 manufacturing facilities and employs approximately 1,800 peo-ple.

RAW MATERIALS

Carpenter purchases a substantial amount of raw materials, such as nickel, chromium, cobalt, molybedum, titanium, ceramics and other metal alloying ele-ments, primarily for its melting and hot forming operations. Carpenter pur-chases relatively large quantities of certain key materials directly from pro-ducers. The Company has developed strong relationships with suppliers and in some cases has medium-term contracts for titanium, chromium, nickel and cobalt. When considered appropriate, Carpenter mitigates certain risks associated with raw material price fluctuations and matches raw material purchases with firm price product orders. Carpenter often enters into firm price contracts for the purchase of raw materials from suppliers and hedges the price of nickel. For a significant part of Carpenter's raw material purchases, which include nickel and titanium, Carpenter utilizes surcharge mechanisms that adjust prices charged to customers for fluctuations in the cost of such raw materials. See "Risk Factors--Supply and Cost of Raw Materials."

PATENTS AND TRADEMARKS

Carpenter owns a number of United States and foreign patents and has granted licenses under a number of them. Certain of the products produced by Carpenter are covered by patents of other companies from whom licenses have been ob-tained.

Carpenter does not consider its business to be materially dependent upon any patent or patent rights, but instead relies on its proprietary knowledge in im-plementing its processing technology in its manufacturing operations. Carpenter also owns a number of trademarks, which it has registered in the United States and other selected countries.

EMPLOYEES

As of December 31, 1997, Carpenter had approximately 6,000 employees, excluding those employed by those operations of Talley to be divested. Carpenter believes its relationship with its employees is good.

Most of Carpenter's facilities are nonunion and a significant portion of Car-penter's employees are located in Reading, Pennsylvania, a nonunion facility. Dynamet has a union workforce of approximately 110 persons at its principal ti-tanium processing facility in Washington, Pennsylvania. The union contract for this facility continues until August, 2001. Carpenter has historically not ex-perienced work stoppages or strikes at its present facilities.

PROPERTIES

Generally, Carpenter's properties are well maintained, considered adequate and are being utilized for their intended purposes. The Company's corporate head-quarters is located in Reading, Pennsylvania.

The primary manufacturing locations of SAO's facilities are Reading and Deer Lake, Pennsylvania; Orangeburg and Hartsville, South Carolina; Fryeburg, Maine; and Elyria, Ohio. All of SAO's plants are owned.

The primary locations of Dynamet's facilities are Washington and Bridgeville, Pennsylvania; and Clearwater, Florida. All of Dynamet's plants are owned.

The primary manufacturing locations of EPG are Wood-Ridge and Carlstadt, New Jersey; Corby, England; Palmer, Massachusetts; Bow, New Hampshire; Wilkes-Barre, Pennsylvania; Chicago, Illinois; Petaluma, El Cajon and Auburn, Califor-nia; and Monash, Australia. The Corby, Chicago, Palmer and Bow plants are owned, while the rest of the locations are leased.

Carpenter also operates distribution service centers, most of which it owns, at 35 locations in 15 states and four foreign countries. In addition, the Company maintains a number of sales offices around the world. The acquisition of Talley added six distribution centers to Carpenter's U.S. distribution network.

COMPETITION

The Company is in direct competition with domestic and foreign producers of stainless steel, specialty alloys, titanium and engineered products. Carpenter competes on the basis of quality, the ability to meet customers' product speci-fications, price and delivery schedules. The Company believes it is able to differentiate its products from those of its competitors in part by (i) provid-ing technical solutions through Carpenter's own sales and distribution system,
(ii) producing high quality products and (iii) making capital investments and investing in research and development. Furthermore, management believes that, due to the diversity of Carpenter's products and customers, exposure to compet-itive pressures in any individual area is mitigated.

The market for stainless steel and specialty alloy long products is global in nature and characterized by a limited number of significant producers. Carpen-ter's principal competitors in stainless steel are Republic Engineered Steels, Inc., Slater Steels Corporation, AL-Tech Specialty Steel Corporation and Cruci-ble Materials Corp. as well as Ugine (France), Avesta Sheffield (Sweden) and Daido Steel Co. Ltd. (Japan). Carpenter's competitors in specialty alloys are Allegheny Teledyne Incorporated, Aubert et Duval (France) and VDM (Germany). The market for Carpenter's titanium products is fairly concentrated with a lim-ited number of domestic and international competitors which include The Perry-man Company, Oregon Metallurgical Corporation, Allegheny Teledyne Incorporated, Titanium Metals Corporation and Daido Steel Co. Ltd. (Japan). Carpenter's ce-ramics and other EPG operations compete in fragmented markets. Large competi-tors in ceramics include ACX Technologies Inc. and Kyocera Corporation (Japan).

Imports of foreign specialty steels have long been a concern to the domestic steel industry because of the potential for unfair pricing by foreign produc-ers. Such pricing practices have usually been supported by foreign governments through direct and indirect subsidies. The U.S. Department of Commerce has is-sued anti-dumping orders for the collection of dumping duties on imports of stainless bar from Brazil, India, Japan and Spain at rates ranging up to about 61% of the value and on imports of stainless rod from Brazil, France and India at rates ranging up to about 49% of the value. These anti-dumping orders will continue in effect until the year 2000, unless further extended.

On July 30, 1997, Carpenter joined with three other domestic producers in fil-ing anti-dumping or countervailing duty trade actions against imports of stain-less steel rod from seven countries--Germany, Italy, Japan, Korea, Spain, Swe-den and Taiwan. These countries represent over 90% of current total imports of stainless steel rod. The industry group alleges that the foreign stainless steel rod is being subsidized or dumped into this country at prices which re-quire anti-dumping margins or countervailing duties ranging from about 10% up to about 47%.

On December 30, 1997 the U.S. Department of Commerce announced preliminary countervailing duty rates ranging from 1.22% to 30.47% for certain Italian companies.

On February 26, 1998, the U.S. Department of Commerce announced preliminary dumping margins to be imposed on all stainless steel rod imports from Taiwan, Korea, Japan, Italy, Sweden, Spain and Germany. The preliminary dumping mar-gins range from 1.2% to 31.4%, depending on country and producer. These seven countries accounted for approximately 92% of stainless steel rod imports in 1997. Final determinations of the dumping margins will be made by the Depart-ment of Commerce no later than July 20, 1998, and the dumping and counter-vailing duty orders will go into effect for a period of up to five years if injury to the domestic industry is found by the International Trade Commission in a ruling to be made no later than September 3, 1998.

ENVIRONMENTAL REGULATIONS

Like similar companies, Carpenter's operations and properties are subject to various stringent federal, state, local and foreign Environmental Laws. The liability for future environmental remediation costs is evaluated by manage-ment on a quarterly basis. Liabilities are recognized for remediation activi-ties, including legal fees and remedial investigation and feasibility study costs, when the remediation liabilities are probable and the cost can be rea-sonably estimated. Recoveries of expenditures are recognized as a receivable when they are estimable and probable. See "Risk Factors--Environmental Mat-ters" and "Management's Discussion and Analysis of Financial Condition and Re-sults of Operations--Commitments and Contingencies."

LEGAL PROCEEDINGS

General
There are no material pending legal proceedings, other than routine litigation occurring in the normal course of business, to which Carpenter is a party or to which any of its properties is subject. In the opinion of management, Car-penter has made adequate provision for losses likely to result from these ac-tions. To the extent that such reserves prove to be inadequate, Carpenter would incur a charge to earnings which could have a material adverse effect on the Company's results of operations for the applicable period. The outcome of these proceedings is not, however, expected to have a material adverse effect on the financial condition of Carpenter.

Recent Development
By letter dated February 26, 1998, Mr. Saad A. Alissa, a former Talley share-holder, through his counsel, informed the Company of his intention to file a lawsuit against Talley, seeking reimbursement for certain expenses which he incurred in a 1997 proxy contest waged by a group of dissident Talley stock-holders, of which Mr. Alissa was the leader. The group sought to replace the Company's directors nominated for reelection at the Talley annual meeting and to remove certain of Talley's anti-takeover protections. Two of the group's nominees were elected to the Talley Board of Directors (the "Talley Board"). Mr. Alissa alleges that the Talley Board failed to give his previous requests for reimbursement adequate consideration, despite his claim that the proxy contest resulted in substantial benefits to the Talley stockholders.

In his letter, Mr. Alissa's counsel stated that Mr. Alissa intends to file an additional lawsuit alleging members of the Talley Board committed various vio-lations of federal and state laws, both prior to and in connection with Car-penter's acquisition of Talley. Mr. Alissa claims that the acts of the Talley Board members ultimately have led to his receiving an artificially reduced price for his Talley shares and seeks compensation. He further claims that li-ability associated with such Board members' acts would be the subject of in-demnification obligations of Talley, which Carpenter has undertaken to honor in its merger agreement with Talley. Mr. Alissa's counsel also stated that Mr. Alissa intends to oppose the proposed settlement of the class actions which were filed against Talley, Talley Board members and Carpenter, alleging viola-tions of federal and state law in Carpenter's acquisition of Talley. Counsel for the plaintiffs and the defendants in those lawsuits have submitted the proposed settlement to the Delaware Court of Chancery for approval and a hear-ing is scheduled for March 20, 1998.

                               BOARD OF DIRECTORS

Carpenter has an experienced Board of Directors that includes senior executives of other major companies. The following tables sets forth, as of December 31, 1997, certain information with respect to the members of the Board of Direc-tors:

--------------------------------------------------------------------------------

                               DIRECTOR
 NAME                             SINCE POSITION/COMPANY
-------------------------------------------------------------------------------
 Marcus C. Bennett...........      1993 Executive Vice President and Chief
                                        Financial Officer and Director,
                                        Lockheed Martin Corporation, Bethesda,
                                        MD
 Robert W. Cardy.............      1990 Chairman, President, CEO and Director,
                                        Carpenter Technology Corporation,
                                        Reading, PA
 William S. Dietrich II......      1996 President, Dietrich Industries, Inc.,
                                        Pittsburgh, PA
 C. McCollister Evarts.......      1990 CEO, Senior Vice President for Health
                                        Affairs, Dean, College of Medicine, and
                                        Professor of Orthopaedics, The
                                        Pennsylvania State University, College
                                        of Medicine and University Hospital,
                                        Hershey, PA
 J. Michael Fitzpatrick......      1997 Vice President, Chief Technology
                                        Officer, Rohm and Haas Company,
                                        Philadelphia, PA
 William J. Hudson, Jr. .....      1992 CEO, President and Director, AMP
                                        Incorporated, Harrisburg, PA
 Edward W. Kay...............      1989 Retired Co-Chairman and Chief Operating
                                        Officer, Ernst & Young, L.L.P.,
                                        Washington, DC
 Robert W. Lawless...........      1997 President, CEO and Director, McCormick
                                        & Company, Sparks, MD
 Marlin Miller, Jr. .........      1989 President, CEO and Director, Arrow
                                        International, Inc., Reading, PA
 Peter C. Rossin.............      1997 Retired Chairman and CEO, Dynamet
                                        Incorporated, Washington, PA
 Kathryn C. Turner...........      1994 Chairperson and CEO, Standard
                                        Technology, Inc., Rockville, MD
 Kenneth L. Wolfe............      1995 Chairman of the Board, CEO and
                                        Director, Hershey Foods Corporation,
                                        Hershey, PA

MARCUS C. BENNETT, age 61, is Executive Vice President and Chief Financial Of-ficer and a Director of Lockheed Martin Corporation. He joined Martin Marietta Corporation in 1959 and has held various administrative and finance positions with Martin Marietta and Lockheed Martin Corporation. He also is a Director of COMSAT Corporation and Martin Marietta Materials, Inc. and a member of the Board of Directors of the Private Sector Council and the Georgia Institute of Technology Advisory Board. Mr. Bennett has been a Director of Carpenter since 1993, chairs the Human Resources Committee and is a member of the Audit Commit-tee.

ROBERT W. CARDY, age 61, is Chairman of the Board, President and Chief Execu-tive Officer and Director of Carpenter. Mr. Cardy joined Carpenter in 1962 and held a variety of management positions, becoming Executive Vice President in 1989, President and Chief Operating Officer in 1990, and Chairman of the Board, President and Chief Executive Officer in 1992. He also serves as Director of CoreStates Financial Corporation, the Reading Hospital & Medical Center, United Way of Berks County, and the Executive Committee of the Pennsylvania Business Round Table. Mr. Cardy has been a Director of Carpenter since 1990 and is a member of the Finance Committee.

WILLIAM S. DIETRICH, II, age 59, President of Dietrich Industries, Inc. Mr. Dietrich has served as President of Dietrich Industries, Inc., since 1968. Dietrich Industries, Inc., a subsidiary of Worthington Industries, Inc., is a manufacturer of metal framing for commercial and residential construction mar-kets. Mr. Dietrich serves on the Board of Directors of Worthington Industries, Inc. He is an active community leader, serving on 11 boards in western Pennsyl-vania, that include the Greater Pittsburgh Chamber of Commerce, the Allegheny Conference on Community Development, the University of Pittsburgh, and the Pittsburgh Ballet Theater. Mr. Dietrich has been a Director of Carpenter since 1996 and chairs the Corporate Governance Committee and is a member of the Human Resources Committee.

C. MCCOLLISTER EVARTS, M.D., age 66, is Chief Executive Officer, Senior Vice President for Health Affairs, Dean, College of Medicine, and Professor of Or-thopaedics, The Pennsylvania State University, College of Medicine and Univer-sity Hospitals, The Milton S. Hershey Medical Center. Dr. Evarts has held these positions since 1987. He also became President and Chief Academic Officer of the Pennsylvania State Health System in July, 1997. He is past Chair of the Board of Directors of the Association of Academic Health Centers, a member of the Association of American Medical Colleges,

Society of Medical Administrators, and serves on the Board of Directors of Hershey Foods Corporation, Hershey Trust Company, M.S. Hershey Foundation, the Board of Managers of Milton Hershey School, Capital Region Health Futures Proj-ect, the Capital Region Economic Development Corporation, and the Lehigh Valley Hospital. Dr. Evarts has been a Director of Carpenter since 1990, and is a mem-ber of the Finance Committee and Human Resources Committee.

J. MICHAEL FITZPATRICK, PH.D., age 51, is Vice President and Chief Technology Officer of Rohm and Haas Company. Dr. Fitzpatrick was named Chief Technology Officer in 1995. He was elected Vice President and Director of Research in 1993. Dr. Fitzpatrick is a member of The Scientific Advisory Board of Ampersand Ventures and is also a member of the Corporate Advisory Board of the southeast-ern Pennsylvania region of the American Cancer Society. Dr. Fitzpatrick has been a Director of Carpenter since January, 1997, and is a member of the Audit Committee and Corporate Governance Committee.

WILLIAM J. HUDSON, JR., age 63, is Chief Executive Officer, President and Di-rector of AMP Incorporated. Mr. Hudson joined AMP Incorporated in 1961, and he has held a variety of management positions, becoming Executive Vice President, International in 1991, a Director in 1992, and elected Chief Executive Officer and President in 1993. He also serves as a Director of the Goodyear Tire & Rub-ber Company. Mr. Hudson has been a Director of Carpenter since 1992 and is a member of the Audit Committee and the Human Resources Committee.

EDWARD W. KAY, age 70, is retired Co-Chairman and Chief Operating Officer of Ernst & Whinney, now in practice as Ernst & Young LLP. Mr. Kay served as Co-Chairman and Chief Operating Officer of Ernst & Whinney from 1984 to his re-tirement in 1988. He held numerous positions with Ernst & Young LLP, including Managing Partner of the Pittsburgh office from 1966 to 1978, and Regional Man-aging Partner of the Mid-Atlantic region from 1978 to 1984. He also serves as a Director of Constellation Holdings, Inc., and Meridian International Center. Mr. Kay has been a Director of Carpenter since 1989, chairs the Audit Committee and is a member of the Corporate Governance Committee.

ROBERT J. LAWLESS, age 51, is Chief Executive Officer and Director of McCormick & Company, Incorporated. Mr. Lawless had been serving as President and Chief Operating Officer since January, 1996. He served as Executive Vice President and Chief Operating Officer since 1995. Mr. Lawless serves as a member of the Board of Directors of the United Way of Central Maryland, the Greater Baltimore Committee and the Grocery Manufacturers of America, Inc., is a member of the Maryland Economic Development Commission and serves on the Junior Achievement of Central Maryland Executive Council. Mr. Lawless has been a Director of Car-penter since April, 1997, and is a member of the Corporate Governance Committee and Finance Committee.

MARLIN MILLER, JR., age 65, is President, Chief Executive Officer and Director of Arrow International, Inc. Mr. Miller founded Arrow International, Inc. in 1975. Arrow is located in Reading, Pennsylvania, and is a leading producer of medical devices for critical care medicine. He is also a Director of CoreStates Financial Corporation, and Conners Investor Services, Inc. He serves as a mem-ber of the Board of Trustees of Alfred University and of the Reading Hospital & Medical Center. Mr. Miller has been a Director of Carpenter since 1989, chairs the Finance Committee and is a member of the Audit Committee.

PETER C. ROSSIN, age 74, is the former Chairman, Chief Executive Officer and founder of Dynamet. Before founding Dynamet in 1967, Mr. Rossin held various production and operations positions at Crucible Steel Corporation, Fansteel Metallurgical Corporation, and Cyclops Corporation. He has been a Director of Carpenter since February 28, 1997, and is a member of the Finance Committee and Human Resources Committee.

KATHRYN C. TURNER, age 50, is Chairman and Chief Executive Officer of Standard Technology, Inc. Ms. Turner founded Standard Technology, Inc., an engineering and manufacturing firm in 1985. Standard Technology, Inc. is headquartered in Rockville, Maryland, with offices in Northern Virginia and Jacksonville, Flori-da. She was appointed to the President's Export Council in 1994, and also serves as a Director of COMSAT Corporation and Phillips Petroleum Company. She is actively involved in both the Urban League and The Boy Scouts. Ms. Turner has been a Director of Carpenter since 1994, and is a member of the Audit Com-mittee and Human Resources Committee.

KENNETH L. WOLFE, age 58, is Chairman of the Board, Chief Executive Officer and Director of Hershey Foods Corporation. Mr. Wolfe was elected President and Chief Operating Officer of Hershey Foods Corporation in 1985, positions he held through 1993. He was elected Vice President, Finance and Chief Financial Offi-cer of Hershey Foods Corporation in 1981, and Senior Vice President, Chief Fi-nancial Officer and Director in 1984. He serves as a Director of Bausch & Lomb Inc., the Hershey Trust Company and is a member of the Board of Managers, Mil-ton Hershey School. Mr. Wolfe has been a Director of Carpenter since 1995, and is a member of the Corporate Governance Committee and Finance Committee.

No family relationship exists between any of the Directors.

                                   MANAGEMENT

The following table sets forth, as of December 31, 1997, information with re-spect to certain management personnel of Carpenter:

--------------------------------------------------------------------------------

                         EMPLOYED
NAME                        SINCE POSITION
--------------------------------------------------------------------------------
Robert W. Cardy.........     1962 Chairman, President and Chief Executive Officer
G. Walton Cottrell......     1989 Senior Vice President--Finance and Chief Financial Officer
Dennis M. Draeger.......     1996 Senior Vice President, Specialty Alloys Operations
Nicholas F. Fiore.......     1990 Senior Vice President, Engineered Products Group
Robert W. Lodge.........     1991 Vice President, Human Resources
John R. Welty...........     1976 Vice President, General Counsel and Secretary
Edward B. Bruno.........     1972 Controller
Robert J. Torcolini.....     1973 President, Dynamet Incorporated
Richard J. Weiler.......     1958 Vice President, Corporate Development
Robert J. Dickson.......     1997 Treasurer

ROBERT W. CARDY, Chairman, President and Chief Executive Officer. Mr. Cardy, age 61, joined Carpenter in 1962 and held a variety of management positions, becoming Executive Vice President in 1989, President and Chief Operating Offi-cer in 1990, and Chairman of the Board, President and Chief Executive Officer in 1992. He also serves as Director of CoreStates Financial Corporation, the Reading Hospital & Medical Center, United Way of Berks County, and the Execu-tive Committee of the Pennsylvania Business Round Table. Mr. Cardy has been a Director of Carpenter since 1990 and is a member of the Finance Committee.

G. WALTON COTTRELL, Senior Vice President--Finance and Chief Financial
Officer. Mr. Cottrell, age 58, joined Carpenter as Vice President--Finance and Chief Financial Officer in 1989. Prior to joining Carpenter, he served in vari-ous financial positions at Squibb Corporation, The Allen Group and Owens-Illi-nois, Inc.

DENNIS M. DRAEGER, Senior Vice President, Specialty Alloys Operations. Mr. Draeger, age 57, became Senior Vice President of Carpenter in July, 1996. He had served on Carpenter's board of directors since 1992. Prior to joining Car-penter Mr. Draeger had 34 years of experience at Armstrong World Industries, Inc.

NICHOLAS F. FIORE, PH.D., Senior Vice President, Engineered Products
Group. Since coming to Carpenter in 1990, Dr. Fiore, age 58, has also served as Vice President, Research and Corporate Development and Strategic Vice Presi-dent, Strategic Businesses. Previously he was a managing director at Arthur D. Little, Inc. and Vice President of Cabot Corporation. Dr. Fiore was also a fac-ulty member in the Department of Metallurgical Engineering and Materials Sci-ence at the University of Notre Dame.

ROBERT W. LODGE, Vice President, Human Resources. Mr. Lodge, age 55, joined Carpenter in 1991. Previously, he held various senior-level human resource po-sitions at Johnson-Mathey, Inc. and Rockwell International.

JOHN R. WELTY, Vice President, General Counsel and Secretary. Mr. Welty, age 49, became Vice President, General Counsel and Secretary in 1993, after serving as General Counsel and Secretary since 1992. He joined Carpenter in 1976 after working as an economist for the U.S. Department of Commerce.

EDWARD B. BRUNO, Controller. Mr. Bruno, age 57, has been Controller of Carpen-ter since October 1975 after beginning his career at Carpenter in 1972. Mr. Bruno previously worked for the public accounting firm of Coopers & Lybrand L.L.P.

ROBERT J. TORCOLINI, President, Dynamet Incorporated. Mr. Torcolini, age 47, became President of Dynamet when it was acquired by Carpenter in February, 1997. He previously served as Vice President of Manufacturing Operations, Vice President of Technical Services and various other positions at Carpenter.

RICHARD J. WEILER, Vice President, Corporate Development. Mr. Weiler, age 60, became Vice President, Corporate Development in July, 1996. He joined Carpenter in 1958 and has served in various positions, including Vice President, Sales & Marketing and Vice President, Business Development.

ROBERT J. DICKSON, Treasurer. Mr. Dickson, age 48, became Treasurer of Carpen-ter in July, 1997. He was previously Senior Vice President and Chief Financial Officer at Dynamet from 1982. Prior to 1982, Mr. Dickson worked for the public accounting firm of Price Waterhouse LLP and Ohio Edison Company.

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

A general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders (as defined) of Common Stock is set forth below. In general, a "Non-U.S. Holder" is a person other than: (i) a citizen or resident (as defined for United States federal income or estate tax purposes, as the case may be) of the United States, (ii) an entity taxable as a corporation organized in or un-der the laws of the United States or a political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust, if a court within the United States is able to exercise primary supervision over the trust's administration and one or more U.S. persons have the power to control all of its substantial decisions, or (v) a person or entity otherwise subject to United States federal income tax on income from sources outside the United States. This discussion is provided for general discussion only and is based on the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. The discussion does not address aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a par-ticular Non-U.S. Holder and does not address all aspects of United States fed-eral income tax law that may be relevant to Non-U.S. Holders that may be sub-ject to special treatment under such law (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). ACCORDING-LY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. CURRENT AND POSSIBLE FUTURE INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate pre-scribed by an applicable tax treaty) unless the dividends are effectively con-nected with a trade or business carried on by the Non-U.S. Holder within the United States. In determining the applicability of a tax treaty that provides for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current regulations of the Treasury Department to be paid to a resident of that country (but see discussion below regarding changes applicable after December 31, 1998). Dividends effectively connected with a trade or business carried on by a Non-U.S. Holder within the United States will generally not be subject to withholding (if the Non-U.S. Holder properly files Internal Revenue Service Form 4224 with the payor of the dividend) and will generally be subject to United States federal income tax at ordinary federal income tax rates. Effectively connected dividends may be subject to different treatment under an applicable tax treaty, depending on whether such dividends are attributable to a permanent establishment of the Non-U.S. Holder in the United States. In the case of a Non-U.S. Holder which is a corporation, effec-tively connected income may be subject to the branch profits tax (which is gen-erally imposed on a foreign corporation at a rate of 30% of the deemed repatri-ation from the United States of "effectively connected earnings and profits") except to the extent that an applicable tax treaty provides otherwise. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursu-ant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OF COMMON STOCK

Generally, a Non-U.S. Holder will not be subject to United States federal in-come tax on any gain realized upon the disposition of his Common Stock unless:
(i) Carpenter has been, is, or becomes a "U.S. real property holding corpora-tion" for federal income tax purposes and certain other requirements are met;
(ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder (or by a partnership, trust or estate in which the Non-U.S. Holder is a partner or beneficiary) within the United States; or (iii) the Com-mon Stock is disposed of by an individual Non-U.S. Holder, who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and the gains are considered de-rived from sources within the United States. Carpenter believes that it has not been, is not currently and, based upon its current business plans, is not likely to become a U.S. real property holding corporation. A Non-U.S. Holder also may be subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates. Non-U.S. Holders should con-sult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of Common Stock in certain cases.

ESTATE TAX

Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death (or subject to certain lifetime transfers made by such individu-al) will be includible in the individual's gross estate for United States fed-eral estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Carpenter must report annually to the Internal Revenue Service and to Non-U.S. Holders the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These information reporting requirements apply even if withholding was reduced by an applicable tax treaty or was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides or is es-tablished. Under current law, United States backup withholding tax (which gen-erally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting and backup withholding rules) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, absent actual knowledge by the payor that the payee is not a Non-U.S. Holder or to dividends paid to Non-U.S. Holders that are either sub-ject to the U.S. withholding tax (whether at 30% or a reduced treaty rate) or that are exempt from such withholding because such dividends constitute effec-tively connected income (but see discussion below for changes applicable after December 31, 1998).

The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner certifies its foreign status under pen-alties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or through a foreign office of a non-United States broker will not be subject to backup withholding and gener-ally will not be subject to information reporting. Unless the broker has docu-mentary evidence in its files that the owner is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption, informa-tion reporting generally will apply to dispositions through (a) a non-United States office of a United States broker and (b) a non-United States office of a non-United States broker that is either a "controlled foreign corporation" for United States federal income tax purposes or a person 50% or more of whose gross income from all sources for a three year testing period was effectively connected with a United States trade or business.

Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder would be allowed as a credit against such Non-U.S. Holder's United States federal income tax and any amounts withheld in excess of such Non-U.S. Holder's United States federal income tax liability would be refunded, provided that required information is furnished to the Internal Revenue Service.

On October 4, 1997, the IRS issued final regulations relating to withholding, backup withholding and information reporting that unify current certification procedures and forms and clarify reliance standards (the "Final Regulations"). The Final Regulations eliminate the general current law presumption that divi-dends paid to an address in a foreign country are paid to a resident of that country and impose certain certification and documentation requirements on Non-U.S. Holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty. The Final Regulations generally will be effective with respect to payments made after December 31, 1998.

                                  UNDERWRITING

J.P. Morgan & Co. is acting as bookrunning lead manager for the Offering. J.P. Morgan & Co. and Credit Suisse First Boston are acting as joint lead managers.

The Underwriters named below (the "Underwriters"), for whom J.P. Morgan Securi-ties Inc., Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc. and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the un-derwriting agreement between the Company and the Representatives (the "Under-writing Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:

                                                                       ---------
                                                                       NUMBER OF
                                                                          SHARES
UNDERWRITERS                                                           ---------
J.P. Morgan Securities Inc............................................   759,000
Credit Suisse First Boston Corporation................................   759,000
Bear, Stearns & Co. Inc...............................................   506,000
PaineWebber Incorporated..............................................   506,000
Donaldson, Lufkin & Jenrette Securities Corporation...................   126,500
Fahnestock & Co. Inc. ................................................   126,500
First Montauk Securities Corp. .......................................   126,500
Charles Schwab & Co., Inc. ...........................................   126,500
Wheat First Securities................................................   126,500
                                                                       ---------
  Total............................................................... 3,162,500
                                                                       =========

The nature of the Underwriters' obligation under the Underwriting Agreement is such that all of the shares of Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be pur-chased if any are purchased.

The Representatives have advised Carpenter that the several Underwriters pro-pose to offer the Common Stock to the public initially at the offering price set forth on the cover of this Prospectus Supplement and may offer the Common Stock to selected dealers at such price, less a concession not to exceed $1.30 per share. The Underwriters may allow, and such dealers may reallow, a conces-sion to other dealers not to exceed $0.10 per share. After the public offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives.

Carpenter and its directors and executive officers have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities con-vertible into or exercisable or exchangeable for shares of Common Stock or reg-ister for sale under the Securities Act of 1933, as amended (the "Securities Act"), any Common Stock for a period of 90 days after the date of this Prospec-tus Supplement without the prior written consent of J.P. Morgan Securities Inc., with certain limited exceptions.

The Common Stock is listed for trading on the NYSE under the symbol "CRS."

Carpenter has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the Underwriters may be required to make in respect thereof.

In connection with the Offering the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, the Common Stock in the open market to cover syndicate short po-sitions created in connection with the Offering or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling con-cessions allowed for distributing Common Stock in the Offering, if the syndi-cate repurchases previously distributed Common Stock in the market to cover over-allotments or to stabilize the price of Common Stock. Any of these activi-ties may stabilize or maintain the market price of the Common Stock above inde-pendent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

In the ordinary course of their respective businesses, certain of the Under-writers and their affiliates have engaged, and may in the future engage, in various commercial banking and investment banking transactions with the Company or its affiliates.

J.P. Morgan Securities Inc. acted as financial advisor to Talley in its acqui-sition by Carpenter and acted as dealer manager for Talley Manufacturing in its repurchase of certain of its 10.75% senior notes. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., acts as agent and a lender under Carpenter's revolving credit agreement. Credit Suisse First Boston Corporation acted as financial advisor to the Company in connection with the acquisition of Talley.

                                 LEGAL MATTERS

The validity of the Common Stock and certain matters relating thereto and cer-tain United States federal income tax matters will be passed upon for Carpenter by Dechert Price & Rhoads, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partner-ship including a professional corporation), New York, New York.

                               GLOSSARY OF TERMS

ADVANCED CERAMICS--A family of ceramic materials used where high performance in extremely harsh environments is required. Ceramic materials have desirable properties: they are extremely resistant to wear, corrosion and thermal shock, and are excellent electrical and thermal insulators. EPG uses proprietary injection molding techniques, isostatic pressing and precision machining techniques to produce parts from ceramic materials, including complex shapes that could not be made by any other process. These parts are made from various materials ranging from oxide systems such as silica, zirconia and alumina to non-oxide systems such as silicon nitride and silicon carbide.

ANNEALING/HEAT TREATING--A manufacturing process whereby metals are heat treated to certain temperatures to soften for further processing, produce certain properties or change a metal's micro-structure.

ARGON-OXYGEN DECARBONIZATION--A steel refinement process whereby carbon is removed from molten alloys, through oxidation, when a mixture of argon and oxygen is blown through the molten metal.

BAR--Semi-finished or finished piece of metal in a straight length.

BILLET--Semi-finished metal in a straight length. Billet produced from a forging operation is a key product for the aerospace industry.

BINDER SYSTEM--A mixture made of polymers, waxes and other additives which is combined with metal or ceramic powders to form a slurry mixture which can be injected into molds.

CASTING--The process of pouring molten metal into a mold.

CERAMIC CORES--An integral part of the precision metal casting process, where highly configured passages holding tight tolerances are required. After the molten metal cast around the core solidifies, the core is leached out of the part, leaving behind a complex pattern that provides cooling passages. Cores allow an industrial gas turbine or jet engine to perform at very high temperatures, generating power more efficiently or more thrust.

COGGING--The primary breakdown of ingots or billets into smaller sizes by means of hot forming.

COIL PRODUCTS--Rod or strip products that are wound into a spiral of concentric rings.

CONTINUOUS CASTING--A metal forming process whereby molten metal is poured into one end of a mold and extracted from the other end as a continuous length.

ELECTRODE--A cylindrical ingot that is remelted for further purity.

ELECTRIC ARC FURNACES--A melt-down unit which uses the heat of resistance to form an electric arc to perform the initial melting of alloys.

ELECTROSLAG REMELTING-- The electroslag remelting (ESR) process is similar in some respects to vacuum arc remelting (definition follows), but ESR occurs through a chemically active slag as opposed to melting under a vacuum. The ESR process combines fully controlled metal melting conditions with fully controlled solidification conditions. Single phase AC power is applied to the electrode--produced either by vacuum induction melting or conventional air melting--which is aligned above a water-cooled mold. The electrode is immersed in the slag. Then droplets of molten metal form on the bottom of the electrode and fall through the slag to a metal pool. The slag is the heating component of the system, and it acts as a solvent for non-metallics, protects the molten metal from contamination and acts as a mold lining. The water-cooled mold promotes a shallow molten pool which reduces microsegregation, increases chemical homogeneity, improves inclusion distribution and increases ingot soundness.

ENGINEERED PRODUCTS--Custom components that can be made from a wide range of materials including advanced ceramics, carbides, specialty alloys or other specialty materials. EPG makes custom components such as ceramic cores for casting, metal injection molded parts, structural ceramic components, specialty tubing, and a variety of rolled and drawn shaped products.

FORGING--After melting, large ingots must be hot worked into smaller cross-section billets for further processing. Specialty alloys are properly heated, and then pressed or hammered into smaller sizes.

"FLAT" PRODUCT--The majority of specialty metal producers make sheet and other "flat" products, which are used in construction-type applications. Carpenter, conversely, primarily makes "long" products.

GAS ATOMIZATION--The application of high pressure gas to break up a molten metal stream into droplets.

HIGH TEMPERATURE ALLOYS--Metal alloys that can withstand very hot operating environments (up to 2000(degrees)) as well as attendant corrosion and oxidation problems.

HOT ROLLING MILL--Equipment that reduces the size of a bar or coil by passing it between a series of rolls, while the material is hot.

INGOT--Initial product formed by pouring hot, molten steel into a mold.

INJECTION MOLDING--A parts forming process in which metallic or ceramic powders, mixed with a binder, are pushed into a custom mold to make intricate parts. The parts may have irregular features on all three axes.

"LONG" PRODUCT--Product made into bar, rod, wire or billet, rather than a flat form.

MILL FORM--Shapes manufactured by traditional rolling or drawing operations, such as rounds, squares, hexagons and rectangles.

NONFERROUS METALS--Any non-iron based metal, including copper, aluminum and their alloys (e.g., brass and bronze).

PICKLING--A process of submerging metal in a descaling furnace and liquid chemical baths to clean, eliminate surface defects or reduce to a specific size.

POWDER ALLOYS/POWDER METALS--Substances made by using a high pressure gas to break up a molten metal stream into droplets, which rapidly solidify into metal powder particles. These particles are then consolidated to create bar, coil or other mill forms. Powder metal mill forms offer superior performance and uniformity to cast or wrought mill forms.

PREMIUM MELTING OR VACUUM MELTING--A process in which raw materials are first melted within a vacuum, and the metal is often remelted under a vacuum to produce very pure alloys. Together, these processes result in tighter control of a metal's chemistry, and greater consistency in structural properties such as toughness, ductility and fatigue strength.

RIBBON FORMS--Wire drawn to be flat rather than round.

ROD--Semi-finished products, formed into coils, from which wire is made.

SHAPES--Bar or coil product that is passed between custom dies and rolls to form half-round, hexagonal, square and other more intricate shapes. These shapes are closer to the shape of a fabricator's final part, saving customers machining time and expense.

SMARTCOIL(R)--A proprietary product of Dynamet that is a prelubricated coil, processed to precise customer specifications and specially packaged.

SPECIALTY ALLOYS--Alloys composed of two or more chemical elements that, in general, perform under very rigorous service conditions or that have special electrical, thermal, magnetic, corrosion resistance or mechanical properties.

STRIP--Narrow, flat product shipped in coils.

STRUCTURAL CERAMICS--Advanced ceramics that perform under a specific load. Structural ceramics manufactured by Carpenter are used in valves, textile thread guides and automotive engines, among others.

THIN WALL TUBING--Tubes with wall thicknesses that can be as thin as .005 inches yet remain structurally sound in many environments. Such thin walls minimize the weight of the tube.

TITANIUM--The world's fourth most abundant structural metal, titanium offers excellent corrosion and erosion resistance, superior strength to weight ratios and high heat transfer efficiency.

TOOL STEEL--Alloys of iron used in making tools and dies that offer strength and fabrication qualities. Typically, tool steels contain carbon, manganese, chromium, tungsten and other alloying elements.

VACUUM ARC REMELTING--Vacuum arc remelting (VAR) is an operation following the primary melting of many alloys. The feedstock for remelting consists of consumable electrodes produced by VIM (definition follows), or by conventional air melting. Double vacuum melting, designed to yield the highest purity product, usually combines the VIM-VAR processes. In the VAR furnace, electric current is passed through the electrode, producing the heat necessary for the remelting through the formation of an electric arc. The melting of the electrode and subsequent resolidification of the ingot help to give the remelted material its superior properties. The controlled solidification is designed to eliminate ingot macrosegregation and significantly reduce microsegregation. The number and size of non-metallic inclusions are reduced, and the remaining inclusions are distributed more evenly. The removal of gases and volatile elements is enhanced by the remelting process. Since VAR melting is performed in water-cooled copper crucibles, it eliminates undesirable metal/refractory reactions.

VACUUM INDUCTION MELTING--In vacuum induction melting (VIM), an electrode or ingot is created generally by melting vacuum grade scrap, virgin alloy or pre-refined material produced by conventional air melting techniques. The major benefits are reduced gas content and good chemistry control. The vacuum induction process uses an airtight vessel or vacuum chamber which is completely enclosed. A mechanical or steam vacuum system is used, sometimes in conjunction with an oil diffusion system, to evacuate the chamber.

WIRE--Finished product, produced from hot rod, that can vary in shape but is usually under one inch in diameter.

                        CARPENTER TECHNOLOGY CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
Consolidated Statement of Income for the Six Months ended December 31,
 1997 and 1996 (unaudited)...............................................  F-3
Consolidated Statement of Cash Flows for the Six Months ended December
 31, 1997 and 1996 (unaudited)...........................................  F-4
Consolidated Balance Sheet at December 31, 1997 and June 30, 1997
 (unaudited).............................................................  F-5
Notes to Interim Consolidated Financial Statements (unaudited)...........  F-6
Report of Coopers & Lybrand L.L.P., Independent Accountants.............. F-10
Consolidated Statement of Income for the Years Ended June 30, 1997, 1996
 and 1995................................................................ F-11
Consolidated Statement of Cash Flows for the Years Ended June 30, 1997,
 1996 and 1995........................................................... F-12
Consolidated Balance Sheet as of June 30, 1997 and 1996.................. F-13
Consolidated Statement of Changes in Shareholders' Equity for the Years
 Ended June 30, 1997, 1996 and 1995...................................... F-14
Notes to Consolidated Financial Statements............................... F-16
Supplementary Data--Quarterly Data (unaudited)........................... F-30

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                        CARPENTER TECHNOLOGY CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                                  (UNAUDITED)

                                                            ------------------
                                                            SIX MONTHS ENDED
                                                              DECEMBER 31,
                                                                1997      1996
                                                            --------  --------
In thousands, except per share data
Net sales.................................................. $529,451  $403,416
Costs and expenses
  Cost of sales............................................  382,266   300,387
  Selling and administrative expenses......................   75,350    59,178
  Interest expense.........................................   14,013     8,902
  Other income, net........................................   (1,360)     (369)
                                                            --------  --------
                                                             470,269   368,098
                                                            --------  --------
Income before income taxes.................................   59,182    35,318
Income taxes...............................................   23,422    13,596
                                                            --------  --------
Net income................................................. $ 35,760  $ 21,722
                                                            ========  ========
Earnings per common share
  Basic.................................................... $   1.79  $   1.26
                                                            ========  ========
  Diluted.................................................. $   1.71  $   1.20
                                                            ========  ========
Weighted average common shares outstanding.................   19,533    16,621
                                                            ========  ========
Dividends per common share................................. $    .66  $    .66
                                                            ========  ========


          See accompanying notes to consolidated financial statements.

                        CARPENTER TECHNOLOGY CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (UNAUDITED)

                                                           -------------------
                                                            SIX MONTHS ENDED
Dollars in thousands                                          DECEMBER 31,
OPERATIONS                                                      1997      1996
                                                           ---------  --------
Net income...............................................  $  35,760  $ 21,722
Adjustments to reconcile net income to net cash provided
 from operations
  Depreciation and amortization..........................     25,495    18,472
  Deferred income taxes..................................      3,563     4,889
  Pension credits........................................    (11,055)   (5,416)
Changes in working capital and other, net of acquisitions
  Receivables............................................     20,476    28,575
  Inventories............................................    (31,716)  (24,458)
  Accounts payable.......................................     (6,280)  (18,992)
  Accrued current liabilities............................    (10,363)  (10,161)
  Other, net.............................................        785     1,336
                                                           ---------  --------
Net cash provided from operations........................     26,665    15,967
                                                           ---------  --------
INVESTING ACTIVITIES
Purchases of plant and equipment.........................    (43,892)  (51,262)
Disposals of plant and equipment.........................      1,144       183
Acquisitions of businesses, net of cash received.........   (130,874)      --
Net assets held for sale.................................     (6,195)      --
                                                           ---------  --------
Net cash used for investing activities...................   (179,817)  (51,079)
                                                           ---------  --------
FINANCING ACTIVITIES
Provided by short-term debt..............................     48,588    49,495
Proceeds from issuance of long-term debt.................    140,000       --
Payments on long-term debt...............................     (9,512)   (3,829)
Dividends paid...........................................    (13,637)  (11,729)
Proceeds from issuance of common stock...................      4,058       260
                                                           ---------  --------
Net cash provided from financing activities..............    169,497    34,197
                                                           ---------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS.............................................        --       (107)
                                                           ---------  --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........     16,345    (1,022)
Cash and cash equivalents at beginning of period.........     18,620    13,159
                                                           ---------  --------
Cash and cash equivalents at end of period...............  $  34,965  $ 12,137
                                                           =========  ========
SUPPLEMENTAL DATA
Non-Cash Investing Activities
Treasury stock issued for business acquisition...........  $   1,036  $    --

          See accompanying notes to consolidated financial statements.

                        CARPENTER TECHNOLOGY CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                        --------------------------
                                                                  AT            AT
                                                        DECEMBER 31,      JUNE 30,
                                                                1997          1997
                                                        ------------  ------------
Dollars in thousands, except per share data             (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents............................ $     34,965  $     18,620
  Accounts receivable, net.............................      158,483       159,863
  Inventories..........................................      278,689       211,483
  Net assets held for sale.............................      153,914           --
  Other current assets.................................       16,892        12,247
                                                        ------------  ------------
      Total current assets.............................      642,943       402,213
Property, plant and equipment, at cost.................    1,046,920       936,456
Less accumulated depreciation and amortization.........      441,853       422,820
                                                        ------------  ------------
                                                             605,067       513,636
Prepaid pension cost...................................      110,803        99,748
Goodwill, net..........................................      160,615       104,610
Other assets...........................................      114,849       102,794
                                                        ------------  ------------
Total assets........................................... $  1,634,277  $  1,223,001
                                                        ============  ============
LIABILITIES
Current liabilities
  Short-term debt...................................... $    131,128  $     82,540
  Accounts payable.....................................       85,744        78,962
  Accrued compensation.................................       17,110        26,932
  Accrued income taxes.................................       13,799        19,263
  Deferred income taxes................................       26,851         5,601
  Other accrued liabilities............................       53,958        41,375
  Current portion of long-term debt....................      144,097         3,372
                                                        ------------  ------------
      Total current liabilities........................      472,687       258,045
Long-term debt, net of current portion.................      372,310       244,726
Accrued postretirement benefits........................      134,937       135,903
Deferred income taxes..................................      119,227       110,780
Other liabilities......................................       41,947        24,240
Minority interest......................................       16,522           --
SHAREHOLDERS' EQUITY
Preferred stock--
  $5 par value, authorized 2,000,000 shares; issued
  444.2 shares at December 31, 1997 and 447.3 shares at
  June 30, 1997........................................       28,028        28,224
Common stock--
  $5 par value, authorized 50,000,000 shares; issued
  19,777,526 shares at
  December 31, 1997 and 19,642,920 shares at June 30,
  1997.................................................       98,888        98,215
Capital in excess of par value--common stock...........       58,461        54,338
Reinvested earnings....................................      325,689       303,566
Common stock in treasury, at cost--
  147,498 shares at December 31, 1997 and 160,605
  shares at
  June 30, 1997........................................       (3,394)       (3,539)
Deferred compensation..................................      (19,077)      (20,299)
Foreign currency translation adjustments...............      (11,948)      (11,198)
                                                        ------------  ------------
      Total shareholders' equity.......................      476,647       449,307
                                                        ------------  ------------
Total liabilities and shareholders' equity............. $  1,634,277  $  1,223,001
                                                        ============  ============

          See accompanying notes to consolidated financial statements.

                        CARPENTER TECHNOLOGY CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions of the Securities and Exchange Commission for interim reporting and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 1997 are not necessarily indicative of the results that may be expected for the year ending June 30, 1998. The June 30, 1997 balance sheet data was derived from au-dited financial statements, but does not include all disclosures required by generally accepted accounting principles. For further information, refer to the consolidated financial statements and footnotes included on pages F-10 to F-29.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications of prior years' amounts have been made to conform with the current year's presentation.

2. EARNINGS PER COMMON SHARE

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share," which specifies the computation, presentation and disclosure requirements for earn-ings per share. SFAS No. 128 requires companies to adopt its provisions for in-terim and annual periods ending after December 15, 1997 and requires restate-ment of all prior earnings per share data presented.

Basic earnings per common share are computed by dividing net income (less pre-ferred dividends net of tax benefits) by the weighted average number of common shares outstanding during the period. On a diluted basis, shares outstanding are adjusted for common share equivalents, and both net earnings and shares outstanding are adjusted to assume the conversion of the convertible preferred stock.

The calculations of earnings per share are as follows:

                                            ----------------------------------
                                              SIX MONTHS        SIX MONTHS
                                            ENDED DECEMBER    ENDED DECEMBER
                                               31, 1997          31, 1996
                                            ----------------  ----------------
                                              BASIC  DILUTED    BASIC  DILUTED
                                            -------  -------  -------  -------
In thousands, except per share data
Net income................................  $35,760  $35,760  $21,722  $21,722
Dividends accrued on convertible preferred
 stock, net of tax benefits...............     (778)     --      (798)     --
Assumed shortfall between common and
 preferred dividend.......................      --      (319)     --      (444)
                                            -------  -------  -------  -------
Earnings available for common
 shareholders.............................  $34,982  $35,441  $20,924  $21,278
                                            =======  =======  =======  =======
Weighted average number of common shares
 outstanding..............................   19,533   19,533   16,621   16,621
Assumed conversion of preferred shares....      --       891      --       904
Effect of shares issuable under stock
 option plans.............................      --       263      --       154
                                            =======  =======  =======  =======
Weighted average common shares............   19,533   20,687   16,621   17,679
                                            =======  =======  =======  =======
Earnings per share........................  $  1.79  $  1.71  $  1.26  $  1.20
                                            =======  =======  =======  =======

                        CARPENTER TECHNOLOGY CORPORATION

3. INVENTORIES

                                                          ---------------------
                                                          DECEMBER 31, JUNE 30,
                                                                  1997     1997
                                                          ------------ --------
   Dollars in thousands
   Finished and purchased products.......................     $149,209 $121,532
   Work in process.......................................      205,097  177,650
   Raw materials and supplies............................       63,234   51,152
                                                              -------- --------
   Total at current cost.................................      417,540  350,334
   Less excess of current cost over LIFO values..........      138,851  138,851
                                                              -------- --------
   Inventory per Balance Sheet...........................     $278,689 $211,483
                                                              ======== ========

The current cost of LIFO-valued inventories was $377 million at December 31, 1997 and $318 million at June 30, 1997.

4. ACQUISITIONS OF BUSINESSES

On December 5, 1997, Carpenter acquired approximately 75% of the outstanding common and preferred stock of Talley for $142 million of cash, including acqui-sition costs, and assumed Talley debt with a principal amount of $125 million and a fair market value of $137 million. The transaction was financed by short-term debt issued under a recently-expanded revolving credit agreement. Based upon a preliminary valuation, $52 million of the purchase price was allocated to goodwill which will be amortized on a straight-line basis over 40 years, the estimated life of the goodwill.

Carpenter plans to acquire the balance of Talley's outstanding shares in a merger to be completed on February 19, 1998, when Talley's shareholders vote on the approval of the sale of the remaining shares to Carpenter for a total of $45 million in cash.

Talley is a diversified manufacturer composed of a stainless steel products segment, a government products and services segment and an industrial products segment. Talley had revenues of $503 million and net income of $19 million in calendar 1996. The stainless steel products segment had sales of $136 million and operating income, before income taxes and corporate expenses, of $11 mil-lion in calendar 1996. Carpenter intends to retain the companies in the stain-less steel products segment, but divest the companies in the government prod-ucts and services and industrial products segments. Carpenter believes these segments will be sold within one year of acquisition. Accordingly, the segments to be divested are reflected at their estimated fair market value as net assets held for sale in the accompanying financial statements.

On October 31, 1997, Carpenter acquired the net assets of Shalmet Corporation and its affiliates for $9 million in stock and cash, including acquisition costs, and assumed $4 million of Shalmet's debt. Shalmet converts "black" coil and bar to "bright" round bar and coil products, and had sales of $12 million in 1996. Based upon a preliminary valuation, the fair value of the net assets acquired approximates the acquisition cost, and, accordingly, no goodwill has been recorded.

On September 30, 1997, Carpenter acquired four of the operating units of ICI Australia, Ltd. in exchange for $16 million of cash, including acquisition costs. These four operating units manufacture structural ceramic components and powder products, and had sales of about $21 million for the year ended Septem-ber 30, 1997. Based upon a preliminary valuation, $5 million of the purchase price was allocated to goodwill, which will be amortized on a straight-line ba-sis over 20 years.

On July 9, 1997, Carpenter acquired all of the outstanding common shares of Aceromex Atlas S.A. de C.V., a specialty metals distributor in Mexico, for $3 million in cash. Aceromex had sales of about $4 million for calendar year 1996. Based upon a preliminary valuation, $1 million of the purchase price was allo-cated to goodwill, which is being amortized on a straight-line basis over 20 years.

The acquisitions described above were accounted for using the purchase method of accounting and, accordingly, the operating results of these acquired busi-nesses which Carpenter intends to retain have been included in the consolidated

                        CARPENTER TECHNOLOGY CORPORATION

4. ACQUISITIONS OF BUSINESSES--(CONTINUED)

statement of income from the dates of acquisition. The operating results of the segments which will be sold are being accounted for as net assets held for sale and will be excluded from Carpenter's consolidated statement of income for up to one year following their acquisition. The purchase prices of the businesses acquired during fiscal 1998 have been allocated to the assets purchased and li-abilities assumed based upon the fair values on the dates of acquisition as follows:

                                                                       --------
   Dollars in thousands
   Working capital, other than cash................................... $ 31,054
   Property, plant and equipment......................................   70,602
   Other assets.......................................................   16,191
   Goodwill...........................................................   58,053
   Non-current liabilities and minority interest......................  (43,990)
                                                                       --------
                                                                       $131,910
                                                                       ========

Debt and deferred tax liabilities included in the allocation were $138 million and $26 million, respectively.

On the basis of an unaudited pro forma consolidation of the results of opera-tions as if the acquisition of the 75% of Talley which Carpenter now owns and the fiscal 1997 acquisitions had taken place at the beginning of fiscal 1997, consolidated net sales would have been $575 million for the six months ended December 31, 1997 and $523 million for the six months ended December 31, 1996. Unaudited consolidated pro forma net income and basic earnings per share would have been $35 million and $1.74 for the six months ended December 31, 1997, and $26 million and $1.28 for the six months ended December 31, 1996, respectively. Such pro forma amounts are not necessarily indicative of what the actual con-solidated results of operations might have been if the acquisitions had been effective at the beginning of fiscal 1997. The results of the other companies acquired in fiscal 1998 were excluded from these pro forma calculations because their inclusion did not have a significant effect.

5. DEBT ARRANGEMENTS

In October, 1997, Carpenter amended the existing financial arrangements with a number of banks to increase its revolving credit agreement from $150 million to $400 million. The expanded credit agreement was used to finance the acquisition of Talley, back up Carpenter's outstanding commercial paper, and meet other short-term cash requirements.

In December, 1997, Carpenter amended its existing financing arrangements with four banks to increase the revolving credit agreement from $400 million to $500 million. The expanded credit agreement was used in January, 1998 to finance the purchase of a portion of Talley Manufacturing's 10.75% Senior Notes (see Note
8). It is planned that prior to September 30, 1998, the revolving credit com-mitment will be reduced from $500 million to $200 million as a result of cash expected to be generated from the sale of the Talley companies to be divested (see Note 4) as well as cash provided by Carpenter common stock planned to be issued in March, 1998 (see Note 8).

Interest under the revolving credit agreement is based on short-term market rates and competitive bids. Carpenter has also retained the availability of $50 million under lines of credit arrangements with two banks. At December 31, 1997, $200 million of short-term debt was classified as long-term debt because Carpenter has the intent and ability to refinance this debt on a long-term ba-sis through its existing credit facilities.

6. COMMITMENTS AND CONTINGENCIES--ENVIRONMENTAL

Carpenter accrues amounts for environmental remediation costs which represent management's best estimate of the probable and reasonably estimable cost relat-ing to environmental remediation. For the six months ended December 31, 1997, $6 million was charged to operations for environmental remediation costs. The liability for environmental remediation costs at December 31, 1997 was $16 mil-lion. The estimated range of the reasonably possible future costs of remediation at Carpenter operating facilities and the superfund sites is be-tween $16 million and $24 million.

Carpenter entered into additional settlements of litigation relating to insur-ance coverages for certain superfund sites and recognized income before income taxes of $4 million for the six months ended December 31, 1997. During Decem-ber, 1997, $8 million was received under the settlements for the superfund sites, leaving the remaining discounted receivable for recoveries from these settlements at December 31, 1997 at $3 million.

                       CARPENTER TECHNOLOGY CORPORATION

6. COMMITMENTS AND CONTINGENCIES--ENVIRONMENTAL--(CONTINUED)

Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology and the identification of presently unknown remediation sites and the allocation of costs among the potentially responsi-ble parties. Based upon information presently available, such future costs are not expected to have a material effect on Carpenter's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

7. ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued SFAS 130, "Reporting Compre-hensive Income", and SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" which will be effective for Carpenter's fiscal year 1999. SFAS 130 establishes standards for reporting and display of comprehen-sive income and its components in a full set of general-purpose financial statements. SFAS 131 establishes standards for the methods by which public business enterprises report information about operating segments in annual fi-nancial statements and requires them to report selected information about op-erating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geo-graphic areas, and major customers. The impact of these new standards on Car-penter's future financial statements and disclosures has not been determined.

8. SUBSEQUENT EVENTS

In January, 1998, Carpenter filed a shelf registration statement with the Se-curities and Exchange Commission to register $350 million of its common stock and debt securities. Carpenter believes that the initial offering thereunder will be a $125 million common stock offering. Carpenter intends to grant to the underwriters an option to purchase up to 15% of the amount of the shares issued in the public offering to cover over-allotments, if any. Carpenter pre-viously announced it was considering a common stock offering to refinance the debt incurred in conjunction with its acquisition of Talley.

On January 23, 1998, Talley Manufacturing and Technology, Inc., a wholly-owned subsidiary of Talley, purchased approximately 82% of its outstanding 10.75% Senior Notes pursuant to a tender offer. The Notes were purchased at a price of 108.79% of the principal amount, together with accrued interest, or a total of $105.0 million, which approximated the fair value assigned to the debt in the determination of the purchase price for Talley (see Note 4). In connection with the offer, consents have been received to effect certain amendments to the indenture for the Senior Notes to enhance financial and operating flexi-bility for Talley and Carpenter.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Carpenter Technology Corporation:

We have audited the accompanying consolidated balance sheet of Carpenter Tech-nology Corporation and subsidiaries as of June 30, 1997 and 1996, and the re-lated consolidated statements of income, cash flows and changes in sharehold-ers' equity for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carpenter Tech-nology Corporation and subsidiaries as of June 30, 1997 and 1996, and the con-solidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally ac-cepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
July 28, 1997

                        CARPENTER TECHNOLOGY CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                                                    ----------------------------
                                                       YEARS ENDED JUNE 30,
                                                        1997      1996      1995
In thousands, except per share data                 --------  --------  --------
Net sales.......................................... $939,000  $865,324  $757,532
                                                    --------  --------  --------
Costs and expenses
  Cost of sales....................................  697,892   636,783   564,169
  Selling and administrative expenses..............  126,357   112,893   103,269
  Interest expense.................................   19,930    18,935    14,542
  Equity in loss of joint venture..................    1,188     7,025     3,000
  Other income, net................................   (4,238)   (5,482)   (2,019)
                                                    --------  --------  --------
                                                     841,129   770,154   682,961
                                                    --------  --------  --------
Income before income taxes.........................   97,871    95,170    74,571
Income taxes.......................................   37,878    35,022    27,079
                                                    --------  --------  --------
Net income......................................... $ 59,993  $ 60,148  $ 47,492
                                                    ========  ========  ========
Earnings per common share
  Primary.......................................... $   3.30  $   3.51  $   2.81
  Fully diluted.................................... $   3.16  $   3.38  $   2.70
Weighted average common shares outstanding
  Primary..........................................   17,703    16,677    16,327
  Fully diluted....................................   18,760    17,604    17,309





          See accompanying notes to consolidated financial statements.

                        CARPENTER TECHNOLOGY CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                          ---------------------
                                                    YEARS ENDED JUNE 30,
                                                      1997      1996      1995
Dollars in thousands                             ---------  --------  --------
OPERATIONS
Net income.....................................  $  59,993  $ 60,148  $ 47,492
Adjustments to reconcile net income to net cash
 provided from operations
  Depreciation and amortization................     40,985    35,226    32,479
  Deferred income taxes........................      7,144     4,527     3,314
  Pension credits..............................    (11,064)  (10,292)   (7,933)
  Equity in loss of joint venture..............      1,188     7,025     3,000
  Gain on sale of partial interest in joint
   venture.....................................        --     (2,650)      --
Changes in working capital and other, net of
 acquisitions
  Receivables..................................     (3,097)  (14,754)  (21,819)
  Inventories..................................   (17, 264)  (59,619)  (29,480)
  Accounts payable.............................     (4,192)   21,265    15,111
  Accrued current liabilities..................     11,174    16,244     6,800
  Other, net...................................    (10,799)   (7,083)   (5,177)
                                                 ---------  --------  --------
Net cash provided from operations..............     74,068    50,037    43,787
                                                 ---------  --------  --------
INVESTING ACTIVITIES
Purchases of plant and equipment...............    (93,614)  (48,621)  (36,945)
Disposals of plant and equipment...............      1,429     2,060     1,424
Acquisitions of businesses, net of cash
 received......................................    (60,233)  (13,301)  (13,032)
Investment in joint venture....................        --        --     (2,060)
Proceeds from sale of partial interest in joint
 venture.......................................        --     32,672       --
                                                 ---------  --------  --------
Net cash used for investing activities.........   (152,418)  (27,190)  (50,613)
                                                 ---------  --------  --------
FINANCING ACTIVITIES
Provided by (payments on) short-term debt......     53,576    (1,884)   20,145
Proceeds from issuance of long-term debt.......     60,000       --     80,000
Payments on long-term debt.....................     (7,138)   (9,023)  (55,736)
Dividends paid.................................    (24,383)  (23,306)  (21,045)
Proceeds from issuance of common stock.........      1,863     4,590     1,745
Payments to acquire treasury stock.............        --        --     (3,002)
                                                 ---------  --------  --------
Net cash provided from (used for) financing
 activities....................................     83,918   (29,623)   22,107
                                                 ---------  --------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
 CASH EQUIVALENTS..............................       (107)     (185)     (565)
                                                 ---------  --------  --------
INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS...................................      5,461    (6,961)   14,716
Cash and cash equivalents at beginning of
 year..........................................     13,159    20,120     5,404
                                                 ---------  --------  --------
Cash and cash equivalents at end of year.......  $  18,620  $ 13,159  $ 20,120
                                                 =========  ========  ========
SUPPLEMENTAL DATA
Cash paid during the year for
  Interest payment, net of amounts
   capitalized.................................  $  18,705  $ 17,900  $ 15,441
  Income tax payments, net of refunds..........  $  23,915  $ 20,942  $ 17,692
Non-cash investing activities
  Treasury stock issued for business
   acquisitions................................  $  99,517  $  4,500  $  3,200

          See accompanying notes to consolidated financial statements.

                        CARPENTER TECHNOLOGY CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                              --------------------
                                                                  AT JUNE 30,
                                                                    1997      1996
Dollars in thousands, except share data                       ----------  --------
ASSETS
Current assets
  Cash and cash equivalents.................................. $   18,620  $ 13,159
  Accounts receivable, net of allowance for doubtful accounts
   ($1,385 and $1,249).......................................    159,863   137,103
  Inventories................................................    211,483   160,452
  Deferred income taxes......................................        --      2,113
  Other current assets.......................................     12,247    11,643
                                                              ----------  --------
    Total current assets.....................................    402,213   324,470
Property, plant and equipment, net...........................    513,636   419,472
Prepaid pension cost.........................................     99,748    91,474
Goodwill, net................................................    104,610    18,792
Other assets.................................................    102,794    57,763
                                                              ----------  --------
Total assets................................................. $1,223,001  $911,971
                                                              ==========  ========
LIABILITIES
Current liabilities
  Short-term debt............................................ $   82,540  $ 18,964
  Accounts payable...........................................     78,962    75,811
  Accrued compensation.......................................     26,932    26,088
  Accrued income taxes.......................................     19,263    13,656
  Deferred income taxes......................................      5,601       --
  Other accrued liabilities..................................     41,375    30,446
  Current portion of long-term debt..........................      3,372     7,010
                                                              ----------  --------
    Total current liabilities................................    258,045   171,975
Long-term debt, net of current portion.......................    244,726   188,024
Accrued postretirement benefits..............................    135,903   137,738
Deferred income taxes........................................    110,780    84,460
Other liabilities............................................     24,240    20,697
SHAREHOLDERS' EQUITY
Preferred stock--authorized 2,000,000 shares.................     28,224    28,581
Common stock--authorized 50,000,000 shares...................     98,215    97,729
Capital in excess of par value--common stock.................     54,338    13,498
Reinvested earnings..........................................    303,566   267,956
Common stock in treasury, at cost............................     (3,539)  (64,483)
Deferred compensation........................................    (20,299)  (22,830)
Foreign currency translation adjustments.....................    (11,198)  (11,374)
                                                              ----------  --------
    Total shareholders' equity...............................    449,307   309,077
                                                              ----------  --------
Total liabilities and shareholders' equity................... $1,223,001  $911,971
                                                              ==========  ========



          See accompanying notes to consolidated financial statements.

                        CARPENTER TECHNOLOGY CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                  ---------------------------------------------

                                                                   COMMON STOCK
                                                               --------------------
                                                    PREFERRED            CAPITAL IN
                                                    STOCK PAR  PAR VALUE  EXCESS OF  REINVESTED
FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995  VALUE OF $5      OF $5  PAR VALUE    EARNINGS
In thousands, except share and per share data     -----------  --------- ----------  ----------
BALANCES AT JUNE 30, 1994...........                  $29,029    $48,061    $50,882    $204,667
 Distributions to ESOP..............                     (204)         1          9
 Stock options exercised, net of 133
  shares exchanged..................                                 176      1,569
 Restricted shares issued, net......                                 107      1,238
 Shares purchased...................
 Shares issued to acquire business..                                          1,022
 Net income.........................                                                     47,492
 Cash dividends:
  Preferred, $5,362.50 per share,
   net of income taxes..............                                                     (1,599)
  Common, $2.40 per share...........                                                    (19,446)
 Reduction of ESOP note.............
 Accrued compensation...............
 Translation adjustments............
 Other..............................                                            426
 Effects of 2-for-1 common stock
  split.............................                              48,345    (48,345)
                                                      -------    -------    -------    --------
BALANCES AT JUNE 30, 1995...........                  $28,825    $96,690    $ 6,801    $231,114
 Distributions to ESOP..............                     (244)        36        206
 Stock options exercised, net of
  41,010 shares exchanged...........                               1,003      3,587
 Restricted shares cancelled........
 Shares issued to acquire business..                                          1,843
 Net income.........................                                                     60,148
 Cash dividends:
  Preferred, $5,362.50 per share,
   net of income taxes..............                                                     (1,572)
  Common, $1.32 per share...........                                                    (21,734)
 Reduction of ESOP note.............
 Accrued compensation...............
 Translation adjustments, net.......
 Other..............................                                          1,061
                                                      -------    -------    -------    --------
BALANCES AT JUNE 30, 1996...........                  $28,581    $97,729    $13,498    $267,956
 Distributions to ESOP..............                     (357)        52        285
 Stock options exercised, net of
  45,826 shares exchanged...........                                 434      1,429
 Restricted shares cancelled........
 Shares issued to acquire business..                                         38,494
 Net income.........................                                                     59,993
 Cash dividends:
  Preferred, $5,362.50 per share net
   of income taxes..................                                                     (1,578)
  Common, $1.32 per share...........                                                    (22,805)
 Reduction of ESOP note.............
 Accrued compensation...............
 Translation adjustments............
 Other..............................                                            632
                                                      -------    -------    -------    --------
BALANCES AT JUNE 30, 1997...........                  $28,224    $98,215    $54,338    $303,566

          See accompanying notes to consolidated financial statements.

                        CARPENTER TECHNOLOGY CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

 ------------------------------------------------------------------------------------------------
                                                                     SHARE DATA
                                                     --------------------------------------------
                             FOREIGN                                     COMMON SHARES
                            CURRENCY          TOTAL  PREFERRED  ---------------------------------
 TREASURY      DEFERRED  TRANSLATION  SHAREHOLDERS'     SHARES                                NET
    STOCK  COMPENSATION  ADJUSTMENTS         EQUITY     ISSUED      ISSUED   TREASURY  OUSTANDING
 --------  ------------  -----------  -------------  ---------  ---------- ----------  ----------
 $(66,150)     $(26,386)    $   (959)      $239,144      459.9   9,612,181 (1,522,604)  8,089,577
                                               (194)      (3.2)        179                    179
                                              1,745                 35,272                 35,272
      (28)       (1,317)                        --                  21,350       (500)     20,850
   (3,002)                                   (3,002)                          (53,124)    (53,124)
    2,178                                     3,200                            53,124      53,124
                                             47,492
                                             (1,599)
                                            (19,446)
                  1,071                       1,071
                  1,171                       1,171
                              (6,063)        (6,063)
                                                426
                                                --               9,668,982 (1,523,104)  8,145,878
 --------      --------   --------      --------       -----    ---------- ----------  ----------
 $(67,002)     $(25,461)    $ (7,022)      $263,945      456.7  19,337,964 (3,046,208) 16,291,756
                                                 (2)      (3.6)      7,251                  7,251
                                              4,590                200,536                200,536
     (138)          138                         --                             (4,652)     (4,652)
    2,657                                     4,500                           120,786     120,786
                                             60,148
                                             (1,572)
                                            (21,734)
                  1,209                       1,209
                  1,284                       1,284
                              (4,352)        (4,352)
                                              1,061
 --------      --------   --------      --------       -----    ---------- ----------  ----------
 $(64,483)     $(22,380)    $(11,374)      $309,077      453.1  19,545,751 (2,930,074) 16,615,677
                                                (20)      (5.8)     10,400                 10,400
                                              1,863                 86,769                 86,769
      (79)           79                         --                             (2,590)     (2,590)
   61,023                                    99,517                         2,772,059   2,772,059
                                             59,993
                                             (1,578)
                                            (22,805)
                  1,355                       1,355
                  1,097                       1,097
                                 176            176
                                                632
 --------      --------   --------      --------       -----    ---------- ----------  ----------
 $ (3,539)     $(20,299)    $(11,198)      $449,307      447.3  19,642,920   (160,605) 19,482,315

          See accompanying notes to consolidated financial statements.

                       CARPENTER TECHNOLOGY CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
The Company is primarily engaged in one business segment--the manufacture, fabrication and distribution of specialty metals. Sales of finished products include stainless steels, special alloys, tool steels and titanium in the forms of bar, rod, wire and strip. Additionally, the Company manufactures cer-tain engineered products including structural ceramics, metal injection molded products and ultra-hard wear parts. The engineered products do not qualify as a reportable segment and therefore are not presented as a separate business segment.

The products of the Company are sold primarily in the United States and prin-cipally through its own sales organization, with service centers and sales of-fices located in many of the major cities of the country. Sales outside of the United States, including export sales, were $117.8 million, $96.5 million and $74.7 million in fiscal 1997, 1996 and 1995, respectively.

Basis of Consolidation
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated. The equity method of accounting is used when the Company has a 20%-50% interest in other entities and for investments in corpo-rate joint ventures. Under the equity method, the original investment is re-corded at cost and adjusted by the Company's share of undistributed earnings or losses of the entity.

Cash Equivalents
Cash equivalents consist of highly liquid instruments with maturities at the time of acquisition of three months or less. Cash equivalents are stated at cost, which approximates market.

Inventories
Inventories are valued at the lower of cost or market. Cost for inventories is principally determined by the Last-In, First-Out (LIFO) method. The Company also uses the First-In, First-Out (FIFO) and average cost methods.

Depreciation and Amortization
Depreciation for financial reporting purposes is computed by the straight-line method. This method allocates depreciation equally over the estimated useful lives of the assets. Depreciation for income tax purposes is computed using accelerated methods. The costs of intangible assets other than goodwill, which are included in other assets on the consolidated balance sheet, are comprised principally of agreements not to compete, patents, trademarks and tradenames and are amortized on a straight-line basis over their respective estimated useful lives, ranging from 4 to 30 years.

Goodwill
Goodwill, representing the excess of the purchase price over the estimated fair value of the net assets of companies acquired to date, is being amortized on a straight-line basis over periods not to exceed 30 years, the estimated life of the goodwill. The Company's policy is to record an impairment loss against the goodwill in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination includes evalu-ation of factors such as current market value, future asset utilization, busi-ness climate and future cash flows expected to result from the use of the net assets.

Long-Lived Assets
Effective July 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 requires that long-lived assets, including related goodwill, be reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company evaluates long-lived assets for impairment by individual business unit. There was no cumulative ef-fect resulting from the adoption of SFAS 121 in fiscal 1997.

Environmental Expenditures
Environmental expenditures that pertain to current operations or to future revenues are expensed or capitalized consistent with the Company's capitaliza-tion policy. Expenditures that result from the remediation of an existing con-dition caused by past operations and that do not contribute to current or fu-ture revenues are expensed. Liabilities are recognized for remedial activi-ties, including remediation investigation and feasibility study costs, when the cleanup is probable and the cost

                        CARPENTER TECHNOLOGY CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

can be reasonably estimated. Recoveries of expenditures are recognized as re-ceivables when they are estimable and probable.

In October 1996, Statement of Position 96-1, "Environmental Remediation Liabil-ities," was issued and is effective for fiscal 1998. This statement provides guidance for recognizing, measuring and disclosing environmental remediation liabilities. The Company does not expect this statement to have a material ef-fect on its financial position or results of operations.

Foreign Currency Translation and Remeasurement
Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the fiscal year-end ex-change rate. The related translation adjustments are recorded as cumulative translation adjustments, a separate component of shareholders' equity. Revenues and expenses are translated using average exchange rates prevailing during the year. Foreign currency exchange gains and losses are included in net income. Realized and unrealized foreign currency exchange gains and losses for the years presented were not material.

Non-monetary assets and liabilities of foreign operations, where the functional currency is the U.S. dollar or whose economic environment is highly inflation-ary as defined by SFAS 52, are translated at historical exchange rates. All other assets and liabilities are translated at year-end rates. Inventories charged to cost of sales and depreciation are translated at historical exchange rates. All other income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses that result from transla-tion are included in earnings. Effective January 1, 1997, the Company's opera-tions in Mexico were considered to operate in a highly inflationary economy as defined by SFAS 52.

Futures Contracts and Commodity Price Swaps
In connection with the anticipated purchase of raw materials for certain fixed-price sales arrangements, the Company enters into futures contracts and commod-ity price swaps to reduce the risk of cost increases. The contracts do not have leveraged features and generally are not entered into for speculative purposes. The significant characteristics and terms of the anticipated purchase of raw materials are identifiable, and the contracts are designated and effective as hedges, because of the high correlation between the contracts and the items be-ing hedged. As such, they are accounted for as hedges and unrealized gains and losses are deferred and included in cost of sales in the periods when the re-lated transactions are completed.

Foreign Currency Forward Contracts
In connection with certain future payments between the Company and its various European subsidiaries, foreign currency forward contracts are used to reduce the risk of foreign currency exposures. The Company's primary foreign currency exposures are in France. The foreign currency forward contracts do not qualify as hedges for financial reporting purposes, as the anticipated cash flows are not definitive. Therefore, the contracts are marked to market and any related gain or loss is included in income on a current basis. Gains and losses for the years presented were not material to the Company's results of operations or cash flows.

Earnings per Common Share
Primary earnings per common share are computed by dividing net income (less preferred dividends, net of tax benefits) by the weighted average number of common shares and common share equivalents outstanding during the period. On a fully-diluted basis, both net earnings and shares outstanding are adjusted to assume the conversion of the convertible preferred stock.

The Financial Accounting Standards Board (FASB) issued SFAS 128, "Earnings Per Share," which becomes effective for periods ending after December 15, 1997. The Company will adopt this statement effective with the quarter ending December 31, 1997. SFAS 128 specifies the computation, presentation and disclosure re-quirements for earnings per share. The adoption of SFAS 128 will not have a ma-terial effect on the Company's future presentation and disclosure requirements of earnings per share as compared to the current presentation and disclosure requirements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and

                        CARPENTER TECHNOLOGY CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Company-Owned Life Insurance Program
The Company has a company-owned life insurance program covering essentially all of the U.S.-based employees. The purpose of the program is to provide cash to fund employee benefit obligations and for other corporate purposes. At June 30, 1997 and 1996, the cash surrender values, $81.2 million and $81.4 million, and the insurance policy loans, $80.6 million and $80.7 million, respectively, were netted and included in other assets on the consolidated balance sheet.

Reclassifications
Certain reclassifications of prior years' amounts have been made to conform with the current year's presentation.

Other Accounting Pronouncements
The FASB issued SFAS 130, "Reporting Comprehensive Income," and SFAS 131, "Dis-closures about Segments of an Enterprise and Related Information," which will be effective for the Company's fiscal year 1999. The impact of these new stan-dards on the Company's future financial statements and disclosures has not been determined.

2. TWO-FOR-ONE COMMON STOCK SPLIT

On August 10, 1995, the Board of Directors of the Company declared a two-for-one common stock split which was distributed to shareholders of record on Sep-tember 1, 1995. The par value of common shares remained at $5 per share.

The effect of the stock split has been retroactively reflected as of June 30, 1995, in the statement of changes in shareholders' equity, but activity for fiscal 1995 was not restated in those statements. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and related footnotes reflect the effect of the split for all peri-ods presented.

3. ACQUISITIONS OF BUSINESSES

During the past three fiscal years, the Company acquired the entities described below, which were accounted for by the purchase method of accounting:

Fiscal 1997
On June 19, 1997, the Company acquired the net assets of Rathbone Precision Metals, Inc., for $9.6 million in cash, including acquisition costs. Rathbone is a manufacturer of custom, cold-drawn metal shapes. The purchase price in-cluded goodwill of $6.8 million, which is being amortized on a straight-line basis over 20 years.

On February 28, 1997, the Company purchased all of the common stock of Dynamet Incorporated in exchange for approximately 2.8 million shares of its treasury common stock with a fair market value of $99.5 million and $51.5 million of cash, including acquisition costs. In addition, the Company entered into con-sulting and non-competition agreements for $10.3 million, a portion of which is payable over four years. Dynamet is a manufacturer of titanium bar, wire and powder products. Based upon a preliminary allocation, the excess of purchase price over the estimated fair values of the net assets acquired was $80.7 mil-lion and has been recorded as goodwill, which is being amortized on a straight-line basis over 30 years.

Fiscal 1996
On November 9, 1995, the Company acquired the net assets of Green Bay Supply Co., Inc., for $10.8 million in cash, including acquisition costs. Green Bay is a master distributor which purchases specialty metal products globally and re-sells them to independent distributors in the United States. The purchase price approximated the fair value of the assets acquired.

                        CARPENTER TECHNOLOGY CORPORATION

3. ACQUISITIONS OF BUSINESSES--(CONTINUED)

On October 26, 1995, the Company acquired all of the outstanding shares of Parmatech Corporation in exchange for 120,786 shares of treasury common stock with a fair value of $4.5 million and paid acquisition costs. Parmatech manu-factures complex, net or near-net shape parts from a powder metal slurry using an injection molding process. The excess of purchase price over the fair values of the net assets acquired was $4.1 million and has been recorded as goodwill, which is being amortized on a straight-line basis over 20 years.


Fiscal 1995
On July 22, 1994, the Company acquired all of the outstanding shares of Certech, Inc., and an affiliated company, for $16.7 million, including acquisi-tion costs, comprised of $13.5 million in cash and 106,248 shares of treasury common stock. Certech manufactures a broad line of complex injection molded ce-ramics parts. The excess of purchase price over the fair values of the net as-sets acquired was $8.2 million and has been recorded as goodwill, which is be-ing amortized on a straight-line basis over 20 years.

Fiscal 1996 and 1995 also include other acquisitions which are immaterial.

The purchase prices have been allocated to the assets purchased and the liabil-ities assumed based upon the fair values on the dates of acquisition, as fol-lows:

                                                    --------------------------
                                                          AT JUNE 30,
                                                        1997     1996     1995
                                                    --------  -------  -------
   Dollars in thousands
   Working capital, other than cash................ $ 26,504  $ 9,457  $ 1,894
   Property, plant and equipment...................   38,800    4,612   10,200
   Other assets....................................   27,264    2,158    1,740
   Goodwill........................................   87,499    4,094    8,154
   Noncurrent liabilities..........................  (20,317)  (2,520)  (5,756)
                                                    --------  -------  -------
   Purchase price, net of cash received............ $159,750  $17,801  $16,232
                                                    ========  =======  =======

Deferred tax liabilities included in the allocation totaled $27.0 million in fiscal 1997 and $1.3 million in fiscal 1996 and 1995.

The operating results of these acquired businesses have been included in the consolidated statement of income from the dates of acquisition. On the basis of an unaudited pro forma consolidation of the results of operations as if the ac-quisitions in fiscal 1997 and 1996 had taken place at the beginning of fiscal 1996, consolidated net sales would have been $1,022.8 million for fiscal 1997 and $970.3 million for fiscal 1996. Unaudited consolidated pro forma net income and primary earnings per share would have been $66.7 million and $3.29 for the year ended June 30, 1997, and $66.4 million and $3.32 for the year ended June 30, 1996, respectively. Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of fiscal 1996.

As a result of the acquisition of Dynamet Incorporated, Mr. Peter C. Rossin be-came a director of the Company. He and his wife own of record or beneficially a total of 2,434,494 shares of the Company's common stock or approximately 12% of the shares outstanding as of June 30, 1997. These shares are subject to a Standstill Agreement which provides for certain limitations on either the in-crease or disposal of their interest in the Company's common stock, solicita-tion of proxies, involvement in tender offers, business combinations or re-structuring of voting securities affecting the Company and on their ability to seek control of or influence the Company's Board of Directors or management. In addition, the Standstill Agreement provides that the Board will recommend the election, as a director of the Company, of Mr. Rossin or another person that he and the other former Dynamet shareholders designate, if, after consultation, the Board determines such person is reasonably acceptable. The Standstill Agreement expires in 2007, unless terminated earlier as a result of a change in control of the Company or a reduction of the voting power of the former Dynamet shareholders below 5% of the Company's outstanding shares.

                        CARPENTER TECHNOLOGY CORPORATION

4. INVESTMENT IN JOINT VENTURE

The Company's investment in Walsin-CarTech Specialty Steel Corporation, a cor-porate joint venture in Taiwan with Walsin Lihwa Corporation, was $8.6 million at June 30, 1997, and $9.8 million at June 30, 1996, and is included in other assets on the consolidated balance sheet. This investment is being accounted for using the equity method of accounting.

From inception on September 2, 1993, through March 19, 1996, the Company owned a 19% interest in the joint venture, which became operational in January, 1995. On March 19, 1996, the Company sold a portion of its interest in the joint ven-ture to Walsin Lihwa Corporation, reducing its ownership interest to 5%. The Company received $32.7 million in cash from the sale which resulted in a $2.7 million pre-tax gain, which is included in other income on the consolidated statement of income for fiscal 1996. Additionally, Walsin Lihwa may acquire the Company's remaining 5% interest for the original purchase cost, plus interest, at any time prior to March 19, 1998, and holds the right of first refusal should the Company seek to sell its remaining interest in the joint venture.

5. INVENTORIES

                                                              -----------------
                                                                 AT JUNE 30,
                                                                  1997     1996
                                                              -------- --------
   Dollars in thousands
   Finished and purchased products........................... $121,532 $129,184
   Work in process...........................................  177,650  134,751
   Raw materials and supplies................................   51,152   58,388
                                                              -------- --------
   Total at current cost.....................................  350,334  322,323
                                                              -------- --------
   Less excess of current cost over LIFO values..............  138,851  161,871
                                                              -------- --------
                                                              $211,483 $160,452
                                                              ======== ========

Current cost of LIFO-valued inventories was $317.6 million at June 30, 1997, and $295.4 million at June 30, 1996.

The acquisition of Dynamet Incorporated in fiscal 1997 resulted in a new basis of accounting for Dynamet's LIFO inventories which are greater than those re-portable for federal income tax purposes by $17.2 million at June 30, 1997.

6. PROPERTY, PLANT AND EQUIPMENT

                                                              -----------------
                                                                 AT JUNE 30,
                                                                  1997     1996
                                                              -------- --------
   Dollars in thousands
   Land...................................................... $  8,871 $  7,374
   Buildings and building equipment..........................  183,506  154,871
   Machinery and equipment...................................  707,051  620,153
   Construction in progress..................................   37,028   27,299
                                                              -------- --------
   Total at cost.............................................  936,456  809,697
                                                              -------- --------
   Less accumulated depreciation and amortization............  422,820  390,225
                                                              -------- --------
                                                              $513,636 $419,472
                                                              ======== ========

                        CARPENTER TECHNOLOGY CORPORATION

6. PROPERTY, PLANT AND EQUIPMENT--(CONTINUED)

The estimated useful lives are principally 45 years for buildings and 20 years for machinery and equipment. The ranges are as follows:

                                                              ------------------
                                                                       ESTIMATED
                                                                    USEFUL LIVES
                                                              ------------------
   Buildings and building equipment
     Land improvements.......................................       20 years
     Buildings and equipment................................. 20 to 45 years
   Machinery and equipment
     Machinery and equipment.................................  5 to 20 years
     Autos and trucks........................................   3 to 6 years
     Office furniture and equipment..........................  3 to 10 years

For the years ended June 30, 1997, 1996 and 1995, depreciation expense was $36.8 million, $33.7 million and $31.2 million, respectively.

7. OTHER ACCRUED LIABILITIES

                                                                 ---------------
                                                                   AT JUNE 30,
                                                                    1997    1996
                                                                 ------- -------
   Dollars in thousands
   Medical expenses............................................. $11,031 $10,690
   Environmental costs..........................................   7,403   1,298
   Interest.....................................................   6,065   5,557
   Other........................................................  16,876  12,901
                                                                 ------- -------
                                                                 $41,375 $30,446
                                                                 ======= =======

8. DEBT ARRANGEMENTS

In February, 1997, the Company renegotiated its existing financing arrangements with a number of banks to increase its credit facilities from $150 million to $200 million, lower the costs of the facilities and extend the term to Febru-ary, 2002. The arrangements provide for the availability of $150 million of re-volving credit and lines of credit of $50 million and serve as back-up to the Company's commercial paper borrowings. The Company limits the aggregate commer-cial paper and credit facility borrowings at any one time to a maximum of $200 million. Interest is based on short-term market rates or competitive bids. This financing arrangement replaced the previous revolving credit and lines of credit arrangement. As of June 30, 1997, there were no borrowings outstanding under the revolving credit agreement, $13.5 million outstanding under the lines of credit and $129.0 million of commercial paper outstanding. At June 30, 1997, $60.0 million of short-term debt was classified as long-term debt because the Company has the ability and intent to refinance it on a long-term basis through existing credit facilities. There was $19.0 million of short-term debt out-standing under the previous financing arrangement as of June 30, 1996.

During fiscal 1995, the Company issued $80.0 million of medium-term debt secu-rities with a 7.38% average interest rate under a Form S-3 registration state-ment (the "Shelf Registration") on file with the Securities and Exchange Com-mission. The proceeds were used to retire borrowings under credit arrangements. At June 30, 1997, the Company has an additional $20.0 million of medium-term debt securities available for issuance under the Shelf Registration.

For the years ended June 30, 1997, 1996 and 1995, interest cost totaled $22.3 million, $19.3 million and $17.8 million, of which $2.4 million, $0.4 million and $3.3 million, respectively, were capitalized.

                        CARPENTER TECHNOLOGY CORPORATION

8. DEBT ARRANGEMENTS--(CONTINUED)

The weighted average interest rates for short-term borrowings during fiscal 1997 and 1996 were 5.9% and 6.0%, respectively.

Long-term debt outstanding at June 30, 1997 and 1996, consists of the follow-ing:

                                                               -----------------
                                                                  AT JUNE 30,
                                                                   1997     1996
                                                               -------- --------
    Dollars in thousands
    9% sinking fund debentures due 2022; sinking fund
     requirements are $5.0 million annually from 2003 to
     2021....................................................  $ 99,577 $ 99,559
    Medium-term notes at 6.78% to 7.80% due from October 1998
     to 2005.................................................    80,000   80,000
    Short-term debt classified as long-term debt at 5.9% to
     6.0%....................................................    60,000      --
    10.45% Senior notes, series B, due in annual installments
     of $3.0 million through 1999............................     6,000    9,000
    9.4% Notes...............................................       --     3,571
    Capitalized lease obligations at 7.6% to 10.1% due in in-
     stallments through 2006.................................     2,088    2,233
    Other....................................................       433      671
                                                               -------- --------
    Total....................................................   248,098  195,034
                                                               -------- --------
    Less amounts due within one year.........................     3,372    7,010
                                                               -------- --------
                                                               $244,726 $188,024
                                                               ======== ========

Aggregate maturities of long-term debt for the four years subsequent to June 30, 1998, are $13.2 million in fiscal 1999, $15.1 million in fiscal 2000, $10.1 million in fiscal 2001, and $85.2 million in fiscal 2002.

The Company's financing arrangements contain restrictions which, among other things, limit the aggregate amount of the Company's dividends. Reinvested earn-ings available for dividends at June 30, 1997, were approximately $208.2 mil-lion.

9. FINANCIAL INSTRUMENTS

The Company's financial instrument portfolio is comprised of cash and cash equivalents, company-owned life insurance, short-term and long-term debt in-struments, raw material futures contracts and commodity price swaps and foreign currency forward contracts.

The carrying amounts and estimated fair values of the Company's financial in-struments were as follows:

                                            -----------------------------------
                                                        AT JUNE 30,
                                                  1997              1996
                                            ----------------- -----------------
                                            CARRYING     FAIR CARRYING     FAIR
                                               VALUE    VALUE    VALUE    VALUE
    Dollars in thousands                    -------- -------- -------- --------
    Cash and cash equivalents.............. $ 18,620 $ 18,620 $ 13,159 $ 13,159
    Company-owned life insurance...........   88,327   88,327   85,611   85,611
    Short-term debt........................   82,540   82,540   18,964   18,964
    Long-term debt.........................  248,098  259,841  195,034  205,475
    Futures contracts (buy)................      --       --       --       --
    Foreign currency forward contracts
     (sell)................................      910      910        7        7

                        CARPENTER TECHNOLOGY CORPORATION

9. FINANCIAL INSTRUMENTS--(CONTINUED)

The contract values and estimated fair value of contracts were as follows:

                                          -------------------------------------
                                                       AT JUNE 30,
                                                 1997               1996
                                          ------------------ ------------------
                                          CONTRACT  VALUE OF CONTRACT  VALUE OF
                                             VALUE CONTRACTS    VALUE CONTRACTS
    Dollars in thousands                  -------- --------- -------- ---------
    Futures contracts (buy).............. $ 21,671 $ 19,909  $ 21,610 $ 20,300
    Foreign currency forward contracts
     (sell).............................. $  8,180 $  7,270  $  4,944 $  4,937

The carrying amounts for cash, cash equivalents and short-term debt approximate their fair values due to the short maturities of these instruments. The carry-ing amount for company-owned life insurance is based on cash surrender values determined by the insurance carriers.

The fair value of long-term debt as of June 30, 1997 and 1996, was determined by using current interest rates and market values of similar issues.

The fair value of raw material futures contracts and commodity price swaps was based on quoted market prices for these instruments. These financial instru-ments have various maturity dates ranging from 1997 to 1999.

The fair value of foreign currency forward contracts represents the amount to be exchanged if the existing contracts were settled at year end, based on mar-ket quotes. The foreign currency forward contracts have various maturity dates ranging from 1997 to 1998.

The Company is exposed to credit risk related to its financial instruments in the event of non-performance by the counterparties. The Company does not gener-ally require collateral or other security to support these financial instru-ments. However, the counterparties to these transactions are major institutions deemed credit worthy by the Company. The Company does not anticipate non-per-formance by the counterparties.

10. COMMON STOCK PURCHASE RIGHTS

The Company has issued one common stock purchase right ("Right") for every out-standing share of common stock. Except as otherwise provided in the Rights Agreement, the Rights will become exercisable and separate Rights certificates will be distributed to the shareholders: (1) 10 days following the acquisition of 20% or more of the Company's common stock, (2) 10 business days (or such later date as the Board may determine) following the commencement of a tender or exchange offer for 20% or more of the Company's common stock, or (3) 10 days after the Company's Board of Directors determines that a holder of 15% or more of the Company's shares has an interest adverse to those of the Company or its shareholders (an "adverse person"). Upon distribution, each Right would then entitle a holder to buy from the Company one newly issued share of its common stock for an exercise price of $145. After distribution, upon: (1) any person acquiring 20% of the outstanding stock (other than pursuant to a fair offer as determined by the Board), (2) a 20% holder engaging in certain self-dealing transactions, (3) the determination of an adverse person, or (4) certain merg-ers or similar transactions between the Company and holder of 20% or more of the Company's common stock, each Right (other than those held by the acquiring party) entitles the holder to purchase shares of common stock of either the ac-quiring company or the Company (depending on the circumstances) having a market value equal to twice the exercise price of the Right. The Rights may be re-deemed by the Company for $0.025 per Right at any time before they become exer-cisable. The Rights Agreement expires on June 26, 2006.

11. STOCK-BASED COMPENSATION

Effective July 1, 1996, the Company adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." Accordingly, no compensa-tion cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in accordance with the provisions of SFAS 123, net income would have been reduced by $0.9 million or $0.05 per share in fiscal 1997. There would have been no effect on net income or earnings per share in fiscal 1996. These pro forma adjustments were

                        CARPENTER TECHNOLOGY CORPORATION

11. STOCK-BASED COMPENSATION--(CONTINUED)

calculated using the Black-Scholes option pricing model to value all stock op-tions granted since July 1, 1995, using the following assumptions:

                                                              ----------------
                                                                 1997     1996
                                                              -------  -------
   Risk free interest rate...................................     6.4%     5.8%
   Expected volatility.......................................    20.6%    20.6%
   Expected life of options.................................. 5 years  5 years
   Expected dividends........................................     4.2%     4.2%

The Company has three stock-based compensation plans for officers and key em-ployees: a 1993 plan, a 1982 plan and a 1977 plan.

1993 Plan
The 1993 plan provides that the Board of Directors may grant incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock and performance share awards, and determine the terms and conditions of each grant. As of June 30, 1997 and 1996, 1,358,455 and 1,545,965 shares, re-
spectively, were reserved for options and share awards which may be granted un-der this plan.

Stock option grants under this plan must be at no less than market value on the date of grant, are exercisable after one year of employment following the date of grant, and will expire no more than ten years after the date of grant.

Restricted stock awards vest equally at the end of each year of employment for the five-year period from the date of grant. When the restricted shares are is-sued, deferred compensation is recorded in the shareholders' equity section of the consolidated balance sheet. The deferred compensation is charged to expense over the vesting period. During fiscal 1997, 1996 and 1995, $0.6 million, $0.6 million and $0.3 million, respectively, were charged to expense for vested re-stricted shares.

Performance share awards are earned only if the Company achieves certain per-formance levels over a three-year period. The awards are payable in shares of common stock and expensed over the three-year performance period. In June 1997 and 1996, 25,700 and 18,400 performance share awards, respectively, were granted contingent on performance over the three fiscal years after grant. Dur-ing fiscal 1997, $0.3 million was charged to expense for earned performance shares. There was no charge to expense for these awards in fiscal 1996.

1982 and 1977 Plans
The 1982 plan expired in June 1992; however, all outstanding unexpired options granted prior to that date remain in effect. Under the 1982 and 1977 plans, op-tions are granted at the market value on the date of grant, and are exercisable after one year of employment following the date of grant. Under the 1982 plan, options granted since August 9, 1990, expire ten years after grant, while op-tions granted prior to that date have expired. Options granted under the 1977 plan expire ten years after grant. At June 30, 1997 and 1996, 48,520 and 164,620 shares, respectively, were reserved for options which may be granted under the 1977 plan.

The Company also has a stock option plan which provides for the granting of stock options to non-employee Directors. Options are granted at the market value on the date of the grant and are exercisable after one year of Board service following the date of grant. Options expire ten years after the date of grant. At June 30, 1997 and 1996, 129,000 and 157,000 shares, respectively, were reserved for options which may be granted under this plan.

                        CARPENTER TECHNOLOGY CORPORATION

11. STOCK-BASED COMPENSATION--(CONTINUED)

A summary of the option activity under all plans for the past three years fol-lows:

                                                       ------------------------
                                                       NUMBER OF   OPTION PRICE
                                                          SHARES      PER SHARE
                                                       ---------  -------------
   Balance June 30, 1994..............................   724,352  $19.00-$30.19
     Granted..........................................   144,000  $28.32-$32.56
     Exercised........................................   (70,810) $22.38-$30.19
     Cancelled........................................    (3,390) $24.12-$30.19
                                                        --------  -------------
   Balance June 30, 1995..............................   794,152  $19.00-$32.56
     Granted..........................................   270,500  $33.00-$39.12
     Exercised........................................  (241,546) $19.00-$30.19
     Cancelled........................................    (9,600) $28.32-$32.56
                                                        --------  -------------
   Balance June 30, 1996..............................   813,506  $19.00-$39.12
     Granted..........................................   315,600  $31.63-$45.56
     Exercised........................................  (132,595) $22.38-$33.00
     Cancelled........................................    (7,100) $33.00-$39.12
                                                        --------  -------------
   Balance June 30, 1997..............................   989,411  $19.00-$45.56
                                                        ========  =============

At June 30, 1997, 673,811 of the 989,411 options outstanding were exercisable. Of the options outstanding at June 30, 1997, 513,618 relate to the 1993 plan, 108,931 relate to the 1982 plan, 266,860 relate to the 1977 plan and 100,002 relate to the plan for non-employee Directors.

12. PENSION PLANS

The Company has several noncontributory defined benefit pension plans, which cover a majority of its employees. The benefits are based primarily upon em-ployees' years of service and average earnings prior to retirement. The Company's funding policy for the domestic plans is to contribute, at a minimum, amounts sufficient to meet ERISA requirements. Plan assets are held in trust, and consist primarily of publicly traded common stocks and fixed income instru-ments.

Net pension credits included the following components:

                                                -----------------------------
                                                     1997      1996      1995
   Dollars in thousands                         ---------  --------  --------
   Service cost of benefits earned............. $  13,442  $ 11,439  $  9,852
   Interest cost on projected benefit obliga-
    tion.......................................    32,696    28,852    27,255
   Return on plan assets
    Actual.....................................  (150,206)  (96,868)  (83,917)
    Deferred gain..............................    97,291    50,363    42,733
   Net amortization and deferral...............    (2,309)   (2,240)   (2,727)
                                                ---------  --------  --------
   Net pension credits......................... $  (9,086) $ (8,454) $ (6,804)
                                                =========  ========  ========
   Principal actuarial assumptions
    Discount rate..............................       7.5%      7.5%      8.0%
    Long-term rate of compensation increase....       4.5%      4.5%      4.5%
    Long-term rate of return on plan assets....       9.0%      9.0%      9.0%

The 0.5% discount rate change decreased the pension credit by $0.8 million in fiscal 1996.

                        CARPENTER TECHNOLOGY CORPORATION

12. PENSION PLANS--(CONTINUED)

The funded status of these plans at June 30, 1997 and 1996 is summarized as follows:

                                        ---------------------------------------
                                          OVERFUNDED PLANS   UNDERFUNDED PLANS
                                        -------------------  ------------------
                                             1997      1996      1997      1996
Dollars in thousands                    ---------  --------  --------  --------
Plan assets at fair value.............  $ 718,638  $598,648  $  2,380  $  1,888
Actuarial present value of benefit ob-
 ligations
  Vested..............................    391,068   310,648    11,181     9,006
  Non-vested..........................        203    60,433       382       397
                                        ---------  --------  --------  --------
Accumulated benefit obligation........    391,271   371,081    11,563     9,403
Effect of future compensation increas-
 es...................................     76,676    64,531     2,934     3,248
                                        ---------  --------  --------  --------
Projected benefit obligation..........    467,947   435,612    14,497    12,651
                                        ---------  --------  --------  --------
Plan assets in excess of (less than)
 projected benefit obligation.........    250,691   163,036   (12,117)  (10,763)
Unrecognized net (gain) loss-
 experience different from
 assumptions..........................   (171,082)  (90,990)    3,436     3,527
Unrecognized transition (asset) obli-
 gation...............................    (11,595)  (14,491)      370       417
Unrecognized prior service cost.......     31,734    33,919       272       294
                                        ---------  --------  --------  --------
Prepaid (accrued) pension cost........  $  99,748  $ 91,474  $ (8,039) $ (6,525)
                                        =========  ========  ========  ========
Principal actuarial assumptions
  Discount rate.......................        7.5%      7.5%      8.0%      8.1%
Long-term rate of compensation in-
 crease...............................        4.5%      4.5%      7.0%      6.8%

During fiscal 1997 the Company established a separate account within a pension plan to fund certain postretirement medical benefits. As a result, all active employees became fully vested in their accrued pension benefits.

The actuarial present value of the projected benefit obligation is computed as-suming the continuing existence of the plans. The obligation to fund these plans would be substantially higher than the accumulated benefit obligation if the plans were terminated.

The underfunded plans include the pension plan of the Company's Mexican opera-tions, Rathbone Precision Metals, Inc., and several supplemental retirement plans for certain key employees and outside directors. The Company has a compa-ny-owned life insurance program covering certain key employees and outside di-rectors, the purpose of which is to provide for the Company's obligation under the supplemental retirement plans. As of June 30, 1997 and 1996, the cash sur-render values of $7.2 million and $4.2 million, respectively, were included in other assets on the consolidated balance sheet.

The Company also maintains defined contribution pension and savings plans for substantially all domestic employees. Company contributions were $5.3 million in fiscal 1997, $4.8 million in fiscal 1996 and $4.5 million in fiscal 1995. There were 1,357,110 common shares reserved for issuance under the savings plans at June 30, 1997.

                        CARPENTER TECHNOLOGY CORPORATION

13. POSTRETIREMENT MEDICAL AND LIFE INSURANCE BENEFITS

In addition to pension plan benefits, the Company provides health care and life insurance benefits for a majority of its retired employees and covered depen-dents. Eligible employees receive these benefits upon normal retirement.

Expense of postretirement medical and life insurance benefits consisted of the following components:

                                                    -------------------------
                                                       1997     1996     1995
   Dollars in thousands                              ------   ------  -------
   Service cost of benefits earned................. $ 2,382  $ 2,317  $ 2,287
   Interest cost on accumulated postretirement
    benefit obligation.............................  10,590    9,767   10,317
   Return on plan assets
     Actual........................................  (9,217)  (4,548)  (6,023)
     Deferred gain.................................   6,159    2,274    4,675
   Net amortization and deferral...................  (1,200)  (1,575)  (1,031)
                                                    -------  -------  -------
   Postretirement medical and life insurance
    benefits expense............................... $ 8,714  $ 8,235  $10,225
                                                    =======  =======  =======
   Principal actuarial assumptions
     Discount rate.................................     7.5%     7.5%     8.0%
     Return on plan assets.........................     9.0%     9.0%     9.0%
   Trend rate--beginning*..........................     9.0%    10.0%    11.0%
   Trend rate--ultimate............................     6.0%     6.0%     6.0%

* Declines 1% per year to the ultimate rate

The 0.5% discount rate change increased expense by $0.7 million in fiscal 1996.

The funded status of the postretirement medical and life insurance benefit plans at June 30, 1997 and 1996, is summarized as follows:

                                                            ------------------
                                                                1997      1996
                                                            --------  --------
   Dollars in thousands
   Accumulated postretirement benefit obligation ("APBO")
     Retirees.............................................. $ 86,904  $ 90,669
     Fully eligible active plan participants...............   24,534    24,751
     Other active plan participants........................   29,339    28,968
                                                            --------  --------
     Total APBO............................................  140,777   144,388
   Plan assets at fair value...............................   45,588    33,624
                                                            --------  --------
   APBO in excess of plan assets...........................   95,189   110,764
   Unrecognized net gain...................................   48,796    35,074
   Unrecognized prior service cost.........................   (1,948)   (2,111)
                                                            --------  --------
   Accrued postretirement benefits......................... $142,037  $143,727
                                                            ========  ========
   Principal actuarial assumptions
     Discount rate.........................................      7.5%      7.5%
     Trend rate--beginning*................................      8.0%      9.0%
     Trend rate--ultimate..................................      6.0%      6.0%

  * Declines 1% per year to the ultimate rate

The Company has been voluntarily contributing amounts into a Voluntary Employee Trust Fund ("VEBA") since fiscal 1992. Plan assets are invested in trust-owned life insurance.

The health-care cost trend rate assumption has a significant effect on the amounts reported. If the assumed health-care cost trend rate was increased by 1%, the APBO at June 30, 1997 would increase by $17.1 million and the postretirement benefit expense for fiscal 1997 would have increased by $1.6 million.

                        CARPENTER TECHNOLOGY CORPORATION

14. EMPLOYEE STOCK OWNERSHIP PLAN

The Company has a leveraged employee stock ownership plan ("ESOP") to assist a majority of its employees with their future retiree medical obligations. The Company issued 461.5 shares of convertible preferred stock at $65,000 per share to the ESOP in exchange for a $30.0 million 15-year 9.345% note which is in-cluded in the shareholders' equity section of the consolidated balance sheet as deferred compensation. The preferred stock is recorded net of related issuance costs.

Principal and interest obligations on the note are satisfied by the ESOP as the Company makes contributions to the ESOP and dividends are paid on the preferred stock. As payments are made on the note, shares of preferred stock are allo-cated to participating employees' accounts within the ESOP. The Company con-tributed $1.3 million in fiscal 1997 and 1996, and $1.1 million in fiscal 1995 to the ESOP. Compensation expense related to the plan was $1.9 million in fis-cal 1997 and $2.0 million in fiscal 1996 and 1995.

As of June 30, 1997, the ESOP held 447.3 shares of the convertible preferred stock, consisting of 140.3 allocated shares and 307.0 unallocated shares. Each preferred share is convertible into 2,000 shares of common stock. There are 894,558 common shares reserved for issuance under the ESOP at June 30, 1997. The shares of preferred stock pay a cumulative annual dividend of $5,362.50 per share, are entitled to vote together with the common stock as a single class and have 2,600 votes per share. The stock is redeemable at the Company's option at $67,600 per share, declining to $65,000 per share by 2001.

15. SUPPLEMENTAL DATA

                                                        -----------------------
                                                           1997    1996    1995
                                                        ------- ------- -------
   Dollars in thousands
   Research and development............................ $12,986 $13,825 $12,302
   Repairs and maintenance.............................  58,295  53,369  49,305

16. INCOME TAXES

Provisions for income taxes consisted of the following:

                                                     -------------------------
                                                        1997     1996     1995
                                                     -------  -------  -------
   Dollars in thousands
   Current
     Federal........................................ $25,886  $28,057  $20,117
     State..........................................   2,407    2,018    2,488
     Foreign........................................   2,441      420    1,160
   Deferred
     Federal........................................   4,888    3,589    4,332
     State..........................................   1,844     (211)  (1,437)
     Foreign........................................     412    1,149      419
                                                     -------  -------  -------
                                                     $37,878  $35,022  $27,079
                                                     =======  =======  =======


The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

                                                     -------------------------
                                                        1997     1996     1995
                                                     -------  -------  -------
   Percentage of pretax income
   Federal tax rate.................................    35.0%    35.0%    35.0%
   Increase (decrease) in taxes resulting from
     State income taxes, net of federal tax bene-
      fit...........................................     2.8      2.0      4.1
     Goodwill amortization..........................     0.7      0.4      0.4
     Federal and state tax rate changes.............     0.3     (0.5)    (2.0)
     Other, net.....................................    (0.1)    (0.1)    (1.2)
                                                     -------  -------  -------
   Effective tax rate...............................    38.7%    36.8%    36.3%
                                                     =======  =======  =======

                        CARPENTER TECHNOLOGY CORPORATION

16. INCOME TAXES--(CONTINUED)

Deferred taxes are recorded based upon temporary differences between financial statement and tax bases of assets and liabilities. The following deferred tax liabilities and assets were recorded as of June 30, 1997 and 1996:

                                                            ------------------
                                                               AT JUNE 30,
                                                                1997      1996
                                                            --------  --------
   Dollars in thousands
   Deferred tax liabilities
     Depreciation and amortization......................... $124,396  $109,846
     Prepaid pensions......................................   34,144    30,659
     Intangible assets.....................................   11,515     1,060
     Inventories...........................................   10,206     4,660
     Other.................................................   11,269     9,954
                                                            --------  --------
       Total deferred tax liabilities......................  191,530   156,179
                                                            --------  --------
   Deferred tax assets
     Postretirement provisions.............................   53,809    54,557
     Other reserve provisions..............................   22,278    20,576
     Valuation allowance...................................     (938)   (1,301)
                                                            --------  --------
       Total deferred tax assets...........................   75,149    73,832
                                                            --------  --------
   Net deferred tax liability.............................. $116,381  $ 82,347
                                                            ========  ========

The change in the valuation allowances relate to pre-acquisition net operating loss carryforwards of an acquired company.

17. COMMITMENTS AND CONTINGENCIES

Environmental
The Company is subject to various stringent federal, state and local environ-mental laws and regulations. The liability for future environmental remediation costs is evaluated by management on a quarterly basis. The Company accrues amounts for environmental remediation costs which represent management's best estimate of the probable and reasonably estimable costs relating to environmen-tal remediation. For the years ended June 30, 1997 and 1995, $5.9 million and $1.0 million, respectively, were charged to operations for environmental remediation costs (no expense was recognized in fiscal 1996). The liability re-corded for environmental cleanup costs, including remediation investigation and feasibility study costs, remaining at June 30, 1997 and 1996, was $11.2 million and $5.6 million, respectively.

During fiscal years 1997 and 1996, the Company entered into partial settlements of litigation relating to insurance coverages for certain superfund sites and recognized income of $3.0 million and $4.1 million, respectively. The dis-counted amounts receivable for recoveries from these settlements and from po-tentially responsible parties ("PRPs") at June 30, 1997 and 1996, were $7.2 million and $4.2 million, respectively.

Estimates of the amount and timing of future costs of environmental remediation requirements are necessarily imprecise because of the continuing evolution of environmental laws and regulatory requirements, the availability and applica-tion of technology and the identification of presently unknown remediation sites and the allocation of costs among the PRPs. Based upon information pres-ently available, such future costs are not expected to have a material effect on the Company's competitive or financial position. However, such costs could be material to results of operations in a particular future quarter or year.

Other
The Company is also defending various claims and legal actions, and is subject to commitments and contingencies which are common to its operations. The Com-pany provides for costs relating to these matters when a loss is probable and the amount is reasonably estimable. The effect of the outcome of these matters on the Company's future results of operations and liquidity cannot be predicted because any such effect depends on future results of operations and the amount and timing (both as to recording future charges to operations and cash expendi-tures) of the resolution of such matters. While it is not feasible to determine the outcome of these matters, in the opinion of management, any total ultimate liability will not have a material effect on the Company's financial position or results of operations and cash flows.

                        CARPENTER TECHNOLOGY CORPORATION

                               SUPPLEMENTARY DATA


QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly sales and earnings results are usually influenced by seasonal fac-tors. The first fiscal quarter (three months ending September 30) is typically the lowest because of annual plant vacation and maintenance shutdowns in this period by Carpenter and by many of its customers. This seasonal pattern can be disrupted by major economic cycles or special accounting adjustments.

                                             -----------------------------------
                                                FIRST   SECOND    THIRD   FOURTH
                                              QUARTER  QUARTER  QUARTER  QUARTER
Dollars in thousands, except per share data  -------- -------- -------- --------
RESULTS OF OPERATIONS
Fiscal 1998
  Net sales................................. $249,495 $279,956
  Gross profit..............................   70,076   77,109
  Net income................................   17,084   18,676
Fiscal 1997
  Net sales................................. $194,746 $208,670 $250,869 $284,715
  Gross profit..............................   46,428   56,601   61,916   76,163
  Net income................................    8,075   13,647   15,494   22,777
Fiscal 1996
  Net sales................................. $184,469 $210,126 $233,274 $237,455
  Gross profit..............................   48,264   52,897   58,699   68,681
  Net income................................   11,906   12,293   14,726   21,223
PER COMMON SHARE
Fiscal 1998
  Basic..................................... $    .86 $    .93
  Diluted...................................      .82      .89
Fiscal 1997
  Basic..................................... $    .46 $    .80 $    .86 $   1.15
  Diluted...................................      .45      .75      .84     1.10
Fiscal 1996
  Basic..................................... $    .70 $    .72 $    .87 $   1.25
  Diluted...................................      .67      .69      .83     1.19

PROSPECTUS

$350,000,000

CARPENTER TECHNOLOGY CORPORATION

Common Stock and Debt Securities

Carpenter Technology Corporation ("Carpenter" or the "Company") may from time to time offer, together or separately, (i) shares of its common stock, par value $5.00 per share (the "Common Stock"), and (ii) its debt securities con-sisting of debentures, notes or other evidences of indebtedness (the "Debt Se-curities"), in each case in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of offering. The Debt Secu-rities and Common Stock are collectively referred to herein as the "Securi-ties."

Specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in a Prospectus Supple-ment with respect to such Offered Securities, which Prospectus Supplement will describe, without limitation and where applicable, the following: (i) in the case of Common Stock, the specific designation, number of shares, purchase price and the rights and privileges thereof, together with any qualifications or restrictions thereon and any listing on a securities exchange and (ii) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denomination, maturity, premium, if any, exchangeability, redemption, conversion, prepayment or sinking fund provisions, if any, inter-est rate (which may be fixed or variable), if any, method, if any, of calcu-lating interest payments and dates for payment thereof, dates on which premi-um, if any, will be payable, the right of Carpenter, if any, to defer payment of interest on the Debt Securities and the maximum length of such deferral pe-riod, the initial public offering price, any listing on a securities exchange and other specific terms of the offering. Unless otherwise indicated in the Prospectus Supplement, Carpenter does not intend to list any of the Securities other than the Common Stock on a national securities exchange. Any Prospectus Supplement relating to any series of Offered Securities will contain informa-tion concerning certain United States federal income tax considerations, if applicable, to the Offered Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE AC-CURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offered Securities may be offered to or through agents, dealers or under-writers designated from time to time as set forth in the applicable Prospectus Supplement, and may be offered to other purchasers directly by Carpenter. Cer-tain terms of the offering and sale of Offered Securities, including, where applicable, the names of any underwriters, dealers or agents, any applicable commissions, discounts and other items constituting compensation of such un-derwriters, dealers or agents, and the proceeds to Carpenter from such sale, will be set forth in the accompanying Prospectus Supplement. See "Plan of Dis-tribution" for possible indemnification arrangements for underwriters, dealers and agents.

No Offered Securities may be sold without delivery of the applicable Prospec-tus Supplement describing the method and terms of the offering of the Offered Securities.

February 13, 1998.

No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Carpenter since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                             AVAILABLE INFORMATION

Carpenter is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information may be inspected without charge and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials also can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system and such material may be accessed electronically by means of the Commission's World-Wide Web Site on the Internet at http://www.sec.gov. Such material may also be inspected at the offices of The New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

Carpenter has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits filed thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional and other offices referred to above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Carpenter hereby incorporates in this Prospectus by reference thereto and makes a part hereof the following documents, heretofore filed with the Commission pursuant to the Exchange Act: (i) Carpenter's Annual Report on Form 10-K for the fiscal year ended June 30, 1997; (ii) Carpenter's Current Report on Form 8-K filed on September 30, 1997, (iii) Carpenter's Quarterly Reports on Form 10-Q for the quarters ended September 30 and December 31, 1997; (iv) Carpenter's Current Report on Form 8-K filed on March 27, 1997, as amended by Amendment No. 1 thereto on Form 8-K/A filed on May 13, 1997; (v) Carpenter's Current Report on Form 8-K filed on December 15, 1997, as amended by Amendment No. 1 thereto on Form 8-K/A filed on January 22, 1998 and as further amended by Amendment No. 2 thereto on Form 8-K/A filed on February 12, 1998 and (iv) the description of Carpenter's Common Stock contained in Carpenter's Registration Statement on Form 8-A, as the same has been and may be amended.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering being made hereby shall be deemed to be incorpo-rated in this Prospectus by reference and to be a part hereof from the respec-tive dates of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Pro-spectus or such Registration Statement.

Carpenter hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon written or oral request of any such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Requests for such copies should be directed to Corporate Secretary, Carpenter Technology Corporation, 101 West Bern Street, Reading Pennsylvania 19601, telephone (610) 208-2000.

                                  THE COMPANY

Carpenter, a specialty materials company, is a manufacturer of stainless steel and specialty alloys, including titanium alloys and various engineered prod-ucts.

On February 19, 1998, Carpenter expects to complete its acquisition of Talley Industries, Inc. ("Talley Industries"). Talley Industries is a diversified com-pany that operates in three basic segments-stainless steel products, government products and services and industrial products. Carpenter intends to retain the stainless steel products businesses and divest the other businesses.

The Company was incorporated in Delaware in 1904. Its principal executive of-fices are located at 101 West Bern Street, Reading, Pennsylvania 19601, and its telephone number is (610) 208-2000.

                                USE OF PROCEEDS

Unless otherwise set forth in the applicable Prospectus Supplement, proceeds from the sale of the Offered Securities will be used by Carpenter to reduce the outstanding principal amount under its revolving credit agreement with four United States banks. However, Carpenter intends to continue to utilize financ-ing available under its revolving credit agreement for general corporate pur-poses, possible acquisition of other businesses and capital expenditures.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges.

                                          -------------------------------------
                                            SIX MONTHS
                                                 ENDED   YEAR ENDED JUNE 30,
                                          DECEMBER 31, ------------------------
                                                  1997 1997 1996 1995 1994 1993
                                          ------------ ---- ---- ---- ---- ----
Ratio of earnings to fixed charges.......         4.6x 5.0x 5.7x 4.8x 3.8x 2.8x

For purposes of computing the ratio of earnings to fixed charges, earnings con-sist of income before income taxes, extraordinary charges and cumulative effect of changes in accounting principles, gains and losses related to less-than-fif-ty-percent-owned persons, fixed charges (other than capitalized interest), plus the amount of previously capitalized interest amortized during the period. Fixed charges consist of interest costs (including capitalized interest and am-ortization of debt discount and debt expense) and an amount representing the interest component of non-capitalized leases.

                          DESCRIPTION OF CAPITAL STOCK

The total amount of the authorized capital stock of Carpenter consists of (i) 50,000,000 shares of Common Stock, $5.00 par value, of which 19,630,028 shares were outstanding as of December 31, 1997, and 2,000,000 shares of Preferred Stock, $5.00 par value, of which approximately 444.2 shares were issued and outstanding as of such date.

The following summary does not purport to be complete and is qualified in its entirety by reference to Carpenter's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") and (ii) Carpenter's Bylaws (the "By-laws").

COMMON STOCK

Subject to such preferential rights as may be granted by the Board of Directors of Carpenter (the "Board of Directors") in connection with the future issuance of Preferred Stock, holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to re-ceive ratably such dividends as may be declared on the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of Carpenter, whether voluntary or involuntary, remaining net assets, if any, of Carpenter shall be distributed pro rata to the holders of the Common Stock. Holders of Common Stock have no subscription, redemption, conversion or preemptive rights. Mat-ters submitted for stockholder approval generally require a majority vote of the shares of Common Stock present and voting thereon, except as otherwise pro-vided by law, by the Certificate of Incorporation, as amended from time to time, or by the Bylaws. The outstanding shares of Common Stock are, and any shares of Common Stock offered hereby will, when issued, be fully paid and non-assessable.

CERTAIN PROVISIONS OF RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

The Restated Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of Carpenter's Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of Carpenter. The Restated Certificate of Incorporation of Carpenter provides that the members of the Board of Directors are divided into three classes as nearly equal in number as possible. Each class is elected for a three-year term. At each Annual Meeting of Stockholders, roughly one-third of the members of the Board of Directors will be elected for a three-year term. The other directors will remain in office until their three year terms expire. Therefore, control of the Board of Directors cannot be changed in one year, and at least two an-nual meetings must be held before a majority of the members of the Board of Di-rectors can be changed.

The General Corporation Law of the State of Delaware provides that a director, or the entire Board of Directors, may be removed by the stockholders only for cause. Vacancies on the Board of Directors may be filled for the unexpired term by a majority vote of the remaining directors. The Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direc-tion of the Board of Directors, of candidates for election as directors. In general, notice must be received by Carpenter not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting and must contain certain specified information concerning the person to be nominated and the stockholder submitting the proposal.

The Restated Certificate of Incorporation also provides that in the case of a merger or consolidation of Carpenter with or into any other corporation, or any sale, lease or exchange of all or substantially all of the assets of Carpenter to or with, or any sale, lease or exchange to or with Carpenter of any assets of, any other corporation, person or other entity, involving beneficial owners of more than 10% of any class of capital stock of Carpenter, such transactions must be approved by the affirmative vote of 80% of the outstanding shares of the capital stock of Carpenter entitled to vote. The Restated Certificate of Incorporation also provides that the affirmative vote of 80% of the capital stock of Carpenter entitled to vote is required to amend, alter or repeal such provisions or adopt any provisions inconsistent therewith.

The requirement of a supermajority vote to approve certain corporate transac-tions and certain amendments to the Restated Certificate of Incorporation of Carpenter could enable a minority of Carpenter's stockholders to exercise veto powers over such transactions and amendments.

Except as otherwise required by law and subject to the rights of the holders of stock having a preference over the Common Stock as to dividends or upon liqui-dation, special meetings of stockholders may be called only by the Board of Di-rectors pursuant to a resolution approved by a majority of the entire Board of Directors. The Restated Certificate of Incorporation provides that stockholders may act only at an annual or special meeting and stockholders may not act by written consent.

RIGHTS AGREEMENT

On June 26, 1986, the Board of Directors of Carpenter declared a dividend of one right (a "Right") for each outstanding share of Common Stock and one Right on each Share of Common Stock that will become outstanding between June 26, 1986 and the earliest of the Distribution Date, the Expiration Date and the Fi-nal Expiration Date, as amended (as such terms are defined in the Restated Rights Agreement, dated as of May 11, 1989, between Carpenter and First Chicago Trust Company of New York, as successor Rights Agent (the "Rights Agreement")). Each Right entitles the registered holder to purchase from Carpenter one share of Common Stock of Carpenter, at a price of $145 per one share (the "Purchase Price"), subject to adjustment.

The Rights will expire on June 26, 2006 (the "Final Expiration Date"), unless redeemed earlier, and will not be exercisable or transferable separately from the shares of Common Stock until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth day following a public announcement that a person (an "Acquiring Person") or any associate or affili-ate of an Acquiring Person has acquired, or obtained the right to acquire, ben-eficial ownership of 20% or more of the outstanding Common Stock of the Corpo-ration (the "Shares Acquisition Date"); or (ii) the tenth day following com-mencement of a tender or exchange offer which would result in the ownership of 20% or more of the outstanding Common Stock of Carpenter; or (iii) the tenth day after the Board of Directors declares that a person, alone or with affili-ates and associates (an "Adverse Person"), has become the beneficial owner of a substantial amount (not to be less than 15%) of outstanding Common Stock of Carpenter and that such person's ownership either is intended to cause Carpen-ter to take action adverse to its long-term interests or may cause a material adverse impact on the business or prospects of Carpenter.

In the event that (i) the Board of Directors determines that a person is an Ad-verse Person; (ii) Carpenter is the surviving corporation in a merger with an Acquiring Person and Carpenter's Common Stock remains outstanding and unchanged and is not exchanged for securities of the Acquiring Person or other property;
(iii) an Acquiring Person transfers any assets to Carpenter in exchange for Common Shares or otherwise obtains from Carpenter, with or without considera-tion, any additional Common Shares; (iv) an Acquiring Person sells, purchases, exchanges or otherwise disposes to, from or with Carpenter or any of its sub-sidiaries assets on terms and conditions less favorable to Carpenter than that which would have resulted from arms-length negotiations or an Acquiring Person sells, exchanges, or otherwise disposes assets having an aggregate fair market value of more than $10,000,000; (v) an Acquiring Person receives any compensa-tion from Carpenter or any of its subsidiaries other than compensation for full-time employment or receives the benefit, directly or indirectly of any loans, advances, guarantees, or other financial assistance provided by Carpen-ter or any of its subsidiaries; (vi) a person becomes the beneficial owner of 20% or more of the outstanding Common Stock of Carpenter; (vii) a reduction in the annual rate of dividends paid on shares of the capital stock of Carpenter or a failure to increase the annual rate of dividends on shares of capital stock of Carpenter necessary to reflect any reclassification or any similar transaction occurs without the approval of a majority of the Continuing Direc-tors (as defined in the Rights Agreement); (viii) while there is an Acquiring Person, an event involving Carpenter or any of its subsidiaries occurs which results in the Acquiring Person's proportionate ownership interest being in-creased by more than 1%, each holder of a Right will have the right to receive, upon payment of the Purchase Price, a number of shares of Common Stock having a value equal to twice the Purchase Price. Rights are not exercisable following the occurrence of any of the events set forth in this paragraph until the expi-ration of the period during which the Rights may be redeemed by Carpenter as described below. Notwithstanding the foregoing, after the occurrence of any of the events set forth in this paragraph, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person or an Adverse Person will be null and void.

Unless the Rights are redeemed earlier, if, after the Distribution Date, Car-penter is acquired in a merger or other business combination in which Carpenter is not the surviving corporation or in which the Common Stock of Carpenter is changed into or exchanged for securities of any other person or other property or 50% or more of the assets or earning power of Carpenter and its subsidiaries (taken as a whole) are sold or transferred, the Rights Agreement provides that each holder of record of a Right will from and after the time have the right to receive, upon payment of the Purchase Price, that number of shares of common stock of the acquiring company which has value equal to twice the Purchase Price.

At any time prior to the earlier of (i) ten days following the Shares Acquisi-tion Date (or such later date as may be determined by a majority of the Contin-uing Directors who are not officers of Carpenter) or (ii) the Final Expiration Date, Carpenter may redeem the Rights in whole, but not in part, at a price of $.05 per Right.

The Rights have certain anti-takeover effects and may adversely affect a third party's attempt to acquire Carpenter. The Rights will cause substantial dilu-tion to a person or group that attempts to acquire Carpenter. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of Carpenter since, among other things, the Board of Direc-tors may, at its option, under certain circumstances, redeem all but not less than all of the then outstanding Rights at $.05 per Right.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Carpenter, including, without limitation, the right to vote or to receive dividends.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Stock is First Chicago Trust Company of New York.

PREFERRED STOCK

Under Carpenter's Restated Certificate of Incorporation, the Board of Directors is authorized without further stockholder action to provide for the issuance of up to 2,000,000 shares of Preferred Stock (the "Preferred Stock"), in one or more series, by adoption of a resolution or resolutions providing for the issu-ance of such series and determining the relative rights and preferences of the shares of any such series with respect to the rate of dividend, payments on liquidation, sinking fund provisions, conversion privileges and voting rights and whether the shares shall be cumulative, noncumulative or partially cumula-tive. The holders of the Preferred Stock would not have any preemptive right to subscribe for any shares issued by Carpenter.

On September 6, 1991, the Board of Directors of Carpenter designated
461.5384615 shares of Carpenter's authorized but unissued Preferred Stock as Series A Preferred Stock (the "Series A Preferred Stock"). The shares of Series A Preferred Stock are to be issued only to State Street Bank & Trust Company as trustee of the Carpenter Employee Stock Ownership Plan, as amended from time to time, or any successor or replacement plan. The Series A Preferred Stock shall rank senior to the Common Stock as to the payment of dividends and the distri-bution of assets on liquidation, dissolution and winding-up of Carpenter, and unless otherwise provided shall rank pari passu to all series of Carpenter's preferred stock as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding up. If any of the Series A Preferred Stock is transferred to any person other than the trustee, then the shares of Series A Preferred Stock so transferred will be automatically converted into shares of Common Stock and will have only the powers and rights pertaining to the Common Stock into which such shares have been converted. The holder of shares of Series A Preferred Stock are entitled to that number of votes equal to the product of 1.3 multiplied by the number of shares of Common Stock into which the Series A Preferred Stock could be converted rounded to the nearest one-tenth of a vote. As of December 31, 1997, approximately 444.2 shares of Se-ries A Preferred Stock were issued and outstanding.

                         DESCRIPTION OF DEBT SECURITIES

The Debt Securities offered hereby will be issued under an Indenture, dated as of January 12, 1994, between Carpenter and First Trust of New York, National Association, as successor Trustee (the "Trustee"), as it may be amended or sup-plemented from time to time (the "Indenture"). The Debt Securities may be is-sued from time to time in one or more series. The particular terms of each se-ries, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement, will be described in such Prospectus Supplement.

The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Indenture, including the definitions therein of cer-tain terms which are not otherwise defined in this Prospectus. The terms of the Indenture are also governed by certain provisions contained in the Trust Inden-ture Act of 1939, as amended (the "TIA"). Certain capitalized terms used below but not defined herein have the meanings ascribed to them in the Indenture.

GENERAL

The Indenture provides that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. Carpenter may specify a maximum aggregate principal amount for the Debt Securities of any series. The Debt Securities are to have such terms and provi-sions which are not inconsistent with the Indenture, including as to maturity, principal and interest, as Carpenter may determine. The Debt Securities will be unsecured obligations of Carpenter and will rank on a parity with all other unsecured and unsubordinated indebtedness of Carpenter.

The applicable Prospectus Supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities: (i) the title of such Debt Securities;
(ii) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (iii) the date or dates on which the principal of any of such Debt Securities will be payable; (iv) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (v) the place or places where the princi-pal of and any premium and interest on any of such Debt Securities will be pay-able; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of Carpenter; (vii) the obligation, if any, of Carpenter to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or pur-chased, in whole or in part, pursuant to any such obligation; (viii) the denom-inations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (ix) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (x) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (xi) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of Carpenter or the Holder thereof, in one or more currencies or currency units other than those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined); (xii) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (xiii) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the Principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (xiv) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "Defeasance and Covenant Defeasance--Defeasance and Discharge" or "Defeasance and Covenant Defeasance-- Covenant Defeasance," or under both such captions; (xv) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to under "Form, Ex-change and Transfer Global Securities" and, if different from those described under such caption, any circumstances under which any such Global Security may be exchanged in whole or in part for Debt Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (xvi) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (xvii) any addition to or change in the covenants in the Inden-ture described under "Certain Restrictive Covenants" applicable to any of such Debt Securities; and (xviii) any other terms of such Debt Securities not in-consistent with the provisions of the Indenture.

Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securi-ties sold at an original issue discount may be described in the applicable Prospectus Supplement. In addition, certain special United States federal in-come tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable Prospectus Supplement.

FORM, EXCHANGE AND TRANSFER

The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Pro-spectus Supplement, only in denominations of $1,000 and integral multiples thereof.

At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any au-thorized denomination and of a like tenor and aggregate principal amount.

Subject to the term of the Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer en-dorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by Carpenter for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but Carpenter may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of ti-tle and identity of the person making the request. Carpenter has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by Carpenter for any Debt Securities will be named in the applicable Prospectus Supplement. Carpenter may at any time des-ignate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that Carpenter will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series.

If the Debt Securities of any series (or of any series and specified terms) are to be redeemed in part, Carpenter will not be required to (i) issue, reg-ister the transfer of or exchange any Security of that series (or of that se-ries and specified terms, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemp-tion of any such Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Security being redeemed in part.

GLOBAL SECURITIES

Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities which will have an aggregate prin-cipal amount equal to that of the Debt Securities represented thereby. Each Global Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture.

Notwithstanding any provision of the Indenture or any Security described here-in, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has noti-fied Carpenter that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any por-tion thereof will be registered in such names as the Depositary may direct.

As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be consid-ered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Inden-ture. Except in the limited circumstances referred to above, owners of benefi-cial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the own-ers or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indenture. All pay-ments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder there-of. The laws of some jurisdictions require that certain purchasers of securi-ties take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to in-stitutions that have accounts with the Depositary or its nominee ("partici-pants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its bookentry registration and transfer system, the respective prin-cipal amounts of Debt Securities represented by the Global Security to the ac-counts of its participants. Ownership of beneficial interests in a Global Secu-rity will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, ex-changes and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of Carpenter, the Trustee or any agent of Carpenter or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, su-pervising or reviewing any records relating to such beneficial interests.

Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in a Global Security, in some cases, may trade in the Depositary's same-day funds settlement system, in which secondary market trading activity in those beneficial interests would be re-quired by the Depositary to settle in immediately available funds. There is no assurance as to the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests. Also, set-tlement for purchases of beneficial interests in a Global Security upon the original issuance thereof may be required to be made in immediately available funds.

PAYMENT AND PAYING AGENTS

Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Security on any Interest Payment Date will be made to the Person in whose name such Security (or one or more Predecessor Securities) is regis-tered at the close of business on the Regular Record Date for such interest.

Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as Carpen-ter may designate for such purpose from time to time, except that at the option of Carpenter payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Regis-ter. Unless otherwise indicated in the applicable Prospectus Supplement, First Trust of New York, National Association will be designated as Carpenter's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by Carpenter for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. Carpenter may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that Carpenter will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series.

All moneys paid by Carpenter to a Paying Agent for the payment of the principal of or any premium or interest on any Security which remain unclaimed at the end of two years after such principal premium or interest has become due and pay-able will be repaid to Carpenter, and the Holder of such Security thereafter may look only to Carpenter for payment thereof.

CERTAIN DEFINITIONS

"Attributable Debt" means, as to any particular lease under which any person is at the time liable and at any date as of which the amount thereof is to be de-termined, the total net amount of rent required to be paid by such person under such lease during the remaining primary term thereof, discounted from the re-spective due dates thereof to such date at the same rate per annum as the rate of interest borne by the Outstanding Debt Securities, on a weighted average ba-sis. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on ac-count of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

"Capital Stock," as applied to the stock of any corporation, means the capital stock of every class whether now or hereafter authorized, regardless of whether such capital stock shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolu-tion or winding up of such corporation.

"Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting there-from (i) all liabilities other than (a) deferred income taxes, (b) Funded Debt and (c) shareholders' equity (including all preferred stock whether or not re-deemable) and (ii) all goodwill, trade names, trademarks, patents, organization expenses and other like intangibles, all as set forth on the most recent bal-ance sheet of Carpenter and its consolidated Subsidiaries and computed in ac-cordance with generally accepted accounting principles.

"Funded Debt" means (i) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower and
(ii) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized at the date of such computation and to be included for the purposes of the definition of Consolidated Net Tangible Assets both as an asset and as Funded Debt at the respective amounts so capitalized).

"Principal Property" means any manufacturing or processing plant or warehouse owned at the date of the Indenture or thereafter acquired by Carpenter or any Restricted Subsidiary of Carpenter which is located within the United States of America and the gross book value (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 2% of Consolidated Net Tangible Assets, other than (i) any property which in the opinion of Carpenter's Board of Directors is not of material importance to the total business conducted by Carpenter as an entirety or (ii) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

"Restricted Subsidiary" means a Subsidiary of Carpenter (i) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States of America and (ii) which owns a Principal Property.

"Subsidiary" means any corporation more than 50% of the outstanding voting stock of which is owned or controlled, directly or indirectly, by (i) Carpenter, (ii) Carpenter and one or more Subsidiaries or (iii) one or more Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class has such voting power by reason of any contingency.

"U.S. Government Obligation" means (x) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Debt Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in Clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any such payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

CERTAIN COVENANTS OF CARPENTER

Restrictions on Secured Debt. If Carpenter or any Restricted Subsidiary shall incur, issue, assume or guarantee any loans or notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by a mortgage, pledge or lien ("Mortgage") on any Principal Property of Carpenter or any Restricted Subsidiary, or on any shares of Capital Stock or Debt of any Restricted Subsidiary, Carpenter will provide or cause such Restricted Subsidiary to provide that the Debt Securities (together with, if Carpenter shall so determine, any other Debt of Carpenter or such Restricted Subsidiary then existing or thereafter created which is not subordinated to the Debt Securities) be secured equally and ratably with (or, at Carpenter's option, prior to) such secured Debt, unless the aggregate amount of all such secured Debt, together with all Attributable Debt with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Restrictions on Sales and Leasebacks" below), would not exceed 5% of Consolidated Net Tangible Assets.

The above restrictions will not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by (i) Mortgages on property of, or on any shares of Capital Stock of or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary, (ii) Mortgages in favor of Carpenter or a Restricted Subsidiary,
(iii) Mortgages in favor of governmental bodies to secure progress, advance or other payments, (iv) Mortgages on property, shares of Capital Stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and purchase money and construction Mortgages which are entered into within specified time limits, (v) Mortgages securing industrial revenue or pollution control bonds and (vi) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (i) through (v) inclusive.

Restrictions on Sales and Leasebacks. Neither Carpenter nor any Restricted Subsidiary will enter into any sale and leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Debt with respect to such transactions plus all Debt secured by Mortgages on Principal Properties (with the exception of secured Debt which is excluded as described in "Restrictions on Secured Debt" above) would not exceed 5% of Consolidated Net Tangible Assets.

This restriction will not apply to, and there will be excluded from Attributable Debt in any computation under such restriction, any sale and leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years, (ii) the sale and leaseback transaction of the Principal Property is made prior to, at the time of or within a specified period after its acquisition or construction, (iii) the lease secures or relates to industrial revenue or pollution control bonds,
(iv) the transaction is between Carpenter and a Restricted Subsidiary or between Restricted Subsidiaries or (v) Carpenter or such Restricted Subsidiary within 180 days after the sale or transfer applies an amount equal to the greater of the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or the fair market value of the Principal Property so leased at the time of entering into such arrangement to (a) the retirement of the Debt Securities or certain Funded Debt of Carpenter or a Restricted Subsidiary or (b) the purchase of other property which will constitute Principal Property having a fair market value, in the opinion of Carpenter's Board of Directors, at least equal to the fair market value of the Principal Property so leased. The amount to be applied to the retirement of such Funded Debt of Carpenter or a Restricted Subsidiary shall be reduced by
(x) the principal amount of any Debt Securities (or other notes or debentures constituting such Funded Debt) delivered within such 180-day period to the Trustee or other applicable trustee for retirement and cancellation and (y) the principal amount of such Funded Debt other than items referred to in the preceding clause (x), voluntarily retired by Carpenter or a Restricted Subsidiary within 180 days after such sale, provided that, notwithstanding the foregoing, no retirement referred to in this paragraph may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or any mandatory prepayment provision.

Except as described in "Restrictions on Secured Debt" and "Restrictions on Sales and Leasebacks," the Indenture will not contain any covenants or provisions that may afford holders of the Debt Securities protection in the event of a highly leveraged transaction.

SUCCESSOR COMPANY

The Indenture will provide that no consolidation or merger of Carpenter with or into any other corporation and no conveyance, transfer or lease of its properties and assets substantially as an entirety to any person may be made unless (i) the person formed by or resulting from any such consolidation or merger or which shall have received the transfer of such property and assets shall be a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and shall expressly assume by a supplemental indenture payment of the principal of, premium (if any) and interest on the Debt Securities and the performance and observance of the Indenture, (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing and
(iii) Carpenter shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that the consolidation, merger, conveyance, transfer or lease, and if a supplemental indenture is required for such transaction, such supplemental indenture, complies with the above requirements of the Indenture.

EVENTS OF DEFAULT

Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Security of that series when due; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days;
(c) failure to deposit any sinking fund payment, when due, in respect of any Security of that series; (d) failure to perform any other covenant of Carpenter in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series as provided in the Indenture; (e) certain defaults by Carpenter or any of its Restricted Subsidiaries under any bond, debenture, note or other evidence of indebtedness for money borrowed in excess of $3,000,000, under any capitalized lease or un-der any mortgage, indenture or instrument, which default (i) consists of a failure to pay any such indebtedness or liability upon its stated maturity or
(ii) results in such indebtedness or liability becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, and continuance thereof for 10 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture; and
(f) certain events in bankruptcy, insolvency or reorganization.

If an Event of Default (other than an Event of Default described in clause (f) above) with respect to the Debt Securities of any series at the time Outstand-ing shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Security that is an Original Issue Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Security) to be due and payable immediately. If an Event of Default described in clause (f) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Dis-count Security or other Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification and Waiver."

Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Hold-ers shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any pro-ceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Securities of that series.

No Holder of a Security of any series will have any right to institute any pro-ceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has pre-viously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not re-ceived from the Holders of a majority in aggregate principal amount of the Out-standing Debt Securities of that series a direction inconsistent with such re-quest, within 60 days after such notice, request and offer. However, such limi-tations do not apply to a suit instituted by a Holder of a Security for the en-forcement of payment of the principal of or any premium or interest on such Se-curity on or after the applicable due date specified in such Security.

Carpenter will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not Carpenter, to its knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known de-faults.

MODIFICATION AND WAIVER

Modifications and amendments of the Indenture may be made by Carpenter and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such mod-ification or amendment; provided, however, that no such modification or amend-ment may, without the consent of the Holder of each Outstanding Security af-fected thereby, (a) change the Stated Maturity of the principal of, or any in-stallment of principal of or interest on, any Security, (b) reduce the princi-pal amount of, or any premium or interest on, any Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Secu-rity payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Se-curity, (e) impair the right to institute suit for the enforcement of any pay-ment on or with respect to any Security, (f) reduce the percentage in princi-pal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, (g) reduce the percentage in principal amount of Outstanding Debt Securities of any se-ries necessary for waiver of compliance with certain provisions of the Inden-ture or for waiver of certain defaults or (h) modify such provisions with re-spect to modification and waiver.

The Holders of a majority in principal amount of the Outstanding Debt Securi-ties of any series may waive compliance by Carpenter with certain restrictive provisions of the Indenture. The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture, except a default in the payment of principal, premium or inter-est and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Security of such series affected.

The Indenture provides that in determining whether the Holders of the requi-site principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable (for example, because it is based on an index), the principal amount of such Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Security and (iii) the principal amount of a Security de-nominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Security, of the principal amount of such Security (or, in the case of a Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302 of the Indenture, will not be deemed to be Outstand-ing.

Except in certain limited circumstances, Carpenter will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstanc-es, the Trustee also will be entitled to set a record date for action by Hold-ers. If a record date is set for any action to be taken by Holders of a par-ticular series such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effec-tive, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by Carpenter (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

DEFEASANCE AND COVENANT DEFEASANCE

If and to the extent indicated in the applicable Prospectus Supplement, Carpen-ter may elect, at its option at any time, to have the provisions of Section 1302 of the Indenture, relating to defeasance and discharge of indebtedness, or
Section 1303 of the Indenture, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Debt Securities of any series, or to any specified part of a series.

Defeasance and Discharge. The Indenture provides that, upon Carpenter's exer-cise of its option (if any) to have Section 1302 of the Indenture apply to any Debt Securities, Carpenter will be discharged from all its obligations with re-spect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Matu-rities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, Carpenter has delivered to the Trustee an Opinion of Counsel to the effect that Carpenter has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such de-posit, defeasance and discharge were not to occur.

Defeasance of Certain Covenants. The Indenture provides that, upon Carpenter's exercise of its option (if any) to have Section 1303 of the Indenture apply to any Debt Securities, Carpenter may omit to comply with certain restrictive cov-enants, including those described under "Certain Covenants of Carpenter," any that may be described in the applicable Prospectus Supplement, and the occur-rence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) and clause (e) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. Carpenter, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securi-ties. Carpenter will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securi-ties will not recognize gain or loss for federal income tax purposes as a re-sult of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event Carpenter exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any accelera-tion resulting from such Event of Default. In such case, Carpenter would remain liable for such payments.

NOTICES

Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register.

TITLE

Carpenter, the Trustee and any agent of Carpenter or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes.

GOVERNING LAW

The Indenture and the Debt Securities will be governed by, and construed in ac-cordance with, the law of the State of New York.

REGARDING THE TRUSTEE

First Trust of New York, National Association is the successor Trustee under the Indenture. First Trust of New York, National Association also acts as the successor trustee under the Indenture for Carpenter's 9% Debentures due 2022 (the "9% Indenture").

Upon the occurrence of an Event of Default, or any event of default under the 9% Indenture, the Trustee may be deemed to have a conflicting interest with re-spect to the Debt Securities for purposes of the Trust Indenture Act of 1939, as amended, and, accordingly, may be required to resign as Trustee under the Indenture.

                              PLAN OF DISTRIBUTION

Carpenter may sell the Offered Securities being offered hereby: (i) directly to purchasers; (ii) through agents; (iii) through dealers; (iv) through underwrit-ers; or (v) through a combination of any such methods of sale.

The distribution of the Offered Securities may be effected from time to time in one or more transactions either: (i) at a fixed price or prices, which may be changed; (ii) at market prices prevailing at the time of sale; (iii) at prices related to such prevailing market prices; or (iv) at negotiated prices.

Offers to purchase Offered Securities may be solicited directly by Carpenter. Offers to purchase Offered Securities may also be solicited by agents desig-nated by Carpenter from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by Carpenter to such agent will be set forth, in the Prospectus Supplement.

If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, Carpenter will sell such Offered Securities to the dealer, as principal. The dealer, who may be deemed to be an "underwrit-er" as that term is defined in the Securities Act, may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale.

If an underwriter is, or underwriters are, utilized in the sale, Carpenter will execute an underwriting agreement with such underwriters at the time of sale to them and the names of the underwriters will be set forth in the Prospectus Sup-plement, which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. In connection with the sale of Offered Securities, such underwriters may be deemed to have received compensation from Carpenter in the form of underwriting dis-counts or commissions and may also receive commissions from purchasers of Of-fered Securities for whom they may act as agents. Underwriters may also sell Offered Securities to or through dealers, and such dealers may receive compen-sation in the form of discounts, concessions or commissions from the underwrit-ers and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by Carpenter to underwriters in connection with the offering of Offered Securities, and any discounts, concessions or commis-sions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement.

Underwriters, dealers, agents and other persons may be entitled, under agree-ments that may be entered into with Carpenter, to indemnification by Carpenter against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may engage in transactions with, or perform services for, Carpenter in the ordinary course of business.

If so indicated in the applicable Prospectus Supplement, Carpenter will autho-rize underwriters, dealers or other persons to solicit offers by certain insti-tutions to purchase Offered Securities pursuant to contracts providing for pay-ment and delivery on a future date or dates. Institutions with which such con-tracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Offered Secu-rities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if the Offered Securi-ties are also being sold to underwriters, Carpenter shall have sold to such un-derwriters the Offered Securities not sold for delayed delivery. The underwrit-ers, dealers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The Prospectus Supplement re-lating to such contracts will set forth the price to be paid for Offered Secu-rities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of Offered Se-curities pursuant to such contracts.

The anticipated date of delivery of the Offered Securities will be set forth in the applicable Prospectus Supplement relating to each offer.

                                 LEGAL MATTERS

The validity of the Offered Securities will be passed upon for Carpenter by Dechert Price & Rhoads, Philadelphia, Pennsylvania. Unless otherwise indicated in the Prospectus Supplement, if the Offered Securities are being distributed in an underwritten offering or through agents, Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, will act as counsel for such underwriters or agents.

                                    EXPERTS

The consolidated financial statements and related consolidated financial statement schedule of Carpenter, included in Carpenter's Annual Report on Form 10-K for fiscal year end June 30, 1997, incorporated by reference in this Pro-spectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

The financial statements of Dynamet Incorporated incorporated in this Prospec-tus by reference to the audited historical financial statements included in Carpenter's Form 8-K/A dated May 13, 1997, have been so incorporated in reli-ance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Talley Industries, Inc. incorporated in this Pro-spectus by reference to the audited historical financial statements included in Carpenter's Form 8-K/As dated January 22, 1998, and February 12, 1998, have been so incorporated in reliance on the report of Price Waterhouse LLP, inde-pendent accountants, given on the authority of said firm as experts in audit-ing and accounting.